     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 31, 2000



                                                      REGISTRATION NO. 333-33156

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 1
                                       TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------
                              BIRCH TELECOM, INC.
             (Exact name of registrant as specified in its charter)

                DELAWARE                                    4813                                   43-1766929
    (State or Other Jurisdiction of             (Primary Standard Industrial                     (IRS Employer
     Incorporation or Organization)                Classification Number)                     Identification No.)

                            ------------------------
                             2020 BALTIMORE AVENUE
                          KANSAS CITY, MISSOURI 64108
                                 (816) 300-3000
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)
                         ------------------------------
                               BRADLEY A. MOLINE
                            CHIEF FINANCIAL OFFICER
                              BIRCH TELECOM, INC.
                             2020 BALTIMORE AVENUE
                          KANSAS CITY, MISSOURI 64108
                                 (816) 300-3000
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------
                                   COPIES TO:

         KIRK A. DAVENPORT, ESQ.                       RISE B. NORMAN, ESQ.
             LATHAM & WATKINS                       SIMPSON THACHER & BARTLETT
             885 THIRD AVENUE                          425 LEXINGTON AVENUE
         NEW YORK, NEW YORK 10022                    NEW YORK, NEW YORK 10017
              (212) 906-1200                              (212) 455-2000

                            ------------------------
    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /


    If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES, AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS


                               12,500,000 SHARES


                                     [LOGO]

                                  COMMON STOCK
------------------------------------------------------------


This is our initial public offering of shares of common stock. No public market currently exists for our shares. We are offering 12,500,000 shares. We have made application to have our common stock approved for quotation on the Nasdaq National Market under the symbol "BRCH." We anticipate the public offering price to be between $15.00 and $17.00 per share.



     INVESTING IN THE SHARES INVOLVES RISKS. RISK FACTORS BEGIN ON PAGE 6.


NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                                              PER SHARE              TOTAL
Public offering price                    $                    $
Underwriting discount                    $                    $
Proceeds to Birch Telecom                $                    $


We have granted the underwriters the right to purchase up to 1,875,000 additional shares within 30 days to cover any over-allotments.



Bear, Stearns & Co. Inc., on behalf of the underwriters, expects to deliver the
shares on or about             , 2000.


--------------------------------------------------------------------------------
LEHMAN BROTHERS                                         BEAR, STEARNS & CO. INC.

       DONALDSON, LUFKIN & JENRETTE

              FIRST UNION SECURITIES, INC.

                      J.P. MORGAN & CO.

                             THOMAS WEISEL PARTNERS LLC

                                    FIDELITY CAPITAL MARKETS
                                                     A DIVISION OF NATIONAL
                                                       FINANCIAL SERVICES
                                                           CORPORATION

            , 2000

                              [INSIDE FRONT COVER]

      [Map of United States showing current markets and expansion regions]

                               TABLE OF CONTENTS

                                          PAGE
                                        --------
Prospectus Summary....................      1
Risk Factors..........................      6
Use Of Proceeds.......................     18
Dividend Policy.......................     18
Capitalization........................     19
Dilution..............................     20
Selected Consolidated Financial and
  Operating Data......................     21
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     23
Business..............................     32
Regulation............................     44
Management............................     54

                                          PAGE
                                        --------

Certain Relationships and Related
  Transactions........................     64
Security Ownership of Certain
  Beneficial Owners and Management....     67
Description of Certain Indebtedness...     69
Description of Capital Stock..........     70
Shares Eligible For Future Sale.......     73
Certain United States Federal Tax
  Considerations for Non-United States
  Holders.............................     75
Underwriting..........................     77
Legal Matters.........................     80
Experts...............................     80
Where You Can Find More Information...     80
Index to Financial Statements.........    F-1

                             ABOUT THIS PROSPECTUS

    We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information about us and our common stock, you should refer to the registration statement. This prospectus summarizes material provisions of contracts and other documents to which we refer you. Since the prospectus may not contain all of the information that you may find important, you should review the full text of these documents. We have included copies of these documents as exhibits to our registration statement.

                            ------------------------

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING US AND OUR COMMON STOCK BEING SOLD IN THE OFFERING AND OUR FINANCIAL STATEMENTS AND THE NOTES TO THOSE STATEMENTS APPEARING ELSEWHERE IN THIS PROSPECTUS. UNLESS OTHERWISE SPECIFICALLY STATED, INFORMATION IN THIS PROSPECTUS GIVES PRO FORMA EFFECT TO:


    - THE EXERCISE BY AN AFFILIATE OF KOHLBERG KRAVIS ROBERTS & CO. ON
      MARCH 23, 2000 OF ITS OPTIONS TO INVEST AN ADDITIONAL $50.0 MILLION IN OUR COMPANY;



    - THE CONVERSION OF ALL OUTSTANDING SHARES OF OUR PREFERRED STOCK INTO SHARES OF COMMON STOCK, WHICH WILL OCCUR AUTOMATICALLY UPON COMPLETION OF THE OFFERING; AND



    - A 1.795-FOR-1 SPLIT OF OUR COMMON STOCK, WHICH WILL OCCUR PRIOR TO COMPLETION OF THE OFFERING.


    IN ADDITION, UNLESS OTHERWISE SPECIFICALLY STATED, INFORMATION IN THIS PROSPECTUS ASSUMES THE UNDERWRITERS DO NOT EXERCISE THEIR OPTION TO PURCHASE ADDITIONAL SHARES IN THE OFFERING.

                                  OUR COMPANY

    We are a rapidly growing integrated communications provider. We seek to become the leading provider of telecommunications services for small and mid-sized businesses in each of the cities we serve. We offer state-of-the-art telecommunications services to our customers, who today are located throughout Missouri, Kansas and Texas. These voice and data service offerings include local and long distance telephone service, Internet access, web hosting, integrated voice and data transmission over broadband lines and customer premises equipment sales and services. We offer these services to our customers through a combination of leased and owned network facilities. We are currently deploying collocations and transmission equipment throughout our markets to deliver digital subscriber line service, which will support dedicated high-speed Internet access and eventually voice services. We expect to have over 130 collocations operational by the end of this year. Our revenue for the year ended December 31, 1999 was $60.5 million, a 132% increase over 1998.

    We have increased our local access lines in service to over 135,000 and now serve over 20,000 business customers, making us one of the largest integrated communications providers in the territory served by Southwestern Bell. We intend to continue to grow our customer base rapidly. We currently serve 17 markets that have populations ranging in size from 95,000 to 4.5 million. We average 6,000 lines in each of those markets. We intend to offer our services in an additional 20 markets before the end of 2001. We expect to expand our operations in Texas and into Oklahoma in the second quarter of this year and to commence service in the regions served by Ameritech and BellSouth in 2001. We have developed systems and network capabilities and have an experienced sales force and customer service team that position us to rapidly penetrate new markets and serve a growing number of customers. We believe that our success to date is largely attributable to our customer-focused philosophy and our aggressive marketing strategy.

    We have developed a capital-efficient network platform to deliver voice services to our customers. In most of our markets, we lease substantially all of the network elements from the incumbent telephone company and use our advanced back-office systems to combine these elements into integrated Birch-branded voice services. This network delivery method, which we call the unbundled network element platform, or UNE-P, has allowed us to offer voice services to customers located virtually anywhere in our markets and achieve high gross margins and superior returns on incremental capital invested. UNE-P allows us to minimize current capital expenditures and maintain design flexibility for the next generation of telecommunications technology.

    We currently operate 26 data switches and a high-speed network interconnecting these switches to carry data traffic across our region. We intend to be one of the first carriers in our markets to deliver broadband facilities directly to our small and mid-sized business customers. By implementing digital subscriber line technology to transmit both data and voice traffic over a single line, we expect to significantly reduce the per-line costs of providing and leasing telephone lines. These savings should allow us to offer a more attractive package of data and voice services to our customers and improve our gross margins. We are beta-testing technologies provided by third-party vendors that we expect will allow us to provide voice services over digital subscriber lines.

    We offer our customers simplified packages of voice and high-speed data services designed for small and mid-sized businesses, which are conveniently billed on a single invoice. In each of our markets, we deploy a locally based sales force that consults with our customers to assist them in selecting an appropriate service package that will meet their needs. Our 170-person direct sales force is supported by aggressive multi-media advertising campaigns designed to enhance awareness of the Birch name. We believe that our customer-oriented approach to small and mid-sized businesses provides us with an advantage over incumbent telephone companies, who are not focused on these customers.

                                  OUR STRATEGY

    We believe that our business is poised for rapid expansion and that our experienced management team is well prepared to execute our focused business strategy. The key elements of our strategy include:

    - FOCUSING ON SMALL AND MID-SIZED BUSINESS CUSTOMERS;

    - PROVIDING COMPLETE SERVICE PACKAGES THAT ARE TAILORED TO OUR CUSTOMERS;

    - CREATING A STRONG BRAND PRESENCE;

    - DEPLOYING A DIRECT SALES FORCE IN EACH OF OUR MARKETS;

    - INVESTING IN INDUSTRY-LEADING, SCALABLE BACK OFFICE SYSTEMS;

    - MAINTAINING MAXIMUM NETWORK FLEXIBILITY;

    - EXPANDING OUR GEOGRAPHIC REACH; AND

    - GROWING THROUGH ACQUISITIONS.

                                 RECENT EVENTS


    In August 1999, an affiliate of KKR purchased $60.0 million of our preferred stock and, on March 23, 2000, exercised options to invest an additional
$50.0 million in our company. KKR's investment will be converted into common stock at the closing of the offering. KKR is our largest stockholder and, after giving effect to this exercise, KKR's investment would have represented a 51.2% equity interest as of March 23, 2000. Upon closing of the offering, KKR will beneficially own approximately 44.5% of our outstanding common stock.


    In December 1999, we obtained a $75.0 million senior credit facility, which was increased to $125.0 million in February 2000. This credit facility provides for a $25.0 million reducing revolver and $100.0 million in multi-draw term loans. The revolver is available for general corporate purposes of our subsidiaries, and the term loans are to be used to finance telecommunications equipment, inventory, network assets and back office systems.

                            ------------------------

                               PRINCIPAL OFFICES

    We were incorporated in Delaware on December 23, 1996, and our principal executive offices are located at 2020 Baltimore Avenue, Kansas City, Missouri 64108. Our telephone number is (816) 300-3000. Our website address is www.birch.com. Information on our website does not constitute part of this prospectus.

                                  THE OFFERING


Common stock offered.........................  12,500,000 shares

Over-allotment option........................  1,875,000 shares

Common stock to be outstanding after the
  offering, not including the over-allotment
  option.....................................  95,229,209 shares

Use of proceeds..............................  We estimate that our net proceeds from the offering will be approximately $184.0
                                               million, based on an assumed initial public
                                               offering price of $16.00 per share, or $211.9
                                               million if the underwriters exercise their
                                               over-allotment option. We plan to use the net
                                               proceeds from the offering to fund capital
                                               expenditures and operating losses and for
                                               general corporate purposes, including
                                               possible future investments, acquisitions or
                                               strategic alliances.

Proposed Nasdaq National Market symbol.......  BRCH


    The calculation of the number of shares outstanding after the offering is based on:


    - the number of shares outstanding on March 23, 2000;



    - conversion of our preferred stock into 74,147,134 shares of common stock, which will occur automatically upon completion of the offering; and



    - the 1.795-for-1 split of our common stock, which will occur prior to completion of the offering.


    Other than the shares issued upon exercise by KKR of its options, this total does not reflect:

    - shares that may be issued upon the exercise of outstanding options and warrants; or

    - shares that are reserved for future issuance pursuant to our employee and director stock plans.

               SUMMARY CONSOLIDATED FINANCIAL AND OPERATING DATA


    The following table summarizes the consolidated financial and operating data of our business for the periods presented. Our statement of operations data and other financial data for the years ended December 31, 1997, 1998 and 1999 and our actual balance sheet data as of December 31, 1999, as well as the statement of operations data, other financial data and balance sheet data for the predecessor company as of and for the year ended December 31, 1997 have been derived from, and is qualified by reference to, our consolidated financial statements included elsewhere in this prospectus, which Ernst & Young LLP, our independent auditors, have audited. The per share data presented below gives effect to the 1.795-for-1 split of our common stock, which will occur prior to completion of the offering. The pro forma balance sheet data presented below give effect to (1) the exercise by an affiliate of KKR of its options, (2) the conversion of all outstanding shares of our preferred stock into common stock, which will occur automatically upon completion of the offering and (3) the 1.795-for-1 split of our common stock as if these events had occurred on December 31, 1999. The pro forma as adjusted balance sheet data presented below give effect to the pro forma items listed above and reflect the sale of 12,500,000 shares of common stock in the offering at an assumed initial public offering price of $16.00 per share as if they had occurred on December 31, 1999. The pro forma net loss per share calculation gives effect to all of the pro forma items listed above as if they had occurred on January 1, 1999. You should read the information set forth below in conjunction with "Selected Consolidated Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and their related notes included elsewhere in this prospectus.


    EBITDA consists of earnings before interest, income taxes, depreciation and amortization. EBITDA is provided because it is a measure of financial performance commonly used in the telecommunications industry. EBITDA is used by management and some investors as an indicator of a company's historical ability to service debt. Management believes that an increase in EBITDA is an indicator of improved ability to service existing debt, to sustain potential future increases in debt and to satisfy capital requirements. We have presented EBITDA to enhance your understanding of our operating results. You should not construe it as an alternative to operating income, as an indicator of our operating performance nor as an alternative to cash flows from operating activities as a measure of liquidity determined in accordance with generally accepted accounting principles, or GAAP. We may calculate EBITDA differently from other companies. For further information, see our consolidated financial statements and the related notes elsewhere in this prospectus.

    The predecessor company is Valu-Line Companies, Inc., which merged with us in February 1998. Prior to February 1998, Birch had no revenues and was a development stage company.

    We acquired Boulevard Phone Company, Telesource Communications, Inc. and TFSnet, Inc. in 1998 and American Local Telecommunications, LLC and Capital Communications Corporation in 1999. The statement of operations data, other financial data and operating data in the table include the operations of these companies beginning on the dates they were acquired. These acquisitions affect the comparability of the financial data for the periods presented.

                                                                  YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------------------------
                                                     THE PREDECESSOR                       BIRCH
                                              ------------------------------   ------------------------------
                                                1995       1996       1997       1997       1998       1999
                                              --------   --------   --------   --------   --------   --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Revenue.....................................  $12,226    $13,217    $16,801    $    --    $ 26,087   $ 60,538
Gross margin................................    3,942      4,468      4,959         --       7,201     14,180
Income (loss) from operations...............      233        596        551     (1,803)    (10,876)   (49,693)
Net income (loss)...........................       94        289        268     (1,789)    (16,208)   (61,804)

Net loss applicable to common stock.........                                    (1,789)    (17,933)   (65,646)
Shares used in per share calculation........                                     2,217       6,837      8,896
Net loss per common share--basic and
  diluted...................................                                     (0.81)      (2.62)     (7.38)

Shares used in pro forma per share
  calculation...............................                                                           95,543
Pro forma net loss per common share--basic
  and diluted...............................                                                            (0.65)

OTHER FINANCIAL DATA:
Cash flows from operating activities........  $  (267)   $   834    $   488    $(1,551)   $(10,643)  $(53,225)
Cash flows from investing activities........     (230)      (513)      (243)      (128)    (67,093)   (31,796)
Cash flows from financing activities........      259       (257)      (145)     1,889     117,271     50,329
EBITDA......................................      422        907        892     (1,776)     (8,568)   (38,865)
Capital expenditures........................      230        513        243        128      21,550     41,360

OPERATING DATA:
Local customers served at end of period.....                                        --      14,735     38,487
Access lines in service at end of period....                                        --      39,323    112,518
Circuit switches in service at end of
  period....................................                                        --           1          4
Data switches in service at end of period...                                        --           1         19
Employees at end of period..................                                        14         345        935



                                                                   AS OF DECEMBER 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents...................................  $  5,053   $ 52,503      $236,503
Pledged securities..........................................    23,420     23,420        23,420
Property and equipment......................................    70,192     70,192        70,192
Total assets................................................   146,971    187,723       371,723
Long-term debt and capital lease obligations................   125,785    125,785       125,785
Redeemable preferred stock..................................    63,550         --            --
Total stockholders' equity (deficit)........................   (67,757)    39,545       223,545

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AS WELL AS THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS BEFORE INVESTING IN SHARES OF OUR COMMON STOCK. IF ANY OF THE FOLLOWING RISKS ACTUALLY OCCURS, OUR BUSINESS COULD BE HARMED. IN THAT CASE, THE TRADING PRICE OF THE COMMON STOCK COULD DECLINE AND YOU MIGHT LOSE ALL OR PART OF YOUR INVESTMENT. YOU SHOULD ALSO REFER TO THE OTHER INFORMATION SET FORTH IN THIS PROSPECTUS, INCLUDING OUR FINANCIAL STATEMENTS AND THE RELATED NOTES.

                         RISKS RELATED TO OUR BUSINESS

WE HAVE A LIMITED HISTORY UPON WHICH YOU CAN BASE YOUR INVESTMENT DECISION.

    We commenced operations in February 1998, and since that time we have grown rapidly. As a result of our limited operating history, you have limited operating and financial data about us upon which to base an evaluation of our performance and an investment in our common stock. Our ability to provide an integrated package of bundled telecommunications services on a widespread basis and to generate operating profits and positive operating cash flow will depend upon our ability, among other things, to:

    - develop our operational support and other back office systems;

    - obtain state authorizations to operate as a competitive local exchange carrier and any other required governmental authorizations;

    - increase awareness of our brand and attract and retain an adequate customer base;

    - raise additional capital;

    - attract and retain qualified personnel;

    - enter into and implement interconnection agreements with established telephone companies on satisfactory terms; and

    - enter into new markets and successfully compete for business in different environments.

    We cannot assure you that we will be able to achieve any of these objectives, generate sufficient revenues to achieve or sustain profitability, meet our working capital and debt service requirements or compete successfully in the telecommunications industry.

WE HAVE A HISTORY OF OPERATING LOSSES, AND WE MAY NOT BE PROFITABLE IN THE
FUTURE.

    We have incurred significant losses since we began operations as a competitive telecommunications provider and expect to continue to incur losses in the future as we build our network. For the year ended December 31, 1999, we had operating losses of $49.7 million and a net loss of $61.8 million. As of December 31, 1999, we had an accumulated deficit of $79.8 million. We expect to experience losses during our network and service deployment, which will continue for the foreseeable future. Prolonged effects of generating losses without additional funding may restrict our ability to pursue our business strategy. Unless our business plan is successful, your investment in our common stock may result in a complete loss of your invested capital.

    If we cannot achieve profitability from operating activities, we may not be able to meet:

    - our capital expenditure requirements;

    - our debt service obligations; or

    - our working capital needs.

OUR HIGHLY LEVERAGED CAPITAL STRUCTURE LIMITS OUR ABILITY TO OBTAIN ADDITIONAL FINANCING AND COULD ADVERSELY AFFECT OUR BUSINESS IN SEVERAL OTHER WAYS.


    The level of our outstanding debt greatly exceeds the level of our revenue and stockholders' equity. As of March 31, 2000, we had $165.8 million of long-term indebtedness outstanding, including $50.0 million outstanding under our senior credit facility and $114.7 million of senior notes outstanding. At March 31, 2000, we had $75.0 million available for borrowing under our senior credit facility. We may, and are also permitted under the terms of our debt instruments to, incur substantial indebtedness in the future. We are currently renegotiating the terms of the senior credit facility, including increasing the size of the facility.


    Our large amount of indebtedness could significantly impact our business for the following reasons:

    - it limits our ability to obtain additional financing to complete our roll-out plan, to develop new services or to otherwise respond to unanticipated competitive pressures;

    - it means that we will need to dedicate a substantial portion of our operating cash flow to fund interest expense on our senior credit facility and our senior notes, thereby reducing funds available for working capital, capital expenditures or other purposes;

    - it makes us vulnerable to interest rate fluctuations because our senior credit facility loans bear interest at variable rates;

    - it limits our ability to compete with companies who are not as highly leveraged, especially those who may be able to price their service offerings at levels below those we can or are willing to match; and

    - it limits our ability to expand into new markets and to react to changing market conditions, changes in our industry and economic downturns.

OUR EXISTING DEBT INCLUDES RESTRICTIVE AND FINANCIAL COVENANTS THAT LIMIT OUR OPERATING FLEXIBILITY.

    Our senior credit facility and the indenture relating to our senior notes contain covenants that, among other things, restrict our ability to take specific actions, even if we believe them to be in our best interest. These include restrictions on our ability to:

    - incur additional debt;

    - pay dividends or distributions on, or redeem or repurchase, capital stock;

    - create liens or negative pledges with respect to our assets;

    - make investments, loans or advances;

    - issue, sell or allow distributions on capital stock of specified subsidiaries;

    - enter into sale and leaseback transactions;

    - prepay or defease specified indebtedness;

    - enter into transactions with affiliates;

    - enter into specified hedging arrangements;

    - merge, consolidate or sell our assets; or

    - engage in any business other than telecommunications.

    The senior notes also require us to offer to purchase these notes from the holders at 101% if we undergo a change of control. In addition, the senior credit facility imposes financial covenants that require us to comply with specified financial ratios and tests, including minimum revenues, minimum

EBITDA/maximum EBITDA losses, minimum access lines, senior secured debt to total capitalization, maximum capital expenditures, maximum leverage ratios, minimum interest coverage ratios and pro forma debt service coverage ratios. We cannot assure you that we will be able to meet these requirements or satisfy these covenants in the future. If we fail to do so, our debts could become immediately payable at a time when we are unable to pay them. This could adversely affect our ability to carry out our business plan and would have a negative effect on our financial condition.

WE EXPECT TO GROW AND CANNOT GUARANTEE THAT WE WILL BE ABLE TO EFFECTIVELY MANAGE OUR FUTURE GROWTH.

    If we successfully implement our business plan, our operations will expand rapidly, and we will be providing packaged telecommunications services on a widespread basis. This could place a significant strain on our management, operational, financial and other resources and increase demands on our systems and controls. Failure to manage our future growth effectively could adversely affect the expansion of our customer base and service offerings. We cannot assure you that we will successfully implement and maintain efficient operational and financial systems, procedures and controls or successfully obtain, integrate and manage the employees and management, operational, financial and other resources necessary to manage a developing and expanding business in our evolving, highly regulated and increasingly competitive industry.

TO EXPAND AND DEVELOP OUR BUSINESS WE WILL NEED A SIGNIFICANT AMOUNT OF CASH, WHICH WE MAY BE UNABLE TO OBTAIN.

    The expansion and development of our business and the deployment of our networks, services and systems will require significant capital expenditures, working capital and debt service and generate negative operating cash flows.

    The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of, among other things, the demand for our services and regulatory, technological and competitive developments, including additional market developments and new opportunities, in our industry. Our revenue and costs may also be dependent upon factors that are not within our control, including regulatory and legislative developments, the response of our competitors to their loss of customers to us and to changes in technology, the nature and penetration of services that we may offer and the number of subscribers and the services for which they subscribe. Due to the uncertainty of these factors, actual revenues and costs may vary from expected amounts, possibly to a material degree, and these variations are likely to affect our future capital requirements.

    We also expect that we will require additional financing or may require financing sooner than anticipated to complete our roll-out plan or if our development plans change or prove to be inaccurate. We may also require additional financing in order to develop new services or to otherwise respond to changing business conditions or unanticipated competitive pressures. Sources of additional financing may include commercial bank borrowings, vendor financing, or the private or public sale of equity or debt securities. If we decide to raise additional funds through the incurrence of debt, our interest obligations will increase, and we may become subject to additional or more restrictive financial covenants, which could impair our ability to develop our business. If we decide to raise additional funds through the issuance of equity, the ownership interests represented by the common stock will be diluted. We cannot assure you that we will be successful in raising sufficient additional capital on favorable terms or at all. Failure to raise sufficient funds may require us to modify, delay or abandon some of our future expansion or expenditure plans.

RESISTANCE BY POTENTIAL CUSTOMERS TO ACCEPT US AS A NEW PROVIDER OF TELECOMMUNICATIONS SERVICES MAY REDUCE OUR ABILITY TO INCREASE OUR REVENUE.

    The success of our service offerings will depend upon, among other things, the willingness of additional customers to accept us as a new provider of integrated communications services. We cannot assure you that we will be successful in overcoming the resistance of potential customers to change their service provider, particularly those that purchase services from the traditional telephone companies, or that customers will buy our services. Any lack of customer acceptance would reduce our ability to increase our revenue.

IF WE ARE UNABLE TO DEVELOP OR INTEGRATE OUR SYSTEMS OR PROPERLY MAINTAIN AND UPGRADE THEM, WE MAY NOT BE ABLE TO BILL OUR CUSTOMERS EFFECTIVELY OR PROVIDE ADEQUATE CUSTOMER SERVICE.

    Sophisticated back office information and processing systems are vital to our growth and our ability to monitor costs, bill customers, provision customer orders, achieve operating efficiencies and maintain our operating margins. Our plans for the development and implementation of these systems rely, for the most part, on choosing products and services offered by third party vendors and integrating these products and services in-house to produce efficient operational solutions. We cannot assure you that we will successfully implement these systems on a timely basis or that we will implement them at all. We also cannot assure you that, once implemented, these systems will perform as we expect. Risks to our business associated with our systems include:

    - failure by these vendors to deliver their products and services in a timely and effective manner and at acceptable costs;

    - failure by us to identify all of our information and processing needs adequately;

    - failure of our related processing or information systems; or

    - failure by us to effectively integrate new products or services.

    Furthermore, as our suppliers revise and upgrade their hardware, software and equipment technology, we could encounter difficulties in integrating this new technology into our business or the new systems may not be appropriate for our business. In addition, our right to use these systems depends upon license agreements with third party vendors. Vendors may cancel or elect not to renew some of these agreements, which may adversely affect us.

WE MAY NEED TO RELY ON THE ESTABLISHED LOCAL TELEPHONE COMPANIES TO IMPLEMENT OUR SERVICES SUCCESSFULLY. THEIR FAILURE TO COOPERATE WITH US COULD ADVERSELY AFFECT THE SERVICES WE OFFER.

    We are a recent entrant into the local telecommunications services industry. The local exchange services market in most states was only recently opened to competition. There are numerous operating complexities associated with providing these services. We will be required to develop new products, services and systems and will need to develop new marketing initiatives to sell these services. We cannot assure you that we will be able to develop these products and services.

    We plan to deploy high capacity voice and data switches in most of the markets we serve. We initially intend to rely on the networks of established telephone companies or those of new market entrants for some aspects of transmission. Federal law requires most of the traditional local telephone companies to lease or "unbundle" elements of their networks and permit us to purchase the elements we need, thereby decreasing our operating expenses. We cannot assure you that this unbundling will continue to occur in a timely manner or that the prices for these elements will be favorable to us. Our current strategy depends in large part on our ability to provide service to our customers by leasing all of the network elements necessary to provide local telephone service from the incumbent telephone company rather than through the use of our own equipment and facilities. UNE-P allows us to minimize capital expenditures and permits us to enter new markets quickly, while allowing us to maintain significant gross margins. If the incumbent local telephone companies do not cooperate in making UNE-P available, our ability to provide service to customers could be materially adversely affected.

    In addition, our ability to implement successfully our services will require the negotiation of interconnection and collocation agreements with established telephone companies and other new market entrants, which can take considerable time, effort and expense and is subject to federal, state and local regulation. Interconnection agreements are agreements between local telecommunications services providers that set forth the terms and conditions governing how those providers will interconnect their networks and/or purchase or lease network facilities and services.

    Our interconnection agreements with Southwestern Bell provide that our connection and maintenance orders will receive the same attention as Southwestern Bell's end-user customers and that Southwestern Bell will provide capacity at key telecommunications intersections to keep call blockage within industry standards. Accordingly, we depend and will continue to depend on Southwestern Bell and, as we expand our network, we will depend on other traditional telephone companies to assure uninterrupted service and competitive services. Blocked calls result in customer dissatisfaction and risk the loss of business. Interconnection agreements, such as our agreements with Southwestern Bell, typically have short terms, requiring us to renegotiate frequently. Some of our agreements with Southwestern Bell have one year or less remaining before we will have to renegotiate them. We cannot assure you that we will be able to renegotiate these interconnection agreements in our existing markets, or negotiate new interconnection agreements in new markets, on favorable terms. In addition, the prices set forth in our interconnection agreements may be subject to significant rate increases at the discretion of the regulatory authority in each state in which we operate. Our profitability partially depends on these state-regulated rate structures. We cannot assure you that the rates charged to us under the interconnection agreements will allow us to offer low enough usage rates to attract a sufficient number of customers and to operate our business profitably or at favorable gross margins.

    Many new carriers have experienced difficulties in working with the established telephone companies with respect to ordering, interconnecting, leasing premises and implementing the systems used by these new carriers to order and receive unbundled network elements and wholesale services. We cannot assure you that established telephone companies will be accommodating to us. If we are unable to obtain the cooperation of an established telephone company in a region, our ability to offer local services in this region on a timely and cost-effective basis would be adversely affected. In addition, both proposed and recently completed mergers involving regional Bell operating companies and other competitors could facilitate a combined entity's ability to provide many of the services we offer, thereby making it more difficult to compete against them.

DIGITAL SUBSCRIBER LINE TECHNOLOGY MAY NOT OPERATE AS EXPECTED ON INCUMBENT LOCAL CARRIER NETWORKS AND MAY INTERFERE WITH OR BE AFFECTED BY OTHER TRANSPORT TECHNOLOGIES.

    Our ability to provide digital subscriber line services to potential customers depends on the quality, physical condition, availability and maintenance of telephone lines within the control of the incumbent carriers. If the telephone lines are not adequate, we may not be able to provide digital subscriber line services to many of our target customers, and this will diminish our expected revenue. We believe the current condition of telephone lines in many cases may be inadequate to permit us to fully implement these services. We also believe that the incumbent carriers may not maintain or improve the telephone lines in a condition that will allow us to implement our digital subscriber line services effectively. Further, the incumbent carriers may claim their lines are not of sufficient quality to allow us to fully implement or operate our digital subscriber line services. In addition, some customers use technologies other than copper lines to provide telephone services, and as a result, digital subscriber line services might not be available to these customers.

    All transport technologies using copper telephone lines have the potential to interfere with, or to be interfered with by, other traffic on adjacent copper telephone lines. This interference could degrade the performance of our services or make us unable to provide service on selected lines. In addition, incumbent carriers may claim that the potential for interference by digital subscriber line technology permits them to restrict or delay our deployment of this technology. The telecommunications industry and regulatory agencies are still developing procedures to resolve interference issues between telecommunications providers, and these procedures may not be effective. We may be unable to successfully negotiate interference resolution procedures with incumbent carriers. Interference, or claims of interference, if widespread, would adversely affect our speed of deployment, reputation, brand image, service quality and customer retention and satisfaction.

IF WE ARE UNABLE TO ATTRACT AND RETAIN KEY MANAGEMENT AND PERSONNEL, WE MAY NOT BE ABLE TO IMPLEMENT OUR BUSINESS PLAN.

    We believe that our future success will be due, in part, to our experienced management team, including Messrs. Scott, Goldman, Hollingsworth, Lawhon, Moline, Shackelford and Vranicar, each of whom is party to an employment agreement. Losing the services of one or more members of our management team could adversely affect our business and our expansion efforts and possibly prevent us from:

    - further deploying and improving our operational, financial and information systems and controls;

    - hiring and retaining qualified sales, marketing, administrative, operating and technical personnel; and

    - training and managing new personnel.

    In addition, competition for qualified employees has intensified in recent years and may become even more intense in the future. Our ability to implement our business plan depends on our ability to hire and retain a large number of new employees each year. Inability to hire sufficient qualified personnel could impair our ability to increase revenue, and customers could experience delays in installation of service or experience lower levels of customer care.

WE MAY NOT HAVE THE ABILITY TO DEVELOP STRATEGIC ALLIANCES OR TO MAKE OR SUCCESSFULLY INTEGRATE ACQUISITIONS NEEDED TO COMPLEMENT OUR EXISTING BUSINESS.

    As part of our growth strategy, we seek to develop strategic alliances and to make investments or acquire assets or other businesses. We regularly engage in discussions relating to potential acquisitions. We are unable to predict whether or when any prospective acquisitions or strategic alliances will occur or the likelihood of a material transaction being completed on favorable terms and conditions. Our ability to finance acquisitions and strategic alliances may be constrained by our degree of leverage at the time of the acquisition. In addition, our senior credit facility and senior notes may significantly limit our ability to make acquisitions or enter into strategic alliances and to incur indebtedness in connection with acquisitions and strategic alliances.

    In addition, if we were to proceed with one or more significant strategic alliances, acquisitions or investments in which the consideration consists of cash, we could use a substantial portion of our available cash, including proceeds of the offering, to consummate the strategic alliances, acquisitions or investments. The financial impact of acquisitions, investments and strategic alliances could cause substantial fluctuations in our quarterly and yearly operating results. Furthermore, if we use our common stock as consideration for acquisitions, our stockholders would experience dilution of their existing shares.

    The integration of any future acquisitions or strategic alliances would be accompanied by the risks commonly encountered in these transactions. These risks include, among others:

    - the difficulty of assimilating the acquired operations and personnel;

    - the potential disruption of our ongoing business and diversion of resources and management time;

    - the inability of management to maximize our financial and strategic position by the successful incorporation of licensed or acquired technology and rights into our service offerings;

    - the possible inability of management to maintain uniform standards, controls, procedures and policies;

    - the risks of entering markets in which we have little or no direct prior experience; and

    - the potential impairment of relationships with employees or customers as a result of changes in management or otherwise arising out of these transactions.

We cannot assure you that we will be able to integrate acquired businesses or assets successfully.

A SYSTEM FAILURE COULD CAUSE DELAYS OR INTERRUPTIONS OF SERVICE, WHICH COULD CAUSE US TO LOSE CUSTOMERS.

    Our success will require that our networks provide competitive reliability, capacity and security. Some of the risks to our networks and infrastructure include:

    - physical damage to access lines;

    - power surges or outages;

    - capacity limitations;

    - software defects;

    - lack of redundancy; and

    - disruptions beyond our control.

    These disruptions may cause interruptions in service or reduced capacity for customers, any of which could cause us to lose customers.

ALL YEAR 2000 PROBLEMS MAY NOT HAVE BEEN ADDRESSED BY OUR SUPPLIERS, AND ANY SERVICE INTERRUPTION WE EXPERIENCE AS A RESULT OF THESE PROBLEMS MAY CAUSE US TO LOSE CUSTOMERS.

    The Year 2000 issue generally describes the various problems that may result from the improper processing of dates and date-sensitive transactions by computers and other equipment as a result of computer hardware and software using two digits, rather than four digits, to identify the year in a date. Any computer programs or systems of our suppliers that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. While we have experienced no Year 2000 issues to date, and we are not aware of any material issues for our suppliers, we are continuing to evaluate and determine whether our significant suppliers are in compliance or have appropriate plans to remedy Year 2000 issues when their systems interact with our systems. We do not expect that this will have a material impact on our operations. However, we cannot assure you that the systems of other companies on which we rely are Year 2000 compliant, that another company's failure to successfully convert, or that another company's conversion to a system incompatible with our systems, would not have an impact on our operations. The failure of our principal suppliers to be Year 2000 compliant could result in delays in service deliveries from those suppliers and materially impact our ability to do business.

                         RISKS RELATED TO OUR INDUSTRY

WE MAY NOT BE ABLE TO COMPETE EFFECTIVELY AGAINST OTHER COMPANIES.

    The telecommunications industry is highly competitive and is affected by the introduction of new services by, and the market activities of, major industry participants. Several of our competitors are substantially larger and have greater financial, technical and marketing resources than we do. We have not achieved, and do not expect to achieve, a significant market share for any of the broadband telecommunications services we offer in our target markets. In particular, larger competitors have advantages over us that could cause us to lose customers and impede our ability to attract new customers, including:

    - long-standing relationships and brand recognition with customers;

    - financial, technical, marketing, personnel and other resources substantially greater than ours;

    - more funds to deploy telecommunications services;

    - potential to lower prices of competitive telecommunications services; and


    - fully deployed networks.


    We face competition from other current and potential market entrants, including:

    - domestic and international long distance providers seeking to enter, re-enter or expand entry into the local telecommunications marketplace; and

    - other domestic and international telecommunications providers, resellers, cable television companies, electric utilities and Internet companies.

    A continuing trend toward combinations and strategic alliances in the telecommunications industry could give rise to significant new competitors. This could cause us to lose customers and impede our ability to attract new customers.

FEDERAL COMMUNICATIONS COMMISSION AND STATE REGULATIONS MAY LIMIT THE SERVICES WE CAN OFFER OR IMPACT OUR ABILITY TO CONDUCT OUR BUSINESS.

    Our networks and the provision of telecommunications services are extensively regulated at the federal, state and local levels. Existing and future governmental regulations may greatly influence how we operate our business, our business strategy and ultimately, our viability. The costs of complying with federal, state and local regulations and the delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may be greater than we anticipate and divert our resources from implementing our business plan. We cannot predict the future regulatory framework for our business.

    Our provision of telecommunications services may be subject to the requirement that we obtain proper authorizations from the FCC or state commissions. We cannot assure you that the FCC or state commissions will grant the required authority or refrain from taking action against us if we are found to have provided services without obtaining the necessary authorizations. If we do not fully comply with the rules of the FCC or state regulatory agencies, third parties or regulators could challenge our authority to do business. These challenges could cause us to incur substantial legal and administrative expenses.

    Federal law governing the telecommunications industry remains in a state of flux. The Telecommunications Act remains subject to judicial review and additional FCC rulemaking, and thus it is difficult to predict what effect the legislation or these FCC rules will have on us and our operations. There are currently many regulatory actions underway and being contemplated by federal and state authorities regarding interconnection pricing, universal service support, access charge reform, and other issues that could result in significant changes to the business conditions in the telecommunications industry.

    Our current business strategy depends in large part on our ability to provide service to our customers through UNE-P. Our ability to provide service to customers through UNE-P depends in turn on FCC and state commission rulings requiring incumbent local telephone companies to lease us the necessary network elements. If those rules are changed by the FCC or state commissions, or are struck down by the courts, our ability to provide service to our customers through UNE-P could be materially adversely affected. For example, the FCC could remove one or more of the necessary elements from the list of elements that the incumbent telephone companies are required to provide to us. The FCC could also expand the scope of an existing exception in its rules that permits incumbent telephone companies to opt not to make UNE-P available in the highest density geographic areas within the largest 50 metropolitan statistical areas if they meet certain conditions. If the FCC acts to expand the scope of the geographic exception to include our target markets, our business could be materially adversely affected. Some states in our current operating region, including Texas and Missouri, have gone beyond the FCC's minimum requirements and independently ordered Southwestern Bell to make UNE-P available throughout those states under terms more favorable to new telecommunications service providers than those required by the FCC. We cannot assure you that those favorable state rulings will remain in place. If UNE-P does not continue to be available on the favorable terms ordered by the states, our business could be materially adversely affected.

    The United States Court of Appeals for the Eighth Circuit is currently considering challenges to the pricing methodology established by the FCC for setting the rates paid by telecommunications service providers to incumbent telephone companies for access to network elements. If the court strikes down some or all of the FCCs's pricing methodology and that methodology is ultimately replaced with a methodology that imposes higher rates for network elements, we could be materially adversely affected.

    Federal universal service support mechanisms could increase the costs of providing service to our customers. We derive revenue from the provision of interstate and international telecommunications services to end users that may be subject to the requirement that we contribute to the FCC's Universal Service Fund based on a percentage of this revenue. The assessment for the first quarter of 2000 is 5.8995%, and the assessment for the second quarter of 2000 is 5.7101% of interstate and international end user telecommunications revenue. The contribution factor varies quarterly at a rate set by the FCC. To the extent the contribution factor increases, our costs of providing service will increase.

    Our Internet operations are not currently regulated directly by the FCC or any other governmental agency, other than regulations applicable to businesses generally. However, the FCC has recently indicated that the regulatory status of some services offered over the Internet may have to be re-examined. New laws or regulations relating to Internet services, or existing laws found to apply to them, may adversely affect our Internet operations.

WE MAY BE UNABLE TO ADAPT TO TECHNOLOGICAL CHANGE.

    The telecommunications industry is subject to rapid and significant changes in technology, including continuing developments in digital subscriber line technology. This technology does not presently have widely accepted standards, and alternative technologies for providing high speed data transport and networking may develop. The absence of widely accepted standards may delay or increase the cost of our market entry due to changes in equipment specifications and customer needs and expectations. We may also rely on a third party for access to new technologies. In addition, if we acquire new technologies, we may not be able to implement them as effectively as other companies with more experience with those technologies and in their markets.

WE MAY FAIL TO ACHIEVE ACCEPTABLE PROFITS ON OUR LONG DISTANCE BUSINESS DUE TO DECLINING PRICES, LOW CUSTOMER RETENTION RATES AND OUR CONTRACTUAL OBLIGATIONS.

    Prices in the long distance business have declined substantially in recent years and are expected to continue to decline. In addition, the long distance industry has a low customer retention rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. We will rely on other carriers to provide us with a major portion of our long distance transmission network. Agreements with these carriers typically provide for the resale of long distance services on a per-minute basis and may contain minimum volume commitments. The negotiation of these agreements involves estimates of future supply and demand for transmission capacity, as well as estimates of the calling patterns and traffic levels of our future customers. In the event that we fail to meet these minimum volume commitments, we may have to pay underutilization charges, and, in the event we underestimate our need for transmission capacity, we may have to obtain capacity through more expensive means.

AS A NEW DATA TRANSMISSION ENTRANT IN A MARKET, WE MAY INITIALLY GENERATE LOW OR NEGATIVE GROSS MARGINS.

    As a new entrant in the data transmission business, we expect to generate low or negative gross margins and substantial start-up expenses as we begin to offer data transmission services. The success of our data transmission business will depend upon, among other things, the effectiveness of our sales personnel in the promotion and sale of our data transmission services, the acceptance of these services by potential customers, and our ability to hire and train qualified personnel and further enhance our services in response to future technological changes. We cannot assure you that we will be successful in these endeavors.

                         RISKS RELATED TO THIS OFFERING

YOU MIGHT NOT BE ABLE TO SELL YOUR STOCK IF NO MARKET DEVELOPS FOR OUR STOCK.

    Prior to the offering, you could not buy or sell our common stock publicly. We have filed an application for the quotation of our common stock on The Nasdaq National Market. However, an active public market for our common stock may not develop or be sustained after the offering. If a market does not develop or is not sustained, it may be difficult for you to sell your shares of common stock at a price that is attractive to you or at all. The initial public offering price of the common stock will be determined through negotiations between the representatives of the underwriters and us and may not be representative of the price that will prevail in the open market.

PROVISIONS IN OUR CHARTER DOCUMENTS MIGHT DETER ACQUISITION BIDS FOR US.

    We intend to amend and restate our certificate of incorporation prior to the closing of the offering. This amended and restated certificate of incorporation will provide for, among other things:

    - a classified board of directors;


    - the inability of our stockholders to call special meetings of stockholders, to act by written consent unless the consent is unanimous, to remove any director or the entire board of directors without cause, or to fill any vacancy on the board of directors; and


    - advance notice requirements for stockholder proposals.

    Our board of directors will also be permitted to authorize the issuance of preferred stock without any vote or further action by the stockholders. These provisions and other provisions under Delaware law could make it more difficult for a third party to acquire us, even if doing so would benefit our stockholders.

KKR WILL BENEFICIALLY OWN A SIGNIFICANT INTEREST IN OUR VOTING SECURITIES AFTER THE OFFERING.


    KKR will beneficially own 44.5% of our outstanding shares of common stock following the completion of the offering and 43.6% if the underwriters' overallotment option is exercised in full. As a result, KKR will exercise significant control over all matters requiring stockholder approval. Under the terms of a purchasers' rights agreement, KKR is currently entitled to designate a total of five out of the eleven members of the board of directors and two members of the compensation committee of the board. The concentrated holdings of KKR and the presence of its designees on the board of directors may result in a delay or the deterrence of possible changes in our control, which may reduce the market price of our common stock. In addition, KKR and its affiliates have the right to veto many actions that we may take, including any change in our capital stock, any payments of dividends, any change in the composition of our board, any affiliate transactions, any consolidation, reorganization, merger or similar transaction, any change in our governing documents or any voting or similar agreement concerning our capital stock, as well as specified operating decision, including, but not limited to, incremental indebtedness, investments and our business plan.


OUR MANAGEMENT WILL HAVE BROAD DISCRETION IN APPLYING THE NET PROCEEDS OF THIS OFFERING.


    At an initial offering price of $16.00 and after deducting the underwriting discount and other expenses of the offering, we will receive net proceeds of approximately $184.0 million. We have not yet determined the specific dollar amount of net proceeds to be allocated to any of the possible uses indicated in "Use of Proceeds." Accordingly, our management will have broad discretion in applying the net proceeds of the offering. Management's allocation of the net proceeds will affect how our business evolves. We cannot assure you that management will choose to spend these proceeds in areas that benefit our business. In addition, we cannot assure you that management will choose to allocate proceeds to further our current business strategy.


FUTURE SALES OF SHARES BY EXISTING STOCKHOLDERS COULD AFFECT OUR STOCK PRICE.


    If our existing stockholders sell substantial amounts of our common stock in the public market following the offering, the market price of our common stock could decline. Based on shares outstanding as of March 23, 2000, upon completion of the offering we will have outstanding 95,229,209 shares of common stock, assuming no exercise of the underwriters' over-allotment option. Of these shares, the 12,500,000 shares of common stock sold in the offering will be freely tradeable, without restriction, in the public market, and 2,823,179 additional shares (including shares issuable upon the exercise of outstanding warrants) will be eligible for sale in the public market immediately upon completion of the offering. After the lockup agreements pertaining to the offering expire 180 days from the date of this prospectus, subject to some exceptions, an additional 79,906,030 shares will be eligible for sale in the public market. In addition, the 13,651,348 shares subject to outstanding or early exercised options and 12,565,000 shares reserved for future issuance under our stock option and purchase plans will be available for sale after 180 days from the date of this prospectus. Following the offering, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately 27,068,525 shares of common stock issued or issuable upon the exercise of stock options, subject to outstanding options or reserved for issuance under our employee and director stock plans.


YOU WILL INCUR IMMEDIATE AND SUBSTANTIAL DILUTION.


    The initial public offering price is substantially higher than the pro forma net book value per share of the outstanding common stock. As a result, investors purchasing common stock in the offering will incur immediate substantial dilution in the amount of $13.96 per share. In addition, we have issued options and warrants to acquire common stock at prices significantly below the initial public offering price. To the extent these outstanding options and warrants are exercised, there will be further dilution to investors in this offering.

OUR STOCK DOES NOT HAVE A TRADING HISTORY AND MAY BE EXTREMELY VOLATILE BECAUSE WE OPERATE IN A RAPIDLY CHANGING INDUSTRY.

    The trading price of our common stock is likely to be volatile. The stock market has experienced extreme volatility, and this volatility has often been unrelated to the operating performance of particular companies. We cannot be sure that an active public market for our common stock will develop or continue after the offering. Investors may not be able to sell their common stock at or above our initial public offering price or at all. Prices for the common stock will be determined in the marketplace and may be influenced by many factors, including variations in our financial results, changes in earnings estimates by industry research analysts, investors' perceptions of us and general economic, industry and market conditions.

OUR OFFICERS AND DIRECTORS EXERT SUBSTANTIAL INFLUENCE OVER US.

    Our executive officers, directors and entities affiliated with them together beneficially own a substantial percentage of our outstanding common stock. As a result, these stockholders are able to exercise substantial influence over all matters requiring approval by our stockholders, including the election of directors and approval of significant corporate transactions. This concentration of ownership may also have the effect of delaying or preventing a change in our control.

THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT MAY NOT BE ACCURATE INDICATORS OF OUR FUTURE PERFORMANCE.

    This prospectus contains forward-looking statements within the meaning of the federal securities laws. Discussions containing forward-looking statements may be found in the material set forth in this section and under "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business," as well as in the prospectus generally. The words "believe," "estimate," "expect," "intend," "anticipate," "plan," and similar expressions and variations of these expressions identify some of these forward-looking statements that speak only as of the dates on which they were made. We caution you that these forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Actual events or results may differ materially from those discussed in the forward-looking statements as a result of various factors, including, without limitation, the risk factors set forth above and the matters set forth in this prospectus generally. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements included in this document. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS


    We estimate that our net proceeds from the sale of the 12,500,000 shares of common stock will be approximately $184.0 million, or $211.9 million if the underwriters exercise their over-allotment option in full, after deducting the estimated underwriting discount and estimated offering expenses payable by us.


    We expect to use the net proceeds from the offering and borrowings under our senior credit facility to fund capital expenditures for network facilities and back office systems, to fund operating losses and for general corporate purposes, including possible future investments, acquisitions or strategic alliances. Pending these uses, we plan to invest the net proceeds in investment grade, interest-bearing securities.

                                DIVIDEND POLICY

    We have never paid or declared any cash dividends on our common stock and do not anticipate paying cash dividends in the foreseeable future. We currently intend to retain all future earnings, if any, for use in the operation of our business and to fund future growth. The terms of our senior credit facility and our senior notes indenture restrict our ability to declare and pay dividends on our common stock.

                                 CAPITALIZATION

    The following table sets forth our capitalization as of December 31, 1999:

    - on an actual basis;


    - on a pro forma basis to give effect to (a) the exercise by an affiliate of KKR of its options to invest an additional $50.0 million (net proceeds of $47.5 million) in our company, (b) the conversion of all outstanding shares of our preferred stock into common stock, which will occur automatically upon completion of the offering and (c) the 1.795-for-1 split of our common stock, which will occur prior to completion of the offering;



    - on a pro forma as adjusted basis to give effect to the pro forma items listed above and reflect the application of the net proceeds from the sale of 12,500,000 shares of common stock in the offering at an assumed offering price of $16.00 per share.


    You should read this table in conjunction with our consolidated financial statements and the related notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Use of Proceeds" included elsewhere in this prospectus.


                                                                   AS OF DECEMBER 31, 1999
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                               (UNAUDITED)
                                                                        (IN THOUSANDS)
Cash and cash equivalents(1)................................  $ 28,473   $ 75,923      $259,923
                                                              ========   ========      ========

Long-term debt:
  Credit facility(2)........................................  $ 10,000   $ 10,000      $ 10,000
  14% senior notes..........................................   114,715    114,715       114,715
  Other.....................................................     1,070      1,070         1,070
                                                              --------   --------      --------
                                                               125,785    125,785       125,785

Series F redeemable preferred stock.........................    63,550         --            --

Stockholders' equity:
  Series B preferred stock..................................         8         --            --
  Series C preferred stock..................................         6         --            --
  Series D preferred stock..................................         2         --            --
  Common stock..............................................         5         82            95
  Warrants..................................................       337        337           337
  Additional paid-in capital................................    11,686    118,927       302,914
  Accumulated deficit.......................................   (79,801)   (79,801)      (79,801)
                                                              --------   --------      --------
    Total stockholders' (deficit) equity....................   (67,757)    39,545       223,545
                                                              --------   --------      --------
      Total capitalization..................................  $121,578   $165,330      $349,330
                                                              ========   ========      ========


------------------------


(1) Includes $23.4 million of pledged securities securing interest payments on our senior notes through June 2001.



(2) The $125 million senior credit facility provides for a $25.0 million reducing revolver and $100.0 million in multi-draw term loans. As of March 31, 2000, we had borrowed $50.0 million under the senior credit facility and had $25.0 million available under the revolver and $50.0 million available under the term portion of the senior credit facility.

                                    DILUTION

    Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in the offering will exceed the net tangible book value per share of common stock after the offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of shares of common stock deemed to be outstanding at that date.


    Our net tangible book value as of December 31, 1999, after giving pro forma effect to (1) the exercise by an affiliate of KKR of its options to invest an additional $50.0 million in our company, (2) the conversion of all outstanding shares of our preferred stock into common stock, which will occur automatically upon completion of the offering and (3) the 1.795-for-1 split of our common stock, which will occur prior to completion of the offering, would have been $10.0 million or $0.12 per share. After giving effect to the receipt of approximately $184.0 million of estimated net proceeds from the sale of 12,500,000 shares of common stock in the offering at an assumed offering price of $16.00 per share, our pro forma net tangible book value at December 31, 1999 would have been approximately $194.0 million or $2.04 per share. This represents an immediate increase in pro forma net tangible book value of $1.92 per share to existing stockholders and an immediate dilution of $13.96 per share to investors purchasing shares of common stock in the offering. The following table illustrates the substantial and immediate per share dilution to new investors:



Assumed initial public offering price per share.............          $16.00
  Pro forma net tangible book value before the offering.....  $0.12
  Increase per share attributable to investors in the
    offering................................................   1.92
Pro forma net tangible book value after the offering........            2.04
                                                                      ------
Dilution per share to new investors.........................          $13.96
                                                                      ======



    The following table summarizes on a pro forma as adjusted basis as of December 31, 1999 the difference among existing stockholders and new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price paid per share at the offering price of $16.00 per share (before deducting the estimated underwriting discount and offering expenses payable by us):



                                        SHARES PURCHASED          TOTAL CONSIDERATION
                                     -----------------------   -------------------------   AVERAGE PRICE
                                       NUMBER     PERCENTAGE      AMOUNT      PERCENTAGE     PER SHARE
                                     ----------   ----------   ------------   ----------   -------------
Investors in the offering..........  12,500,000      13.1%     $200,000,000      61.0%        $16.00
Existing investors (assuming the
  exercise by KKR's affiliate of
  its option)......................  82,561,677      86.9%      127,900,000      39.0%          1.55
                                     ----------     ------     ------------     ------
    Total..........................  95,061,677     100.0%     $327,900,000     100.0%          3.45
                                     ==========     ======     ============     ======



    The table above assumes no exercise of stock options or warrants outstanding as of December 31, 1999. As of December 31, 1999, there were options outstanding to purchase a total of 3,645,375 shares of common stock at a weighted average exercise price of $2.00 per share. We have granted 2,569,857 additional options since that date and expect to grant approximately 1,000,000 options exercisable at the offering price on the closing date of the offering. As of December 31, 1999, there were warrants outstanding to purchase a total of 2,530,473 shares of common stock at an exercise price of $0.006 per share. To the extent any of these options and warrants are exercised, there may be further dilution to new investors.

               SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA


    The following table sets forth our selected consolidated financial and operating data for the periods indicated. Our statement of operations data and other financial data for the years ended December 31, 1997, 1998 and 1999 and our balance sheet data as of December 31, 1998 and 1999, as well as the statement of operations data, other financial data and balance sheet data for the predecessor company as of and for the year ended December 31, 1997, have been derived from, and is qualified by reference to, consolidated financial statements included elsewhere in this prospectus, which Ernst & Young LLP, our independent auditors, have audited. The share and per share data presented below gives effect to the 1.795-for-1 split of our common stock, which will occur prior to the completion of the offering.


    EBITDA consists of earnings before interest, income taxes, depreciation and amortization. EBITDA is provided because it is a measure of financial performance commonly used in the telecommunications industry. EBITDA is used by management and some investors as an indicator of a company's historical ability to service debt. Management believes that an increase in EBITDA is an indicator of improved ability to service existing debt, to sustain potential future increases in debt and to satisfy capital requirements. We have presented EBITDA to enhance your understanding of our operating results. You should not construe it as an alternative to operating income, as an indicator of our operating performance nor as an alternative to cash flows from operating activities as a measure of liquidity determined in accordance with GAAP. We may calculate EBITDA differently from other companies. For further information, see our consolidated financial statements and the related notes elsewhere in this prospectus.

    The predecessor company is Valu-Line, which merged with us in February 1998. Prior to February 1998, Birch had no revenues and was a development stage company.

    We acquired Boulevard, Telesource and TFSnet in 1998 and American Local and Capital in 1999. The statement of operations data, other financial data and operating data in the table include the operations of these companies beginning on the dates they were acquired. These acquisitions affect the comparability of the financial data for the periods presented.

                                                                  YEAR ENDED DECEMBER 31,
                                              ---------------------------------------------------------------
                                                     THE PREDECESSOR                    THE COMPANY
                                              ------------------------------   ------------------------------
                                                1995       1996       1997       1997       1998       1999
                                              --------   --------   --------   --------   --------   --------
                                                    (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)
STATEMENT OF OPERATIONS DATA:
Revenue.....................................  $12,226    $13,217    $16,801    $    --    $ 26,087   $ 60,538
Cost of services............................    8,284      8,749     11,842         --      18,886     46,358
                                              -------    -------    -------    -------    --------   --------
Gross margin................................    3,942      4,468      4,959         --       7,201     14,180
Selling, general and administrative.........    3,520      3,561      4,067      1,776      15,769     53,045
Depreciation and amortization...............      189        311        341         27       2,308     10,828
                                              -------    -------    -------    -------    --------   --------
Income (loss) from operations...............      233        596        551     (1,803)    (10,876)   (49,693)
Interest income (expense), net..............      (58)      (102)       (97)        14      (5,332)   (12,111)
                                              -------    -------    -------    -------    --------   --------
Income (loss) before income taxes...........      175        494        454     (1,789)    (16,208)   (61,804)
Provision for income taxes..................       81        205        186         --          --         --
                                              -------    -------    -------    -------    --------   --------
Net income (loss)...........................  $    94    $   289    $   268     (1,789)    (16,208)   (61,804)
                                              =======    =======    =======
Preferred stock dividends...................                                        --      (1,696)    (3,550)
Amortization of preferred stock issuance
  costs.....................................                                        --         (29)      (292)
                                                                               -------    --------   --------
Loss applicable to common stock.............                                   $(1,789)   $(17,933)  $(65,646)
                                                                               =======    ========   ========
Weighted average shares outstanding
  --basic and diluted.......................                                     2,217       6,837      8,896
Loss per common share--basic and diluted....                                   $ (0.81)   $  (2.62)  $  (7.38)

OTHER FINANCIAL DATA:
Cash flows from operating activities........  $  (267)   $   834    $   488    $(1,551)   $(10,643)  $(53,225)
Cash flows from investing activities........     (230)      (513)      (243)      (128)    (67,093)   (31,796)
Cash flows from financing activities........      259       (257)      (145)     1,889     117,271     50,329
EBITDA......................................      422        907        892     (1,776)     (8,568)   (38,865)
Capital expenditures........................      230        513        243        128      21,550     41,360

OPERATING DATA:
Local customers at end of period............                                        --      14,735     38,487
Access lines in service at end of period....                                        --      39,323    112,518
Average lines per business customer.........                                        --        4.73       4.48
Average lines per residential customer......                                        --        1.25       1.22
Circuit switches in service at end of
  period....................................                                        --           1          4
Data switches in service at end of period...                                        --           1         19
Employees at end of period..................                                        14         345        935


                                                                         AS OF DECEMBER 31,
                                                   ---------------------------------------------------------------
                                                          THE PREDECESSOR                    THE COMPANY
                                                   ------------------------------   ------------------------------
                                                     1995       1996       1997       1997       1998       1999
                                                   --------   --------   --------   --------   --------   --------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash equivalents........................   $   96     $  158     $  258      $210     $ 39,745   $  5,053
Pledged securities...............................       --         --         --        --       37,785     23,420
Property and equipment...........................    2,265      2,721      2,964       128       26,900     70,192
Total assets.....................................    3,971      3,868      4,802       534      134,149    146,971
Long-term debt and capital lease obligations.....    1,431        792        681        --      115,791    125,785
Redeemable preferred stock.......................       --         --         --        --       14,063     63,550
Total stockholders' equity (deficit).............    1,108      1,397      1,665        29       (7,099)   (67,757)

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

    YOU SHOULD READ THE FOLLOWING DISCUSSION OF OUR FINANCIAL CONDITION AND RESULTS OF OPERATIONS TOGETHER WITH THE FINANCIAL STATEMENTS AND RELATED NOTES THAT ARE INCLUDED LATER IN THIS PROSPECTUS. THIS DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS MAY DIFFER MATERIALLY FROM THOSE ANTICIPATED IN THESE FORWARD-LOOKING STATEMENTS AS A RESULT OF VARIOUS FACTORS, INCLUDING THOSE SET FORTH UNDER "RISK FACTORS" OR IN OTHER PARTS OF THIS PROSPECTUS.

OVERVIEW

    We were organized on December 23, 1996 to become a leading provider of telecommunications services for small and mid-sized businesses in our target markets. From that date until the February 1998 acquisition of Valu-Line, our predecessor, we were a development stage company with no revenue and principal activities consisting of procuring governmental authorizations, raising capital, hiring management and other key personnel, designing and developing our telephone networks, acquiring equipment and facilities, negotiating resale and interconnection agreements and pursuing acquisition opportunities. We had no assets, liabilities or financial activity prior to January 1, 1997.

    The following is a summary of our major transactions and events.


DATE                                                    EVENT
----                         ------------------------------------------------------------
February 1998                Merged with Valu-Line, a provider of switched long distance, resold services and customer premises equipment sales and
                             service in Kansas.

February/March 1998          Raised $13.0 million from the issuance of series B preferred stock and convertible notes used to pay the cash portion of the consideration in the Valu-Line merger, to repay debt and for general corporate purposes.

March 1998                   Launched St. Joseph, Missouri market.

May 1998                     Acquired Boulevard, a provider of shared tenant service in the Kansas City, Missouri metropolitan area.

May 1998                     Acquired Telesource, a customer equipment sales and service provider in the Kansas City, Missouri metropolitan area.

May 1998                     Launched St. Louis and Kansas City, Missouri and Wichita and
                             Topeka, Kansas markets.

June 1998                    Completed a $115.0 million private offering of 14% senior
                             notes due June 2008 and 115,000 warrants to purchase
                             2,530,473 shares of common stock.

September 1998               Acquired TFSnet, a provider of Internet service in the
                             Kansas City, Missouri metropolitan area.

February 1999                Acquired American Local, a communications provider based in the Dallas, Texas metropolitan area.

March 1999                   Acquired Capital, a customer equipment sales and service
                             provider based in the St. Louis, Missouri metropolitan area.

May 1999-August 1999         Launched 11 Texas markets.

July 1999/August 1999        Sold $60.0 million of series F preferred stock to an
                             affiliate of KKR, granted options to purchase an additional
                             $50.0 million of series F preferred stock, sold $10.0
                             million of series D preferred stock and redeemed $10.0
                             million of series C preferred stock and $8.6 million of
                             series E preferred stock.

December 1999/February 2000  Obtained a $75.0 million debt facility for general corporate purposes of our subsidiaries and to finance
                             telecommunications equipment, inventory, network assets and back office systems. The facility was increased to $125.0
                             million during syndication in February 2000.

March 2000                   An affiliate of KKR exercised its options to purchase an
                             additional $50.0 million series F preferred stock.

FACTORS AFFECTING OPERATIONS

    REVENUE. We generate most of our revenue from the sale of our voice and data products, including local and long distance telephone service, Internet access and customer premises equipment to small and mid-sized business customers in various markets in Missouri, Kansas and Texas. Revenue from local services consists of charges for basic local service and custom calling features. We offer local telephone service at a discount to the competing incumbent provider of telecommunications services and offer long distance service at flat per-minute rates. We offer customer premises equipment and related services at negotiated rates generally consistent with other competitors. We also offer data services in select markets primarily at flat monthly rates. We expect that over the near term these services will continue to be the principal components of our revenue.

    Our revenue consists of monthly recurring charges and usage charges. Monthly recurring charges include the fees paid by our customers for lines in service, additional features on those lines and collocation space. Usage charges consist of fees paid for each call made generally measured by the minute but also measured by the call. Additionally, revenue from customer premises equipment sales is recognized upon project completion.

    OPERATING EXPENSES. Our primary operating expenses are cost of services and selling, general and administrative expenses.

    COST OF SERVICES. Our cost of services includes the cost of leasing unbundled network elements from the incumbent telephone company for combination into Birch-branded voice services and purchasing the complete "bundle" of traditional incumbent telephone company services for resale to our local service subscribers. We lease local telephone network components to provide service for our customers under an interconnection agreement with the incumbent telephone company in our target markets. In markets where we have a local circuit switch, we can avoid leasing the switch and related features from the incumbent telephone company, which improves our gross margins.

    Incumbent telephone companies typically charge both a start-up fee as well as a monthly recurring fee for use of their central offices for collocation of transmission equipment. Physically collocating our transmission equipment in or near existing incumbent telephone company switching offices allows us to combine leased digital subscriber lines with our data transmission switches to provide high speed data services and, eventually, voice and data services over a single digital subscriber line. We also invest in transmission and distribution electronics equipment associated with our switches. All of these costs are reflected in our cost of services.

    Our primary long distance expenses are expenses associated with network access and our leased long distance network. We purchase long distance capacity from third party providers for all calls terminating outside of our network.

    Our primary expense associated with providing data services to our customers is the cost of leasing transmission facilities. Our primary expense associated with customer premises equipment is the cost of purchasing equipment from manufacturers and labor for service and equipment installation.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Our selling, general and administrative expenses include selling and marketing costs and customer service, billing, corporate administration, personnel and network maintenance expenses.

    We employ a direct sales force in each of our target markets. To attract and retain a highly qualified sales force, we offer our sales personnel a compensation package that emphasizes commissions. We expect to incur significant selling and marketing costs as we expand our operations.

    We have implemented and continue to refine tailored systems for operations support systems and other back office systems that provision and track customer orders from point of sale to the installation and testing of service. Along with the development costs of these systems, we also incur ongoing expenses for customer service and billing systems. As our strategy stresses the importance of personalized customer service, we expect that our customer service department will become a larger part of our ongoing administrative expenses. We also expect billing costs to increase as the number of our customers and the call volume increase. We incur other costs and expenses, including the costs associated with maintenance of our network, administrative overhead, office leases and bad debt. We expect that these costs will grow significantly as we expand our operations and that administrative overhead will be a large portion of these expenses during the expansion phase of our business. However, we expect these expenses to become a smaller percentage of our revenue as we build our customer base.

    We have experienced operating losses since inception as a result of efforts to build our customer base, develop and construct network infrastructure, build internal staffing, develop systems and expand into new markets. We expect to continue to focus on increasing our customer base and geographic coverage. Accordingly, we expect that cost of services, selling, general and administrative expenses, and capital expenditures will continue to increase significantly, all of which may have a negative impact on operating results. The projected increases in capital expenditures will continue to generate negative cash flows for at least the next several years as we develop and construct our voice and data networks. We may also be forced to change our pricing policies to respond to a changing competitive environment, and we cannot assure you that we will be able to maintain our gross and operating margins. We cannot assure you that growth in our revenue or customer base will continue or that we will be able to achieve or sustain profitability or positive cash flows.

RESULTS OF OPERATIONS

    BIRCH TELECOM, INC.

    YEAR ENDED DECEMBER 31, 1999 COMPARED TO YEAR ENDED DECEMBER 31, 1998

    REVENUE. Revenue increased 132.1% to $60.5 million for 1999 compared to $26.1 million for 1998. The increase in revenue was principally a result of new customer sales in new and existing markets and the acquisitions of Capital in March 1999 and American Local in February 1999. As a percentage of total revenue, communications services were 87.5% for 1999 and 83.5% for 1998, and equipment sales were 12.5% for 1999 and 16.5% for 1998.

    COST OF SERVICES. Cost of services increased 145.5% to $46.4 million for 1999 compared to $18.9 million for 1998. The increase in cost of services was primarily the result of associated revenue increases. Gross margins increased 96.9% to $14.2 million (23.4% of revenue) for 1999 compared to $7.2 million (27.6% of revenue) for 1998. The decline in gross margin as a percentage of revenue was principally the result of a greater percentage of revenue being derived from resold local service during 1999 compared to 1998. Additionally, long distance margins declined as a result of competitive pricing pressures.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 236.4% to $53.0 million for 1999 compared to $15.8 million for 1998. The increase in expense was primarily a result of supporting and attracting customers in new and existing markets, market launches in Texas and the acquisitions of Capital and American Local each of which affected wages, rent and advertising expense. Additionally, we had 935 employees at December 31, 1999 compared to 345 employees at December 31, 1998. EBITDA, a commonly used measure by securities analysts of earnings before deducting interest, taxes, depreciation and amortization, decreased 353.6% to a loss of $38.9 million for 1999 compared to a loss of $8.6 million for 1998.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 369.2% to $10.8 million for 1999 compared to $2.3 million for 1998. The increase in depreciation and amortization was primarily attributable to the depreciation of network assets added in our markets and the amortization of intangible assets related to acquisitions.

    INTEREST. Interest expense increased 82.2% to $15.0 million for 1999 compared to $8.3 million for 1998. The increase in interest expense was primarily a result of a full year of interest charges on our senior notes sold in June 1998. Interest income remained virtually unchanged at $2.9 million in 1999 and 1998. Interest income is primarily derived from pledged securities purchased in connection with our senior notes.

    NET LOSS. Net loss increased 281.3% to $61.8 million for 1999 compared to $16.2 million for 1998.

    YEAR ENDED DECEMBER 31, 1998 COMPARED TO YEAR ENDED DECEMBER 31, 1997

    REVENUE. Revenue was $26.1 million for 1998, resulting from the acquisitions of Valu-Line, Boulevard, Telesource and TFSnet and new customer sales from new markets. There was no revenue for 1997 because we were in the developmental stage. In addition to revenue generated as a result of acquisitions in 1998, revenue was generated from the sale of local telephone services to new customers.

    COST OF SERVICES. Cost of services and gross margin totaled $18.9 million and $7.2 million, respectively, for 1998 as a result of the associated revenue increases.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased $14.0 million to $15.8 million for 1998 compared to $1.8 million for 1997. The increase in expense was primarily a result of the Valu-Line, Boulevard, Telesource and TFSnet acquisitions and opening five new markets in 1998. Additionally, we expanded our engineering and operations staff in preparation for switch deployment. EBITDA decreased 382.4% to a loss of $8.6 million for 1998 compared to a loss of $1.8 million for 1997.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased to $2.3 million for 1998 compared to $27,000 for 1997, most of which was attributable to the fixed and intangible assets acquired in the Valu-Line, Boulevard, Telesource and TFSnet acquisitions.

    INTEREST. Interest expense was $8.2 million for 1998 primarily from interest charges on the senior notes. There was no interest expense in 1997. Interest income was $2.9 million in 1998 compared to $14,000 for 1997 primarily as a result of invested funds received from the senior notes.

    NET LOSS. Net loss was $16.2 million for 1998 compared to $1.8 million for 1997.

    VALU-LINE COMPANIES, INC. (PREDECESSOR COMPANY)

    YEAR ENDED DECEMBER 31, 1997 COMPARED TO YEAR ENDED DECEMBER 31, 1996

    REVENUE. Revenue increased 27.1% to $16.8 million for 1997 compared to $13.2 million for 1996. The increase was primarily a result of entering the local service market in March 1997 and long distance volumes increasing faster than the decline in long distance pricing. Customer premises equipment sales were 18% of revenue, or $3.0 million, for 1997 compared to 19.1% of revenue, or $2.5 million, for 1996.

    COST OF SERVICES. Cost of services increased 35.4% to $11.8 million for 1997 compared to $8.7 million for 1996. The increase was primarily a result of associated revenue increases. Gross margin increased 11.0% to $5.0 million, or 29.5% of revenue, for 1997 compared to $4.5 million, or 33.8% of revenue, for 1996. The decrease in gross margin as a percentage of revenue was primarily a result of low margins on resold local service, which started in March 1997.

    SELLING, GENERAL AND ADMINISTRATIVE EXPENSES. Selling, general and administrative expenses increased 14.2% to $4.1 million for 1997 compared to $3.6 million for 1996. The increase in expense was primarily a result of sales commissions related to increased business volumes and increased customer service expenditures associated with the commencement of local service. EBITDA decreased 1.7% to $892,000 for 1997 compared to $907,000 for 1996. The decrease in EBITDA was primarily a result of the start-up costs associated with offering local service.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased 9.6% to $341,000 for 1997 compared to $311,000 for 1996.

    INTEREST EXPENSE. Interest expense was $97,000 for 1997 compared to $102,000 for 1996.

    INCOME TAXES. Income taxes decreased 9.3% to $186,000 for 1997 compared to $205,000 for 1996.

    NET INCOME.  Net income was $268,000 for 1997 compared to $289,000 for 1996.

LIQUIDITY AND CAPITAL RESOURCES


    Our total assets increased to $147.0 million at December 31, 1999 from $134.1 million at December 31, 1998. This increase was primarily the result of capital outlays for expansion of our local and data networks and development of operations support systems and automated back office systems, partially offset by the use of cash to fund operations. At December 31, 1999, our current assets of $38.8 million exceeded current liabilities of $25.4 million, resulting in working capital of $13.4 million, representing a decrease of $36.3 million compared to working capital of $49.7 million at December 31, 1998. At
December 31, 1998, our current assets of $61.1 million exceeded current liabilities of $11.4 million. The decrease in working capital was primarily attributable to the use of cash to fund operations and capital outlays for expansion of our network, support systems and back office systems. Pledged securities to satisfy interest payments on our senior notes amounted to $23.4 million at December 31, 1999 and $37.8 million at December 31, 1998.


    OPERATING ACTIVITIES. Net cash used in operating activities was $53.2 million for the year ended December 31, 1999 compared to $10.6 million for the year ended December 31, 1998. Net cash used in operating activities was primarily used to fund our net losses of $61.8 million in 1999 and $16.2 million in 1998.

    INVESTING ACTIVITIES. Net cash used in investing activities was $31.8 million for the year ended December 31, 1999 compared to $67.1 million for the year ended December 31, 1998. In 1999, net cash used in investing activities was primarily used for the purchase of property and equipment related to the expansion of our networks, support systems and back office systems of $41.4 million and acquisitions of $4.8 million, partially offset by net proceeds from the sale of pledged securities of $16.1 million for the semi-annual interest payments on the senior notes. In 1998, net cash used in investing activities was primarily used for the purchase of pledged securities related to our senior notes of $44.2 million, acquisitions of $7.8 million and purchases of property and equipment related to the expansion of the network, support systems and back office systems of $21.6 million, partially offset by net proceeds from the sale of pledged securities of $7.7 million.

    FINANCING ACTIVITIES. Net cash provided by financing activities was $50.3 million for the year ended December 31, 1999 compared to $117.3 million for the year ended December 31, 1998. In 1999, net cash provided by financing activities was primarily a result of $70.0 million in proceeds from the sale of series D and series F preferred stock and borrowings of $10.0 million under our senior credit facility, partially offset by the redemption of series C and series E preferred stock of $18.6 million and the payment of financing costs related to the series D and series F preferred stock and on our senior credit facility of $8.8 million.

    In 1998, net cash provided by financing activities was primarily a result of proceeds of $114.7 million from the private offering of our senior notes. These senior notes bear interest at a fixed rate of 14% per annum and are due in June 2008. Subject to limitations, we may redeem a portion of these senior notes prior to their maturity date if we pay a designated premium. The indenture with respect to the senior notes contains a number of restrictive financial and operational covenants with which we must comply.

    In February 2000, we increased the capacity of our $75.0 million senior credit facility to $125.0 million. This credit facility provides for a $25.0 million reducing revolver and $100.0 million in multi-draw term loans. The revolver is available for general corporate purposes of our subsidiaries and the term loans are to be used to finance telecommunications equipment, inventory, network assets and back office systems. The senior credit facility is secured by a perfected first priority security interest in substantially all of our assets and capital stock of our subsidiaries and contains a number of financial and operational covenants with which we must comply. Among other things, the covenants require us to maintain specified levels of revenue, EBITDA, ratio levels and access lines and restrict our ability to incur additional indebtedness, pay dividends, enter into related party transactions or sell our assets.


    In March 2000, an affiliate of KKR exercised its options to purchase an additional $50.0 million of our series F preferred stock.


    The development and expansion of our business will continue to require significant capital to fund capital expenditures, working capital and debt service and will generate negative operating cash flows.

    Our principal capital expenditure requirements will include:

    - the purchase, installation, and expansion of switches and transmission equipment for our local and data networks; and

    - the further development of operations support systems and automated back office systems.

We do not believe that the growth of our long distance and customer premises equipment business will require significant capital expenditures.

    Our business plan calls for us to offer our services in an additional 20 markets before the end of 2001. We expect to expand our operations in Texas and into Oklahoma in the second quarter of this year and to commence service in the regions served by Ameritech and BellSouth in 2001. We currently estimate that the cash required to fund these capital expenditures will be approximately $225.0 million over the next two years. We will need additional cash to fund our working capital needs, debt service requirements and operating losses. Until we begin to generate positive cash flow from operations, these liquidity requirements will need to be financed with additional debt and equity capital.


    We are currently renegotiating the terms of our existing senior credit facility, including increasing the size of the facility and making corresponding changes to the financial covenants. In the event that the terms are renegotiated, we believe that our current resources, including current availability under our senior credit facility, together with the net proceeds from the offering, will be sufficient to satisfy our liquidity needs for at least the next 12 months. If we fail to renegotiate the existing terms of our senior credit facility, we believe our current resources will be sufficient to satisfy our liquidity needs associated with our significant expansion plan for the next nine months. In addition, depending on prevailing capital market conditions, we may choose to repurchase all or a portion of our senior notes.


    Thereafter, we will need substantial additional capital to finance our business plan. If our plans or assumptions change, if our assumptions prove to be inaccurate, or if we experience unexpected costs or competitive pricing pressures, we will be required to seek additional capital sooner than we currently expect. In particular, if we elect to pursue acquisition opportunities or open additional markets, our cash needs may increase substantially. We cannot assure you that our current projection of cash flow and losses from operations, which will depend upon numerous future factors and conditions, many of which are outside of our control, will be accurate. Actual results will almost certainly vary materially from our current projections. The cost of expanding our network services and sales efforts, funding other strategic initiatives and operating our business will depend on a variety of factors, including, among other things:

    - the number of subscribers and the services for which they subscribe;

    - the nature and penetration of services that we may offer;

    - regulatory and legislative developments; and

    - the response of our competitors to their loss of customers to us and to changes in technology.

    We intend to seek additional debt and equity financing to fund our future liquidity needs. We cannot assure you that we will be able to raise additional capital on satisfactory terms or at all. If we decide to raise additional funds through the incurrence of debt, our interest obligations will increase and we may become subject to additional or more restrictive financial covenants. In addition, the terms of our senior credit facility and our senior notes each restrict our ability to obtain additional debt financing. If we decide to raise additional funds through the issuance of equity, the ownership interests represented by the common stock will be diluted. In the event that we are unable to obtain additional capital or to obtain it on acceptable terms or in sufficient amounts, we may be required to delay the development of our network and business plans or take other actions that could materially and adversely affect our business, operating results and financial condition.

IMPACT OF THE YEAR 2000 ISSUE

    The Year 2000 issue results from computer programs being written using two digits rather than four to define the year. Any of our computer programs or systems, or those of our suppliers, that have date-sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing the disruption of operations, including among other things:

    - a temporary inability to process transactions;

    - a temporary inability to send invoices;

    - a temporary inability to engage in normal business activities; and

    - interruptions of customer care.

    We did not experience any problems on January 1, 2000 and to date, we have not experienced, nor are we aware of, any material Year 2000 issues with any of our internal systems or our services, and we do not anticipate experiencing any issues in the future. Further, we are unaware of any issues with our vendors, suppliers or customers that will materially affect us.

    We believe that we have identified all major computers, software applications and related equipment used in connection with our internal operations that will need to be modified, upgraded or replaced to minimize the possibility of a material disruption to our business. We have completed assessing the potential impact of Year 2000 issues on these computers, equipment and applications and have modified, upgraded and replaced major systems that we believe have Year 2000 issues.

    In addition to computers and related information, operation, and network systems, the operation of office systems, facilities and equipment, such as fax machines, security systems and other common office devices, may have Year 2000 issues that have not yet surfaced. We will continue to monitor the performance of these office systems, equipment and facilities.

    We expect that we will be able to resolve any significant Year 2000 issues we have identified with third party suppliers of components of telecommunications services and our key subcontractors.

However, because we have no control over the actions of these parties, they may not remediate any or all of the Year 2000 issues identified. Any failure of any of these third parties to timely resolve Year 2000 issues with either their products sold to us, or their systems could have a material adverse effect on our business, operating results and financial condition. In addition, the delivery of our services also depends on the operation of the networks of many local exchange carriers and long distance carriers with whom we must interact as part of our normal business operations, but with whom we do not have formal contractual arrangements. Consequently, failure of these carriers' networks to fully operate as a result of Year 2000 issues could also affect our operations. To our knowledge, none of these networks experienced any problems on or since January 1, 2000.

    Our total cost to date to proactively address our Year 2000 issues has not been material. The cost of addressing Year 2000 issues is reported as a general and administrative expense.

    We believe we identified and resolved all Year 2000 issues that could materially and adversely affect our business operations. However, for the reasons discussed above, we believe that it is not possible to determine with complete certainty that all Year 2000 issues affecting us have been identified or corrected and we may not know that this is true for several months. As a result, we believe that the following consequences are possible:

    - operational inconveniences and inefficiencies for us that will divert our management's time and attention and our financial and human resources from ordinary business activities;

    - business disputes and claims for pricing adjustments or penalties by our customers due to Year 2000 issues, which we believe will be resolved in the ordinary course of business; and

    - business disputes alleging that we failed to comply with the terms and conditions of contracts or industry standards of performance that result in litigation or contract termination.

    We developed contingency plans to be implemented if our efforts to identify and correct Year 2000 issues affecting our internal systems were ineffective. We have adopted the Year 2000 contingency plans as our standard operational contingency plans. Our contingency plans are designed to minimize the disruptions or other adverse effects. Our plans include:

    - accelerated replacement of affected equipment or software;

    - short to medium-term use of backup equipment and software;

    - increased work hours for our personnel; and

    - use of contract personnel to correct on an accelerated schedule any Year 2000 issues that arise or to provide manual workarounds for information systems.

    Our implementation of any of these contingency plans could require us to expend additional funds and could have a material adverse effect on our business, operating results and financial condition. Our efforts in this regard, if necessary, will be to minimize expense associated with the implementation and use of any contingency planning with our objective to employ the least costly plan necessary to address the relevant operational issues.

IMPACT OF INFLATION

    We do not believe that inflation has had a significant impact on our consolidated operations.

SEASONALITY

    Our business is not considered to be seasonal.

QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET RISK


    We do not have operations subject to risks of foreign currency fluctuations, nor do we use derivative financial instruments in our operations or investment portfolio. Our earnings are affected by changes in interest rates as our long-term debt under our senior credit facility has variable interest rates based on either the prime rate or LIBOR. Our exposure to variable interest rate risk during 1999 was insignificant due to our level of floating rate borrowings. However, if interest rates for our long-term debt under our senior credit facility had averaged 10% more and the full amount available under our senior credit facility had been outstanding for the entire year, our interest expense would have increased, and loss before taxes would have increased by $12.5 million for the year ended December 31, 1999. These amounts are determined by considering the impact of the hypothetical interest rates on our borrowing cost and outstanding debt balances. These analyses do not consider the effects of the reduced level of overall economic activity that could existing in this environment. Further, in the event of a change of this magnitude, management would likely take actions to further mitigate our exposure to the change. However, due to the uncertainty of the specific actions that would be taken and their possible effects, the sensitivity analysis assumes no changes in our financial structure. We had $114.7 million of senior notes outstanding as of December 31, 1999. These notes bear interest at a fixed rate of 14% and are not subject to risk from interest rate fluctuations.


RECENTLY ISSUED ACCOUNTING STANDARDS

    In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which supersedes SFAS No. 80, "Accounting for Futures Contracts," SFAS No. 105, "Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk," and SFAS No. 119, "Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments," and also amends some aspects of other SFAS's previously issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 133 is effective for our consolidated financial statements for the year ending December 31, 2001. We do not expect the impact of SFAS No. 133 to be material in relation to our consolidated financial statements.

                                    BUSINESS

OVERVIEW

    We are a rapidly growing integrated communications provider. We seek to become the leading provider of telecommunications services for small and mid-sized businesses in each of the cities we serve. We offer state-of-the-art telecommunications services to our customers, who today are located throughout Missouri, Kansas and Texas. These voice and data service offerings include local and long distance telephone service, Internet access, web hosting, integrated voice and data transmission over broadband lines and customer premises equipment sales and services. We offer these services to our customers through a combination of leased and owned network facilities. We are currently deploying collocations and transmission equipment throughout our markets to deliver digital subscriber line service, which will support dedicated high-speed Internet access and eventually voice services. We expect to have over 130 collocations operational by the end of this year. Our revenue for the year ended December 31, 1999 was $60.5 million, a 132% increase over 1998.

BUSINESS STRATEGY

    We believe that our business is poised for rapid expansion and that our experienced management team is well prepared to execute our focused business strategy. The key elements of our strategy include:

    FOCUSING ON SMALL AND MID-SIZED BUSINESS CUSTOMERS


    We focus on meeting the needs of small and mid-sized businesses in each of the cities we serve. Our tailored service offerings, direct sales model, and proactive customer service approach allow us to differentiate ourselves and achieve significant penetration into this very large, established customer base. We believe small and mid-sized businesses have not received a satisfying level of attention from the incumbent telephone companies, are unaware of their telecommunications network options and value our consultative, direct sales approach.


    PROVIDING COMPLETE SERVICE PACKAGES THAT ARE TAILORED TO OUR CUSTOMERS

    Our service offerings are specifically designed for the needs of our target customers. We provide simplified, feature-rich packages of services, superior value and a single source for all of our customers' networking requirements, all conveniently billed on a single invoice. Our service offerings include features offered in packages that we believe are not generally available from other providers. Our packages are priced to offer savings of 10% to 40% from comparable services provided by the incumbent telephone company. Our direct sales representatives consult with our customers in person and assist them in selecting service packages appropriate for their needs.

    CREATING A STRONG BRAND PRESENCE

    We have quickly achieved a high level of brand awareness in our markets through an aggressive multi-media advertising campaign targeted at the incumbent telephone company. Our marketing efforts include billboard, radio and print advertising, as well as sponsorship of major local events, affiliations with local organizations and direct mailings. We believe we have been able to achieve a higher level of brand awareness in our markets than any other new market entrants. We plan to use our proven marketing and advertising strategy to help us achieve rapid and deep penetration in each new market we enter.

    DEPLOYING A DIRECT SALES FORCE IN EACH OF OUR MARKETS

    We deploy a large locally-based sales force focused on achieving a significant market share in each of our markets. We believe that our extensively marketed brand name, visible local presence, readily available services and emphasis on personal customer service have enabled our 170-person sales force to achieve high levels of productivity and quickly penetrate new markets.

    INVESTING IN INDUSTRY-LEADING, SCALABLE BACK OFFICE SYSTEMS

    We believe our state-of-the-art billing and operating systems are capable of supporting a significant number of lines. These systems, which include Saville Convergent Billing Platform-TM-, MetaSolv Telecom Business Solution-TM- and Harris Network Management-TM-, have already withstood the test of high volumes and rapid growth within our operation. Over the past year, we have expanded our provisioning capacity from 3,000 lines per month to nearly 15,000 lines per month and believe that our existing infrastructure can support continued capacity increases.

    MAINTAINING MAXIMUM NETWORK FLEXIBILITY

    - INTEGRATING DATA AND VOICE NETWORK SERVICES. By integrating both data and voice services, we believe we will be able to deliver a broadband digital subscriber line connection to a significant percentage of our customers. We believe this integration will yield bandwidth flexibility to our customers and the strategic advantage of an improved product with reduced monthly costs.

    - CAPITALIZING ON OUR UNBUNDLED NETWORK ELEMENT PLATFORM. We provide service to a majority of our customers by leasing substantially all of the unbundled network elements from the incumbent telephone company and using our advanced back office systems to combine these elements into integrated Birch-branded voice services. This platform has allowed us to offer voice services to customers located virtually anywhere in our markets and achieve high gross margins and superior returns on incremental capital invested. UNE-P allows us to minimize current capital expenditures and maintain design flexibility for the next generation of telecommunications technology.

    - POSITIONING FOR MASS DEPLOYMENT OF BROADBAND. Our network objective is to mass-deploy broadband facilities (primarily digital subscriber lines) that support both voice and data over a single line. We are implementing collocations at central offices of the incumbent telephone company throughout our markets and intend to deploy packet switches that can handle voice and data over a single line as soon as they become available.

    EXPANDING OUR GEOGRAPHIC REACH

    We currently serve 17 markets that have populations ranging in size from 95,000 to 4.5 million, and we intend to offer our services in 20 additional markets before the end of 2001. We expect to expand our operations in Texas and into Oklahoma in the second quarter of this year and to commence service in the regions served by Ameritech and BellSouth in 2001. We have developed systems, network capabilities and an experienced sales force and customer service team that position us to rapidly penetrate these new markets and regions.

    GROWING THROUGH ACQUISITIONS

    We have completed six acquisitions since our inception in December 1996 for total consideration of $27.7 million. From time to time, we consider making additional acquisitions to further complement our service capabilities or expand our geographic scope. We believe we have been highly successful in integrating our acquisitions. With our diverse sources of capital and highly sophisticated stockholders and board members, we believe we are well positioned to continue to evaluate a variety of these opportunities and make selected acquisitions where appropriate.

TELECOMMUNICATIONS SERVICES

    OFFERED SERVICES

    We design our voice and data services to appeal to small and mid-sized businesses that value simple integrated communications service packages from a single provider. We believe that the key to attracting and retaining our target customers is to offer a comprehensive set of services. These services include voice offerings of local lines, features and long distance at flat per-minute rates, and data offerings including dedicated digital subscriber line and dial-up Internet access, web hosting and other data services.

    We divide our service offerings generally into three broad categories: voice, Internet and web hosting. The chart below sets forth the different service packages and options provided within each of these categories.

SERVICE PACKAGES


               VOICE
------------------------------------
BIRCH BASIC
  A standard line
BIRCH BELLS
  Birch Basic with any three non-
  premium customer-selected features
BIRCH BELLS AND WHISTLES
  Birch Basic with any seven
  customer-selected features
VOICE MAIL
  Call answering, messaging and
  message waiting indicator
  Optional features include fax
  mail, pager notification and
  extension mailboxes
LINEBACKER
  Inside wire protection plan
MIGHTY MOUTH
  A two-way dedicated connection to
  us, a trunk level one digital
  transmission link, direct inward
  dialing and number identification
  for inbound calls

              INTERNET
------------------------------------
DIAL
  Unlimited Internet access, two
  email boxes per account, remote
  access to email via the Web and
  five megabytes of storage space
  plus any customer-selected
  features
DIAL COMPLETE
  Dial plus Birch Basic phone line
  plus extended period of inactivity
  before disconnect and three
  additional email addresses
ISDN COMPLETE
  A dedicated integrated services
  digital network, an on-premise
  integrated service digital network
  router, up to 25 email boxes,
  dedicated Internet protocol
  addresses for public applications,
  network address translation,
  custom domain services, plus any
  customer-selected features
DSL COMPLETE
  A symmetric digital subscriber
  line service, an on-premise
  router, up to 100 email boxes,
  Internet protocol addresses for
  public applications, network
  address translation, custom domain
  services, plus any customer-
  selected features
T1 COMPLETE
  A two-way dedicated connection to
  us, an on-premise router, up to
  100 email boxes, Internet protocol
  addresses for public applications,
  network address translation,
  custom domain services, plus any
  customer-selected features
THE INTEGRATOR
  A two-way dedicated connection to
  us, an on-premise integrated
  router for voice and data,
  customer selection of voice and
  data channels to a maximum of 48,
  selected voice features, up to 50
  email boxes, Internet protocol
  addresses for public applications,
  network address translation,
  custom domain services, plus any
  customer-selected features

            WEB HOSTING
------------------------------------
SPACE GENIE
  Space Genie web-building tool, 10
  megabytes of storage, 1,000
  megabytes of monthly traffic,
  online account status report, site
  submission to major search
  engines, custom domain services,
  five email addresses,
  autoresponders, autoforwarders and
  web-based management of email
  tools plus any customer-selected
  features
SPACE CADET
  Space Genie plus 20 additional
  megabytes of storage, 1,000
  additional megabytes of monthly
  traffic, common gateway interface
  binary access, and script library,
  web-based management of common
  gateway interface script
  auto-install and statistics plus
  any customer-selected features
  Additional optional features
  include encryption services
  support for real audio/video and
  support for Microsoft FrontPage
  extensions
SPACE HOG
  Space Cadet plus an additional 45
  megabytes of storage, 3,000
  megabytes of monthly traffic, 10
  email addresses, autoresponders
  and autoforwarders and support for
  real audio/video

    DELIVERY OF SERVICES

    UNE-P

    We lease all of the unbundled network elements necessary to provide service from the incumbent local exchange carriers. We believe that our UNE-P strategy allows us to enter into new markets more quickly than if we had initially deployed our own network facilities. This strategy also reduces initial capital requirements in each market, allowing us to focus our capital resources initially on the critical areas of sales, marketing and operations support systems. In addition, we believe UNE-P will allow us to avoid further deploying circuit switches and maintain design flexibility for the next generation of telecommunications technology.

    BROADBAND

    We intend to install digital subscriber line equipment at our collocation sites, at our switch sites and at our customers' locations. We believe this equipment will allow us to deliver multiple voice calls and data traffic over a single, standard telephone line and is expected to provide us with substantial cost savings. Using DSL technology, we believe we will increase the amount of information we carry on a standard telephone line, which we refer to as bandwidth, to up to 1.5 million bits per second. The bandwidth is the equivalent of 24 regular voice telephone lines. Our digital subscriber line equipment will be programmed to allocate the available bandwidth.

    We believe this technology will reduce our costs since we will lease a reduced number of standard telephone lines per customer from the incumbent carrier. For example, if a customer today has eight voice lines, we must order from and provision through the incumbent carrier eight individual standard telephone lines. If the same customer were to buy our service which uses digital subscriber line technology, we would only order and provision one standard telephone line from the incumbent carrier. Also, we expect that future products and services designed to take advantage of the increased bandwidth provided by digital subscriber line technology will allow us to generate incremental revenue with attractive margins.

    CUSTOMER PREMISES EQUIPMENT


    We offer our customers equipment they need to run their internal phone systems, including data routers and wiring, telephone equipment and integrated access devices. We also sell and service standard key systems, private branch exchanges and voice-mail systems, and provide inside-wire services for commercial accounts, including wiring for data networking, in Kansas and Missouri. We are an authorized equipment distributor for Northern
Telecom, Inc., Toshiba America Information Systems, Inc., NEC America, Inc., Executone Information Systems, Inc. and Tadiran Electronic Industries, Inc.


SALES AND MARKETING

    SALES

    As of March 23, 2000, we had a direct sales force of 170 representatives operating from 23 offices throughout Missouri, Kansas and Texas. Of these representatives, 28 were primarily selling customer premises equipment and the remaining 142 were selling local, long-distance, data and Internet services. The sales representatives are supported by sales managers. Over the next 12 months, we plan to increase our sales staff in existing markets and open additional sales offices in Texas and Oklahoma and in Ameritech's and BellSouth's regions. We supplement our sales efforts through brand awareness efforts including local and regional advertising, public relations and local sponsorships.

    We seek to convert small to mid-sized business customers from the incumbent provider of telecommunications services in their market and to establish a solid, long-term relationship with them.

Our sales representatives meet with prospective customers to gain a thorough understanding of their business and telecommunications requirements. Sales representatives then suggest alternatives for operation enhancements and cost savings based on our service packages.

    We compensate our sales representatives with a competitive base salary, stock options and commissions based on sales results. We use a revenue-based commission structure that enables us to attract productive sales people experienced in disciplined, activity-based sales. This commission structure is based on incremental revenue and is not subject to a cap.

    We do not actively market to residential customers. Nonetheless, we have found that our sales and promotional efforts attract residential customers, many of whom are owners or employees of businesses using our telecommunication services. Residential customers call our customer service center to receive forms to apply for service. We do not pay sales commissions for residential sales.

    ADVERTISING AND PROMOTION


    We conduct extensive marketing campaigns in our local markets. We make use of advertising and public relations to attract small to mid-sized business customers and contrast our service attributes with Southwestern Bell's. Our marketing campaign includes billboard, radio and print advertising, as well as sponsorship of major local events, affiliations with local organizations and direct mailings focusing on public relations. We also believe that our willingness to serve residential customers--unlike many other competitive local exchange carriers--creates greater interest in our development among the news media and general public. In the past, our market launches have attracted extensive local media coverage.


    In keeping with our philosophy of being accessible to our customers, we establish local sales and customer service offices in most of the cities and towns that we serve. In many of these cities and towns, we are the only provider of local telephone service that maintains an office. Our offices are open to walk-in traffic and often are located in high-profile areas.

    Because we are able to deliver a comprehensive set of products to our target customers, we believe we have strong customer loyalty. Our customer churn rates have generally been less than 1.5% per month.

    PRICING

    We do not intend to position ourselves as the cheapest provider of services, especially long distance services. We target customers who value the convenience of our service offerings and personalized customer service. Customers who have the highest price sensitivity are likely to move frequently among providers, driving up churn rates. However, we do set our pricing so that our local business customers can generally save from 10% to 40% on the incumbent provider's rates. Internet, long distance and customer premises equipment are generally priced at rates competitive with that of other service providers.

OUR MARKETS

    The following chart sets forth the markets in which we provide service or expect to provide service by May 2000.


                                                                                       BIRCH LINES IN SERVICE
                                                                                         AS OF FEBRUARY 29,
MARKET                                    ESTIMATED POPULATION*   MARKET LAUNCH DATE            2000
------                                    ---------------------   ------------------   ----------------------
St. Joseph, Missouri....................           97,111               March 1998              2,402
Topeka, Kansas..........................          164,932                 May 1998              9,720
Wichita, Kansas.........................          530,508                 May 1998              9,098
Kansas City, Missouri...................        1,709,273                 May 1998             25,176
St. Louis, Missouri.....................        2,557,806                 May 1998             17,125
Beaumont, Texas.........................          374,991                 May 1999              3,824
Fort Worth, Texas.......................        1,404,904                 May 1999              8,202
Longview/Marshall, Texas................          208,250                 May 1999                742
Tyler, Texas............................          166,723                 May 1999              2,017
Waco, Texas.............................          202,983                 May 1999              3,565
Houston, Texas..........................        4,320,041                June 1999              7,985
Austin, Texas...........................        1,071,023                July 1999              4,520
Corpus Christi, Texas...................          387,100                July 1999              2,888
Lubbock, Texas..........................          230,672              August 1999              2,705
Dallas, Texas...........................        3,278,109            February 2000              1,834
San Antonio, Texas......................        1,511,386            February 2000                341
Amarillo, Texas.........................          208,165               March 2000                125
Midland/Odessa, Texas...................          243,389               April 2000                258
Wichita Falls, Texas....................          137,103               April 2000                 19
Abilene, Texas..........................          121,456                 May 2000                 54
El Paso, Texas..........................          701,576                 May 2000                 31
Oklahoma City, Oklahoma.................        1,030,504                 May 2000                  0
Tulsa, Oklahoma.........................          764,396                 May 2000                  0

Other...................................              N/A                      N/A             32,374


------------------------

* Population data derived from the United States Bureau of the Census, State and Metropolitan Areas datebook 1997 to 1998.

BACK OFFICE SYSTEMS

    Back office systems refer to the hardware and software systems that support the primary functions of our operations, including:

    - order entry and provisioning;

    - billing;

    - data center;

    - trouble management; and

    - sales support.

    Our goal is to have a back office that allows us to convert our customers' service from their current local providers to our networks easily and quickly. Over time, we strive to have "flow through" provisioning capabilities, allowing services to be implemented through a single systems interface that updates all ordering, inventory, billing and monitoring systems.

    We have implemented the primary elements of our back office, including order entry, provisioning, billing and network management. We believe we have selected the best application for each function. The following table describes our key back office systems that provide crucial operational functionality, their purpose and timeline for implementation.

       SYSTEM                          PURPOSE                     IN-SERVICE DATE
---------------------  ----------------------------------------  --------------------
Southwestern Bell      electronic direct ordering                Q1 1998
  Verigate             and provisioning for
                       local telephone service

Saville CBP(TM)        billing                                   Q1 1999

MetaSolv TBS(TM)       order management                          Q2 1999
                       inventory
                       provisioning
                       trouble management
                       customer service

Harris HNM(TM)         network management                        Q4 1998

DSET(TM)               electronic bonding gateway to incumbent   Q2 2000 (est.)
                       telephone company

HNC ATACS(TM)          fraud management                          Q2 2000 (est.)

TBD                    enhanced call record mediation            Q3 2000 (est.)

TBD                    application integration middleware        Q4 2000 (est.)

TBD                    customer care                             Q4 2000 (est.)
                       sales force automation

    ORDER ENTRY AND PROVISIONING

    Order entry involves the initial loading of customer data into our information systems. Currently, our sales executives take orders and our customer care and provisioning representatives load the initial customer information into our Saville billing system and our MetaSolv provisioning system. We intend to increase the efficiency and data accuracy of these provisioning activities by implementing a sales force automation system to be combined with Saville CBP and MetaSolv TBS through application integration middleware. This system will facilitate entry of sales orders from the sales offices and transmit relevant account and order information to Saville CBP and MetaSolv TBS. Implementing this system will eliminate several manual steps in the provisioning process.


    We use the MetaSolv TBS system to manage and track the timely completion of each step in the provisioning process. When MetaSolv is coupled with capabilities of the DSET electronic bonding system, we believe we will be able to submit orders to external business partners, including Southwestern Bell, electronically, thereby minimizing implementation time, coordination complexities and installation costs. Currently, we provision orders electronically through Southwestern Bell's electronic provisioning system, or Verigate.


    In addition to the cost benefits associated with the electronic installation of access lines and inventory management system, the MetaSolv system improves our internal processes in various other ways, including:

    - directing electronic customer orders to the appropriate employee, prompting them to complete required provisioning tasks, including network component assignments and management of outside vendor activities; and

    - tracking order progress and alerting operations personnel of steps required to fulfill orders within standard work intervals.

    The MetaSolv TBS system enables a customer care coordinator to keep an installation on schedule and notify the customer of any potential delays. Once an order has been completed, we update our billing system to initiate billing of installed services.

    BILLING

    The Saville billing system provides our customers with a consolidated invoice for all of our services. Customer calls generate billing records that are transmitted from the call records to the Saville billing system. These records are then processed by the billing software, which calculates usage costs, integrates fixed monthly charges, calculates taxation and provides the data necessary to create a simple customer invoice. We provide invoice information to a third party printer, which prepares and distributes bills to our customers. Our customers pay us directly.

    This Saville system allows us to add advanced features such as special discounts based on call volume, or number of services used, complex local taxation and discrete billing options by type of service ordered. We believe these features are exceptionally important given our sophisticated client base.

    TROUBLE MANAGEMENT


    We use MetaSolv TBS, a customer care and trouble management system, to provide high quality customer service. Our trouble management system is integrated into the operational support system. It enables our customer care personnel to track customer problems proactively, assign repair work to the appropriate technical teams and provide employees and management access to comprehensive reports on the status of service activity.


    NETWORK MANAGEMENT

    We use the Harris Network Management system to continuously monitor and operate our switch networks. The information provided by the Harris system allows our network operations staff to quickly repair problems in the networks, thereby eliminating or minimizing impacts to our customers.

    SOUTHWESTERN BELL VERIGATE

    Verigate is the Southwestern Bell end-user interface system that allows our customer service, trouble management and service provisioning representatives to access the Southwestern Bell operating systems. Verigate allows us to send local service requests to receive order commitments back from, reserve new telephone numbers with, view an order's status at, and test or report customer problems to Southwestern Bell.

    DATA CENTER

    During the second quarter 2000, we plan to occupy an 8,000 square foot data center in Kansas City, Missouri. We believe this center has sufficient space to support significant increases in our access lines, customers and employees.

NETWORK FACILITIES

    LEASED FACILITIES

    During 1999, we began to lease substantially all of the network elements from Southwestern Bell and combine these elements into integrated Birch-branded voice services without deploying a switch. By using UNE-P, we are able to offer our services to a broader geographical area than we can by using our own switches. Many of our competitors are limited to serving customers that are located near their facilities. UNE-P allows us to serve many customers in disparate geographic areas.

    Where we have installed switches, we lease transmission facilities from Southwestern Bell to connect our switches to our collocated equipment in Southwestern Bell's central offices and to unbundled loops. Given the current capacity of existing local networks, we do not anticipate having to build local transmission facilities in the future. Similarly, we believe that the capacity of existing long-distance networks renders direct ownership of long distance transmission facilities unnecessary.

    Leasing, rather than building, facilities supports our strategy of rapid local market development because our sales activity is not constrained by network expenditures. Moreover, by leasing transmission facilities, we can offer our services throughout a metropolitan area and we are not constrained by the limited number of locations in which we could build transmission facilities.

    OWNED FACILITIES

    We deploy data transmission packet switches in most of our markets. We use these packet switches to transmit data over our leased transmission lines and plan to use these packet switches to transmit our long distance voice traffic once our conversion plan is implemented.

    We currently operate local/long distance circuit switches in Kansas City and St. Louis, Missouri and Wichita, Kansas. We do not intend to deploy more circuit switches because we believe voice-capable packet switches will be more economical to operate in the future. Additionally, we collocate our electronic equipment at Southwestern Bell's central offices to support future digital subscriber line services and existing circuit switches. Collocation allows us to connect to transmission lines we lease from Southwestern Bell.

    At the customer's premises, we connect unbundled loops directly to customer-owned equipment. We may also deploy electronic equipment (intelligent channel banks or access servers) that concentrate data and voice traffic. This enables us to obtain higher capacity from the transmission line of the incumbent local exchange carrier.

OPERATIONS

    EMPORIA AND KANSAS CITY SERVICE CENTERS

    Our service centers in Emporia, Kansas and Kansas City, Missouri are critical to our ability to offer excellent service and to support growth. These service centers process orders, interface with Southwestern Bell's operational support systems and provide customer service, trouble resolution, billing and collection services for our customers. These service centers provide rapid, human assistance rather than the automated, cumbersome customer interface currently used by many telecommunications providers.

    FIELD TECHNICAL OPERATIONS

    Our field technicians service our facilities and customer-owned facilities. These technicians install, repair and maintain digital switches, transmission equipment, private branch exchanges, key systems, data equipment and inside wiring, including wiring for data networking. We believe field technicians are often the most respected source of telecommunications advice for small and mid-sized business customers. We believe that having a skilled, in-demand group of technicians supports our customer base, provides expertise for data deployment and strengthens customer loyalty.

COMPETITION

    The telecommunications industry is highly competitive. We believe we compete principally on the basis of customer service, accurate billing, variety of services and, to a lesser extent, pricing levels and less complex pricing structures. Our ability to compete effectively depends upon our continued ability to maintain high quality, market-driven services at prices generally equal to or below those charged by competitors. To maintain our competitive posture, we believe that we must be able to provide high quality integrated communications services and be positioned to reduce our prices in response to potential competition. Any of these reductions could adversely affect us. Many of our current and potential competitors have financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than ours, as well as other competitive advantages over us.

    INCUMBENT TELEPHONE COMPANIES

    In our existing markets, we compete principally with Southwestern Bell. As a recent entrant in the telecommunications services industry, we may not achieve a significant market share for any of our services in our markets. In particular, Southwestern Bell and other local telephone companies have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than ours, have the potential to subsidize competitive services with revenue from a variety of businesses and currently benefit from existing regulations that favor these incumbent local exchange carriers over us in some respects. While recent regulatory initiatives, which allow competitive local exchange carriers such as us to interconnect with incumbent local exchange carrier facilities, provide increased business opportunities for us, these interconnection opportunities have been, and likely will continue to be, accompanied by increased pricing flexibility for and relaxation of regulatory oversight of the incumbent local exchange carriers. Future regulatory decisions could grant incumbent local exchange carriers increased pricing flexibility or other regulatory relief. These initiatives could also have a material adverse effect on us.

    COMPETITIVE LOCAL EXCHANGE CARRIERS/INTEREXCHANGE CARRIERS/OTHER MARKET
     ENTRANTS

    We also face competition from other current and potential market entrants. These market entrants include long distance carriers that compete with our long distance services and seek to enter, reenter or expand into the local exchange market. AT&T, GTE, MCI WorldCom and Sprint are among these carriers. Competitive local exchange carriers, resellers of local exchange services, competitive access providers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end users also compete with us. In addition, consolidation and strategic alliances within the telecommunications industry, or the development of new technologies could put us at a competitive disadvantage. Not only does the Telecommunications Act impose regulatory requirements on all local telecomunications service providers, but it also grants the FCC expanded authority to reduce the level of regulation applicable to any telecommunications service provider, including any incumbent telecommunications service providers. The manner in which these provisions of the Telecommunications Act are implemented and enforced could have a material adverse effect on our ability to compete successfully against incumbent local exchange carriers and other telecommunications service providers.

    The changes in the Telecommunications Act radically altered the market opportunity for new telecommunications service providers. Because the Telecommunications Act requires local exchange carriers to unbundle their networks, new telecommunications service providers are able to rapidly enter the market by installing switches and leasing trunk and loop capacity. Newer providers, like us and some competitors that we may encounter in some of our markets, will not have to replicate existing facilities until traffic volume justifies building them, and can be more opportunistic in designing and implementing networks.

    In addition to the new telecommunications service providers, interexchange carriers and other competitors listed above, we may face competition from other market entrants such as electric utilities, cable television companies and wireless companies. Electric utilities have existing assets and low cost access to capital which could allow them to enter a market rapidly and accelerate network development. Cable television companies are entering the telecommunications market by upgrading their networks with fiber optics and installing facilities to provide fully interactive transmission of broadband voice, video and data communications. Finally, wireless companies intend to develop wireless technology for deployment in the United States as a broadband substitute for traditional wireline local telephones. Some Internet companies are also developing applications to deliver switched voice communications over the Internet.

    LONG DISTANCE SERVICES

    The long distance telecommunications industry has numerous entities competing for the same customers and a high churn rate, as customers frequently change long distance providers in response to offerings of lower rates or promotional incentives. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. Our primary competitors are the major interexchange carriers and resellers of long distance services. We believe that pricing levels are a principal competitive factor in providing long distance service; however, we seek to avoid direct price competition by packaging long distance service, local service, customer premises equipment and Internet access service together with a simple pricing plan.

    CUSTOMER PREMISES EQUIPMENT

    We compete with numerous equipment vendors and installers and telecommunications management companies for the sale of customer premises equipment and related services. We generally offer our products at prices consistent with other providers and differentiate our service through our product packages.

    DATA/INTERNET SERVICES

    The Internet services market is highly competitive, and we expect that competition will continue to intensify. Internet service, meaning both Internet access and on-line content services, is provided by Internet service providers, satellite-based companies, long distance carriers and cable television companies. Many of these companies provide direct access to the Internet and a variety of supporting services to businesses and individuals. In addition, many of these companies, such as America Online, Inc., MSN, Prodigy Services Company and WebTV Networks, offer on-line content services consisting of access to closed, proprietary information networks. Long distance companies, among others, are aggressively entering the Internet access markets. Long distance carriers have substantial transmission capabilities, traditionally carry data to large numbers of customers and have an established billing system infrastructure that permits them to add new services. Satellite companies are offering broadband access to the Internet from desktop PCs. Cable companies are starting to provide Internet services using cable modems to customers in major markets. Many of these competitors have substantially greater financial, technological, marketing, personnel, name-brand recognition and other resources than those available to us.

EMPLOYEES

    At December 31, 1999, we employed 935 persons. Additionally, we occasionally hire temporary employees. We are not party to any collective bargaining arrangements and believe that our relationship with our employees is good.

PROPERTIES


    We lease 43,783 square feet in office space in Kansas City, Missouri for our corporate headquarters. This lease expires December 2006. Recently, we leased an additional 64,546 square feet of office space in Kansas City to expand our corporate headquarters. This lease expires February 2008. In Emporia, Kansas, we own two buildings totaling 58,500 square feet for our customer care center and provisioning divisions. In addition, we lease an aggregate of 21,175 square feet to house our four circuit switches in Kansas City and St. Louis, Missouri and Wichita, Kansas. These leases expire March 2003, November 2008, August 2005 and June 2008, respectively. We also lease space in 27 buildings, totaling approximately 110,823 square feet, in Missouri, Kansas, Texas and Oklahoma for our sales offices and customer premises equipment sites. These leases are generally leased on a month-to-month or annual basis.


LEGAL PROCEEDINGS

    From time to time, we may be involved in claims or litigation that arise in the normal course of business. We are not a party to any legal proceedings which, if decided adversely, would have a material adverse effect on our business or financial condition or results of operations.

                                   REGULATION

REGULATORY OVERVIEW

    We are subject to regulation by federal, state and local government agencies. Historically, the FCC had jurisdiction over interstate long distance services and international services, while state regulatory commissions had jurisdiction over local and intrastate long distance services.

    In 1996, Congress passed the Telecommunications Act of 1996, opening the local market to competition and allowing the Bell operating companies to compete for the first time in the long distance market within their local service regions once specified conditions were met. The Telecommunications Act fundamentally changed the way telecommunications is regulated in this country. The FCC was given a major role in writing and enforcing the rules under which new competitors could compete in the local marketplace. Those rules, coupled with additional rules and decisions promulgated by the various state regulatory commissions, form the core of the regulatory framework under which we operate in providing local exchange service.

    With a few limited exceptions, the FCC continues to retain exclusive jurisdiction over our provision of interstate and international long distance service, and the state regulatory commissions regulate our provision of intrastate local and long distance service. Additionally, municipalities and other local government agencies may regulate limited aspects of our business, such as use of government-owned rights-of-way, and may require permits such as zoning approvals and building permits.

    In the aftermath of the Telecommunications Act, the regulation of the telecommunications industry has been in a state of flux. The FCC and state regulatory commissions have adopted many new rules to implement this legislation and encourage competition, but that implementation is ongoing. The following summary of regulatory developments does not purport to describe all current and proposed federal, state and local regulations and legislation affecting the telecommunications industry. Many of these are currently the subject of judicial proceedings, legislative hearings and administrative proposals, any of which could change, in varying degrees, the manner in which this industry operates. We cannot predict at this time the outcome of these proceedings or their impact upon the telecommunications industry or on us.

THE TELECOMMUNICATIONS ACT

THE TELECOMMUNICATIONS ACT'S LOCAL COMPETITION FRAMEWORK

    One of the key goals of the Telecommunications Act is to encourage competition in local telephone service. To do this, the Telecommunications Act provides three means by which telecommunications service providers can enter the local phone service marketplace. The three modes of entry are as follows:

    - RESALE. Incumbent telephone companies are required to permit new telecommunications service providers to purchase their services for resale to the public at a wholesale rate that is less than the rate charged by the incumbent telephone companies to their retail customers.

    - ACCESS TO NETWORK ELEMENTS. Incumbent telephone companies are required to lease to new telecommunications service providers the various elements in their network that are used to provide local telephone service. The leased parts of the incumbent telephone companies' networks are known as unbundled network elements. The incumbent telephone companies must make unbundled network elements available at rates that are based on their forward-looking economic costs.

    - CONSTRUCTION OF NEW FACILITIES. New telecommunications service providers may also enter the local phone service market by building entirely new facilities. The incumbent telephone companies are required to allow new telecommunications service providers to interconnect their facilities with the incumbent telephone company's, so each carrier's customers can reach the other's.

    To facilitate new telecommunications service providers' entry into local telephone markets using one or more or some combination of these three methods, the Telecommunications Act imposes on incumbent telephone companies the obligation to open their networks and markets to competition. When requested by competitors, incumbent telephone companies are required to negotiate, in good faith, agreements that lay out terms governing the interconnection of their network, access to unbundled network elements and resale. Incumbent telephone companies must also allow competing carriers to "collocate," or place their own equipment in incumbents' central offices.

    In addition, all local exchange carriers, including both incumbent and new telecommunications service providers, are subject to the following requirements:

    - INTERCONNECTION. All local telecommunications service providers must permit their competitors to interconnect with their facilities either directly or indirectly. Incumbent telephone companies are additionally obligated to permit interconnection at any technically feasible point within their networks, on nondiscriminatory terms, at prices based on cost (which may include a reasonable profit);

    - NUMBER PORTABILITY. All local telecommunications service providers must implement number portability technology that allows a customer to retain its existing phone number if it switches from one local exchange carrier to a competitor. This technology primarily benefits new telecommunications service providers, which can gather market share more easily if customers can switch to these carriers without changing telephone numbers;

    - RECIPROCAL COMPENSATION. All local telecommunications service providers must complete local calls originated by other telecommunications service providers under reciprocal compensation arrangements. That is, the local provider terminating a local call is entitled to payment from the local provider originating a call. Charges assessed by the incumbent telephone company for terminating calls originated on a new telecommunications service provider's network must be based on a reasonable approximation of additional cost. The FCC recently determined that Internet service provider-bound traffic is interstate in nature, not local, and is therefore outside the scope of the Telecommunications Act's reciprocal compensation provisions. The FCC has initiated a proceeding to determine appropriate carrier-to-carrier compensation for Internet service provider-bound traffic. At the same time, the FCC has declined to overturn a multitude of state decisions requiring incumbent telephone companies to pay new telecommunications service providers compensation for delivering Internet traffic to Internet service providers that had selected a new telecommunications service provider as their local service provider. The FCC's decision is on appeal, and incumbent telephone companies are also expected to ask states or federal courts to reverse the existing state determinations;

    - DIALING PARITY. Requires all local telecommunications service providers to provide nondiscriminatory access to telephone numbers, operator services, directory assistance and directory listing with no unreasonable dialing delays. Local dialing parity ensures that customers on one local exchange carrier do not have to dial extra digits to reach customers on a different local or toll carrier's network; and

    - ACCESS TO RIGHTS-OF-WAY. Requires all local telecommunications service providers to permit competing providers access to poles, ducts, conduits and rights-of-way at reasonable and nondiscriminatory rates, terms and conditions. The FCC has opened a proceeding seeking to define in greater detail the scope of the incumbent telephone company's obligation to provide access to rights-of-way that it owns or controls, including those within its own central offices and other buildings, and buildings owned by private third parties.

    Executing an interconnection agreement does not guarantee a new telecommunications service provider unfettered access to the incumbent telephone company's market. Interconnection agreements between incumbent telephone companies and new telecommunications service providers may have short terms, requiring the new telecommunications service provider to renegotiate the agreements on a regular basis. Incumbent telephone companies may not provide timely provisioning or adequate service quality, thereby impairing a new telecommunications service provider's reputation with customers who can easily switch back to the incumbent telephone company. In addition, the prices set in the agreements or through state regulatory commission arbitration proceedings may be subject to changes mandated by state regulatory commissions as they develop permanent rules governing interconnection and may not in all instances be set at levels that allow new telecommunications service providers to compete effectively.

THE FCC'S RULES IMPLEMENTING THE TELECOMMUNICATIONS ACT'S LOCAL COMPETITION
  PROVISIONS

    In August 1996, the FCC issued an order implementing the local competition provisions of the Telecommunications Act. The FCC established rules about how interconnection and collocation were to be provided, put forth a method that state commissions should use to establish prices for interconnection and unbundled network elements, and specified which parts of an incumbent's network must be made available as unbundled network elements to competing carriers. The FCC also held that incumbent telephone companies must provide new telecommunications service providers with "combinations" of unbundled network elements, making it possible for new telecommunications service providers, in many instances, to provide service to customers by leasing all of the component unbundled network elements from the incumbent telephone company. This method of providing service is known as the unbundled network element platform, or UNE-P. Specifically, among other rules, the FCC established a list of seven network elements, comprising most of the significant facilities, features, functionalities or capabilities of the network, that the incumbent telephone companies must unbundle. In addition, the FCC mandated a particular forward-looking pricing methodology for these network elements that produces relatively low element prices that are favorable to competitors.


    After the FCC released its rules, numerous parties challenged the rules before the United States Court of Appeals for the Eighth Circuit. The Eighth Circuit overturned many of the FCC's rules on the grounds that the agency had exceeded its authority and misinterpreted the law.


    On January 25, 1999, the United States Supreme Court largely reversed the Eighth Circuit's decision, holding that the FCC has general jurisdiction to implement the local competition provisions of the Telecommunications Act and reestablishing the validity of many of the FCC's interconnection rules. In so doing, the Supreme Court stated that the FCC has authority to set pricing guidelines for unbundled network elements, to prevent incumbent telephone companies from separating existing combinations of network elements, and to establish "pick and choose" rules regarding interconnection agreements. "Pick and choose" rules would permit a carrier seeking interconnection to pick and choose among the terms of service from other interconnection agreements between the incumbent and various new telecommunications service providers.

    Although it upheld the FCC's jurisdiction to establish unbundled network element pricing guidelines, the Supreme Court did not evaluate the specific "forward-looking" pricing methodology adopted by the FCC, and the case has been remanded to the Eighth Circuit for further consideration of that specific pricing methodology. Some incumbent telephone companies have argued that this pricing methodology does not allow adequate compensation for the provision of unbundled network elements. The Eighth Circuit heard oral arguments on this pricing issue on September 16, 1999, but has not yet issued a ruling. We cannot predict the outcome of this proceeding. If the Eighth Circuit fails to uphold the FCC's forward-looking pricing methodology, it may materially adversely affect our business.

    Additionally, the Supreme Court vacated the FCC rules defining what network elements must be unbundled and made available to the new telecommunications service providers by the incumbents. The Supreme Court held that the FCC must provide a stronger rationale to support the degree of unbundling ordered.

    On November 5, 1999, in response to the Supreme Court's ruling, the FCC released new rules specifying which portions of the incumbent telephone companies' networks must be made available as unbundled network elements. The FCC reaffirmed that incumbent telephone companies must provide unbundled access to the following six network elements:

    - loops, including loops used to provide high-capacity and advanced telecommunications services such as digital subscriber lines;

    - network interface devices;

    - local circuit switching;

    - dedicated and shared transport;

    - signaling and call-related databases; and

    - operations support systems.


    The FCC removed from the list of unbundled network elements operator service and directory assistance. The FCC concluded that the market has developed sufficiently that new telecommunications service providers can and do self-provide these services, or acquire them from alternative sources. The FCC also noted that incumbent telephone companies remain obligated under the non-discrimination requirements of the Communications Act of 1934 to comply with the reasonable request of a new telecommunications service provider that purchases these services from the incumbent telephone companies to rebrand or unbrand those services, and to provide directory assistance listings and updates in daily electronic batch files. In addition, the competitive checklist contained in Section 271 of the Communications Act of 1934 requires Bell operating companies to provide nondiscriminatory access to these services.


    The FCC also modified the local switching unbundled network element, concluding that incumbents need not provide access to unbundled local circuit switching for customers with four or more lines that are located in the densest parts of the top 50 metropolitan statistical areas so long as the incumbent makes available an alternative arrangement for reaching customers, known as the enhanced extended link. The enhanced extended link allows new telecommunications service providers to gain access to customers without collocating in every central office, because it combines the local loop with a multiplexer and transport to the new telecommunications service provider's local existing collocated facilities or switch. Notwithstanding the FCC's ruling, unrestricted access to unbundled switching is available in Texas, where state rulings require incumbent telephone companies to make switching available as an unbundled network element.

    In addition to these changes, the FCC also:

    - Limited the scope of the shared transport unbundled network element, holding that the incumbent must only offer shared transport as a unbundled network element where unbundled local circuit switching is provided.

    - Held that incumbents are not required to offer packet switching as a unbundled network element in most cases.

    - Held that both the loop and transport unbundled network elements include access to "dark fiber." Dark fiber is distinguished from "lit fiber" transmission capacity in that dark fiber is sold independently from the electronics necessary to "light" the fiber and transmit information. The availability of dark fiber from incumbents as a unbundled network element could create an additional source of dark fiber in the market.

    - Ordered "sub-loop unbundling," which will allow new telecommunications service providers to connect at any feasible point along the local loop, and not just at the central office. In some incumbent networks, subloop unbundling will make it easier for new telecommunications service providers to use portions of the unbundled network element loop to offer advanced services, such as digital subscriber lines. In a separate order, the FCC also ordered the unbundling of the "high-frequency" portion of the loop, which also makes it easier and less expensive for new telecommunications service providers to use unbundled network elements to offer advanced services, such as digital subscriber lines.

    The FCC's decision regarding unbundled network elements is currently the subject of petitions for reconsideration filed at the FCC by various parties, including us. Some incumbent telephone companies have asked the FCC to expand the limitation on switching by, among other things, extending its geographic scope. We and other new telecommunications service providers have asked the FCC to either do away with the limitation or make it applicable to only larger customers. We cannot predict the outcome of this proceeding. If the FCC further restricts the availability of unbundled switching, it could adversely affect our ability to serve customers efficiently.

    Another open question is whether incumbent telephone companies are required to combine network elements not currently combined in their networks for requesting new telecommunications service providers. The FCC's rules requiring the incumbent telephone companies to do so were vacated by the Eighth Circuit, but the FCC and the new telecommunications service provider industry have asked that court to reinstate the rules in the wake of the Supreme Court's decision. If the rules are reinstated, it will significantly expand the ability of new telecommunications service providers to provide service to customers using network elements purchased from the incumbent telephone companies. Also unsettled is the scope of the FCC's rule requiring incumbent telephone companies to provide requesting new telecommunications service providers with combinations of network elements that are "currently combined" in the incumbent telephone company's network. The new telecommunications service provider industry has taken a broad view of this requirement, interpreting it to mean that new telecommunications service providers are entitled to purchase network element combinations so long as they are combined anywhere in the incumbent telephone company's network. The incumbent telephone companies, by contrast, have taken a much narrower view, arguing that the rule requires the incumbent telephone companies only to provide combinations of network elements that are currently in service to a particular customer. The ultimate resolution of this question could expand or restrict our ability to provide service to our customers using network elements purchased from the incumbent telephone company.

    The Eighth Circuit is expected to rule on the pricing issue in the next several months and may also rule on the incumbent telephone companies' obligation to provide new network element combinations in the same decision. It is not clear when the FCC or the courts will act to define the scope of "currently combined." The possible impact of the resolution of these open issues on existing interconnection agreements between incumbent telephone companies and new telecommunications service providers or on agreements that may be negotiated in the future cannot be determined at this time.

    In addition to its rulings regarding interconnection and unbundled network elements, the FCC has issued a series of orders on the ability of new telecommunications service providers to provide digital subscriber lines and other high-bandwidth services to their customers for, among other things, Internet access. Those orders have made clear that new telecommunications service providers are entitled to collocate the equipment necessary to provide those services in incumbent telephone companies' central offices; that incumbent telephone companies must, where technically feasible, provide new

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
telecommunications service providers with high-quality loops capable of supporting digital subscriber lines and that the incumbent telephone companies must provide new telecommunications service providers with information concerning the make-up of their networks to allow the new telecommunications service provider to determine if a particular customer can be served with digital subscriber line service. However, many of the details of the orders' implementation are unsettled and we cannot assure you that the rules are sufficient to ensure that the incumbent telephone companies meet their obligations.

THE STATES' ROLE IN IMPLEMENTING THE LOCAL COMPETITION PROVISIONS

    Although the FCC establishes nationwide guidelines governing entry by new telecommunications service providers under the Telecommunications Act, state regulatory commissions also have major roles in implementing the local competition provisions of the act. Among other things, state regulatory commissions must approve or reject interconnection agreements, and they have chief responsibility for arbitrating and mediating these agreements if the negotiating carriers cannot reach an understanding on the agreement's terms. State regulatory commissions are also charged with developing and implementing cost-based prices for interconnection and unbundled network elements, in accordance with the Telecommunications Act and the forward-looking pricing guidelines set by the FCC. State regulatory commissions are also permitted to establish additional unbundled network elements consistent with federal law and policy.

BELL OPERATING COMPANIES ENTRY INTO LONG DISTANCE

    The Telecommunications Act also seeks to encourage local competition by requiring the regional Bell operating companies to demonstrate on a state-by-state basis that they have adequately opened their network and market to competitors before they can provide long distance service to end users in their own local service areas. Specifically, the Telecommunications Act lays out a 14-point checklist which generally requires a regional Bell operating company to prove to the FCC that it has complied with the interconnection and network access obligations discussed above and that it faces effective competition in the state where it seeks to provide long distance service. While the FCC has ultimate responsibility for deciding whether the checklist conditions have been met, the FCC is required to first consult with the appropriate state regulatory commission.

    Southwestern Bell is in the process of applying for authority to provide long distance service in Texas. The FCC is expected to rule on Southwestern Bell's application in April 2000. Southwestern Bell has also begun the process of applying for long distance authority in Kansas by making a preliminary filing with the Kansas state regulatory commission. If Southwestern Bell receives approval from the FCC as described above, Southwestern Bell will be able to provide in-region long distance services, which will enable it to provide customers with a full range of local and long distance telecommunications services. The ability of Southwestern Bell to provide long distance services is expected to be an additional source of competition for us.

OTHER FEDERAL REGULATION

    The FCC regulates our interstate and international service offerings. Those services include our provision of interstate and international long distance service and our provision of interstate access service. The FCC has established different levels of regulation for dominant carriers and non-dominant carriers. Incumbent telephone companies, such as the Bell operating companies and GTE, are currently considered dominant carriers, and are subject to extensive rate and operational regulation, while new telecommunications service providers such as we are considered non-dominant carriers, and are subject to substantially less regulation.

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
INTERSTATE AND INTERNATIONAL LONG DISTANCE SERVICES

    Interstate and international long distance services of non-dominant carriers are subject to relatively little regulation by the FCC. Our provision of international long distance services requires prior authorization by the FCC under Section 214 of the Telecommunications Act, which we have obtained. We are also required to file tariffs with the FCC for international long distance service on an ongoing basis.

    Under the FCC's streamlined regulation of non-dominant carriers, we may install and operate facilities for the transmission of domestic interstate communications without prior FCC authorization.


    In addition, in October 1996, the FCC adopted an order in which it eliminated the requirements that non-dominant interstate interexchange carriers maintain tariffs on file with the FCC for domestic interstate services. The order does not apply to the switched and special access services of the Bell operating companies or other local exchange carriers. The FCC order was issued under authority granted to the FCC in the 1996 Act to "forbear" from regulating any telecommunications services provider under some circumstances. After a nine-month transition period, relationships between interstate carriers and their customers would be set by contract. At that point, long distance companies would be prohibited from filing tariffs with the FCC for interstate, domestic, interexchange services. Several parties filed notices for reconsideration of the FCC order and other parties appealed the decision. On February 13, 1997, the United States Court of Appeals for the District of Columbia Circuit stayed the implementation of the FCC order pending its review of the order on its merits. Currently, that stay remains in effect and interstate long distance telephone companies are therefore still required to file tariffs.


    The D.C. Circuit heard oral argument on the merits of the FCC's detariffing order on March 14, 2000, but has not yet issued an order. If the stay is lifted and the FCC order becomes effective, telecommunications carriers will no longer be able to rely on the filing of tariffs with the FCC as a means of providing notice to customers of prices, terms and conditions on which they offer their interstate services. The FCC has required that non-dominant interexchange carriers post their rates, terms and conditions for all their interstate, domestic services on their Internet web sites if they have one; this rule is effective once the FCC's mandatory detariffing order takes effect. This may result in significant administrative expenses for us. The obligation to provide non-discriminatory, just and reasonable prices remains unchanged under the Communications Act of 1934. Tariffs also allow a carrier to limit its liability to its customers, including in connection with service interruptions. If tariffs are eliminated, we may become liable for costs that we would have been able to limit through tariff filings, and we cannot assure you that the potential liabilities will not have a material adverse effect on our results of operations and financial condition.

ACCESS SERVICES

    Unlike dominant carriers, which are subject to extensive rate regulation, we and other non-dominant carriers are subject to relatively little regulation of our interstate access services. The FCC has eliminated the requirement that non-dominant carriers must file tariffs for their access services. While no longer mandatory, carriers may continue to file access tariffs. We have chosen to continue to do so.

    In August 1999, the FCC granted incumbent telephone companies subject to price cap rate regulation, including the regional Bell operating companies, substantial pricing flexibility with regard to some interstate access services. Among other things, the FCC's new rules permit incumbent telephone companies, upon a showing that the services in question are subject to sufficient levels of competition, to offer volume and term discounts and contract tariffs for particular access services. The new rules also allow incumbent telephone companies, upon meeting a higher competitive standard, to file tariffs for their access services free from many rate structure requirements. To the extent these regulatory initiatives enable or require incumbent telephone companies to offer selectively reduced rates for some access services, the rates we may charge for these access services will likely be constrained. In addition, the FCC has recently initiated a proceeding to examine whether to regulate the rates that new telecommunications service providers charge for their access services. While the FCC has received considerable opposition from the new telecommunications service provider industry and others to doing so, we cannot assure you that the FCC will not adopt some form of regulation for new telecommunications service provider access charges. The timing of the FCC's decision is uncertain.


    In addition to the pricing flexibility described above, the FCC is currently considering a joint proposal from AT&T, Bell Atlantic, BellSouth, GTE, SBC Communications and Sprint to lower significantly and deleverage interstate access charges for participating price cap local exchange carriers. The FCC could issue an order on this proposal in the first half of 2000. If adopted, these pricing reforms could increase competition among carriers offering local exchange and exchange access service in our operating area.


ADDITIONAL FEDERAL ISSUES

    ACCESS TO POLES, DUCTS, CONDUITS AND RIGHTS-OF-WAY. An area of the law that remains in flux concerns the extent of a carrier's obligations to provide access to poles, ducts, conduits and rights-of-way. We are obligated under Section 224 of the Communications Act to permit other carriers reasonable access to our poles, ducts, conduits and rights-of-way and the FCC has adopted comprehensive rules governing how access is to be provided. The FCC is also currently considering additional rules, including whether access to rooftops and space inside buildings, including buildings owned by utilities, should be mandated under the Telecommunications Act.


    EEO REPORT. The FCC requires us to file an annual employment report to comply with the FCC's equal employment opportunity policies.


    TRUTH IN BILLING. The FCC has adopted new rules designed to make it easier for customers to understand the bills of telecommunications carriers. These new rules establish requirements regarding the formatting of bills and the information that must be included on bills. These rules have been appealed in federal court.

    ANTI-SLAMMING RULES. The FCC implemented the so-called "anti-slamming" rules, which protect consumers whose pre-subscribed carriers have been switched without their consent. Under the rules, a carrier found to have slammed a customer is subject to substantial fines and must remove from the consumer's bill all charges incurred within 30 days of the slamming. While we do not engage in these practices, a slamming fine, if levied, could have a material impact on our business in the future.


    CUSTOMER PROPRIETARY NETWORK INFORMATION. In February 1998, the FCC adopted rules implementing Section 222 of the Communications Act of 1934, which governs the use of customer proprietary network information by telecommunications carriers. Customer proprietary network information generally includes any information regarding a subscriber's use of a telecommunications service, where it is obtained by a carrier solely by virtue of the carrier-customer relationship. The FCC has clarified that customer proprietary network information does not include a subscriber's name, telephone number, and address, as this information is generally not derived from the carrier's provision of a telecommunications service to a customer. Under the FCC's rules, a carrier may only use a customer's proprietary network information to market services that are "necessary to, or used in," the provision of a service that the carrier already provides to the customer, unless it receives the customer's prior oral or written consent to use that information to market other services. In
December 1999, the United States Court of Appeals for the Tenth Circuit vacated the FCC's original and modified customer proprietary network information rules on the grounds that they violate the First Amendment. However, Section 222 of the Communications Act remains the law and that section, in addition to the FCC's now-vacated rules, provides some guidance on the use of customer proprietary network information rules. Uncertainty regarding restrictions on the use of customer proprietary network information rules may impede our ability to market integrated packages of services effectively and to expand existing customers' use of our services.



    UNIVERSAL SERVICE. On May 8, 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy regime under the Telecommunications Act. The universal service program provides support to carriers serving low-income customers and customers who live in areas where the cost of providing telecommunications services is high. In addition, the FCC established new subsidies for telecommunications and some information services provided to qualifying schools and libraries and for services provided to rural health care providers. Providers of interstate telecommunications services, as well as other entities, such as private carriers offering excess capacity to end user customers, must pay for these programs. Our contribution to the federal support funds would be calculated based on a percentage of our gross end-user interstate and international telecommunications revenues. The assessment rate for the second quarter of 2000 is 5.7101% of interstate and international end-user telecommunications revenues. The contribution factor issued by the FCC varies quarterly. The amounts contributed may be billed to customers. Currently, the FCC is calculating assessments based on the prior year's revenues. Assuming that the FCC continues to calculate contributions based on the prior year's revenues, we believe that we will not be liable to contribute any material amount to these programs during 2000 because we had limited interstate and international end user revenues in 1999. The threshold before we are required to contribute is a $10,000 contribution, which translates into roughly $175,000 in interstate end user telecommunications revenues. With respect to subsequent years, however, we are currently unable to quantify the amount of any contributions that we will be required to make or the effect that these required contributions will have on our financial condition.



    The FCC has recently adopted the cost model which it will use to determine the support needed in high-cost areas and the inputs for the model. The new high-cost support mechanism, which went into effect on January 1, 2000 for non-rural carriers, substantially increases the amount of high-cost support provided to non-rural carriers. The United States Court of Appeals for the Fifth Circuit recently issued an order upholding in part, and reversing in part, the May 8(th) FCC order implementing these funds. Numerous FCC orders revising these funds are subject to petitions for reconsideration and further petitions for appeal. The outcome of these proceedings or their effect cannot be predicted.


    In addition to the universal service mechanisms described above, the FCC is currently considering a joint proposal from Bell Atlantic, BellSouth, GTE, SBC Communications, AT&T, and Sprint to create a $650 million fund to provide universal service support for interstate access charges. If adopted, this proposal could significantly increase the contribution obligations of other telecommunications carriers.

    COMMUNICATIONS ASSISTANCE FOR LAW ENFORCEMENT ACT. Under this act, telecommunications carriers are required to: (1) provide law enforcement officials with call content and call identifying information under a valid electronic surveillance warrant, and (2) reserve a sufficient number of circuits for use by law enforcement officials in executing court authorized electronic surveillance. If we provide facilities-based services, we may incur costs in meeting both of these requirements. In particular, regarding the requirements related to call content and identification, except in very limited circumstances the government is required to compensate carriers only for the costs of making equipment installed or deployed before January 1, 1995 compliant with this act. While the telecommunications industry is attempting to negotiate legislative and administrative changes to this reimbursement cut-off date, as it stands today, we will be financially responsible for ensuring that our post-1995 equipment is in compliance. Regarding the circuit capacity requirements, the government will finance any necessary increases in capacity for equipment that we have specifically identified as installed or deployed prior to September 8, 1998, and we are responsible for paying only for any necessary increases in capacity for equipment installed or deployed after that date.

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
STATE AND LOCAL REGULATION

    In general, state regulatory commissions have regulatory jurisdiction over us when our facilities and services are used to provide local and other intrastate services. Under the Telecommunications Act, state commissions continue to set the requirements for providers of local and intrastate services, including quality of services criteria. State regulatory commissions also can regulate the rates charged by new telecommunications service providers for intrastate and local services and can set prices for interconnection by new telecommunications service providers with the incumbent telephone company networks, in accordance with guidelines set by the FCC. In addition, state regulatory commissions in many instances have authority under state law to adopt additional regulations governing local competition, so long as the state's actions are not inconsistent with federal law or regulation.

    Most state regulatory commissions require companies that wish to provide intrastate common carrier services to register or be certified to provide these services. These certifications generally require a showing that the carrier has adequate financial, managerial and technical resources to offer the proposed services in a manner consistent with the public interest. In most states, we are also required to file tariffs setting forth the terms, conditions and prices for services that are classified as intrastate, and to update or amend our tariffs as rates change or new products are added. We may also be subject to various reporting and record-keeping requirements.

    We are currently certified by the Missouri Public Service Commission, the Kansas Corporation Commission, the Texas Public Utilities Commission and the Oklahoma Corporation Commission to provide both local and intrastate long distance service in those states. We have tariffs on file in each of these states.


    If we choose to install our own transmission facilities, we may be required, in some cities, to obtain street opening and construction permits, permission to use rights-of-way, zoning variances and other approvals from municipal authorities. We also may be required to obtain a franchise to place facilities in public rights of way. In some areas, we may be required to pay license or franchise fees for these approvals. We cannot assure you that fees will remain at current levels, or that our competitors will face the same expenses, although the Telecommunications Act requires that any fees charged by municipalities be reasonable and non-discriminatory as among telecommunications carriers.


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
                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

    The following table sets forth information concerning our directors, executive officers and other key personnel, including their ages as of the date of this prospectus:


NAME                                       AGE      POSITION
----                                     --------   --------
Richard A. Jalkut......................     56      Chairman of the Board
David E. Scott.........................     40      President, Chief Executive Officer and Director
Donald H. Goldman......................     40      Executive Vice President and Chief Operating Officer
David M. Hollingsworth.................     35      Senior Vice President of Financial Operations
Gregory C. Lawhon......................     40      Senior Vice President of Public Policy and General
                                                    Counsel
Bradley A. Moline......................     33      Senior Vice President of Finance and Chief Financial
                                                    Officer
Jeffrey D. Shackelford.................     39      Senior Vice President of Sales
David W. Vranicar......................     41      Senior Vice President and Chief Information Officer
Henry H. Bradley.......................     54      Director
Adam H. Clammer........................     29      Director
Mory Ejabat............................     50      Director
James H. Greene, Jr....................     49      Director
Henry R. Kravis........................     55      Director
Alexander Navab, Jr....................     34      Director
Thomas R. Palmer.......................     33      Director
George R. Roberts......................     56      Director



    RICHARD A. JALKUT is our chairman of the board and has been a director since March 2000. Since 1997, he has been president and chief executive officer of Pathnet, a privately held telecom company. From 1994 to 1997, Mr. Jalkut was the president, chief executive officer and chairman of the board of Nynex Telecommunications Group. From 1991 to 1994, he was the president, chief executive officer and chairman of the board of New York Telephone Company, and from 1990 to 1991, he was the executive vice president and chief operating officer. He is also a director of IKON Office Solutions, Inc., HSBC USA Inc., and Digex, Incorporated.


    DAVID E. SCOTT, a co-founder and director, is also our president and chief executive officer. Mr. Scott has 17 years of managerial experience in the telecommunications industry. Prior to joining us, Mr. Scott was president and general manager of Kansas City FiberNet, a competitive local exchange carrier owned jointly by the country's two largest cable operators, TCI and Time Warner. Prior to his tenure at Kansas City FiberNet, Mr. Scott was vice president of strategic development for Sprint, responsible for developing investment plans in the competitive local exchange, wireless (PCS) and international marketplaces. Mr. Scott also served as director of strategic planning for Sprint from 1988 to 1991. Mr. Scott also serves as a director of BizSpace, Inc., an Internet publishing and E-commerce company he co-founded with Donald H. Goldman. BizSpace, Inc. produces web sites that serve as on-line trade publications. Their first website, clec.com, serves the competitive local exchange carrier industry. Mr. Scott holds a Bachelor of Science degree in electrical engineering, SUMMA CUM LAUDE, from the University of Missouri and a Master of Business Administration degree from the University of Chicago.

    DONALD H. GOLDMAN joined us in March 1998 as senior vice president of Internet services and is currently our executive vice president and chief operating officer. Mr. Goldman has over 15 years of managerial experience in the telecommunications industry. Prior to joining us, Mr. Goldman served as vice president, corporate development at Sprint where he developed strategy and managed the acquisition of companies in the areas of systems integration, Internet telephony, and wireless (PCS) services among others. While at Sprint, Mr. Goldman led the team that founded Sprint PCS. Mr. Goldman also serves as chairman of the board of BizSpace, Inc. Mr. Goldman holds a Bachelor of Arts degree, with honors, from Johns Hopkins University and a Master of Business Administration degree from the University of Chicago.

    DAVID M. HOLLINGSWORTH joined us in February 2000 as senior vice president of financial operations. Prior to joining us, from 1998 to February 2000, Mr. Hollingsworth was the vice president of finance and corporate development for GST Telecommunications. From 1997 to 1998, Mr. Hollingsworth was a telecommunications analyst at George K. Baum and Company. From 1993 through 1996, Mr. Hollingsworth served as director of finance and administration for Kansas City FiberNet. Before FiberNet, Mr. Hollingworth was a mergers and acquisitions manager for Sprint Corporation. Mr. Hollingsworth holds a Bachelor of Arts in Business Administration, CUM LAUDE, from Washington State University.

    GREGORY C. LAWHON joined us in January 1997 as senior vice president of public policy and general counsel. Prior to joining us, Mr. Lawhon practiced law for twelve years with the 90-lawyer Kansas City firm of Spencer Fane Britt & Browne. A partner in the firm since 1990, he was head of the firm's communications and media group and a member of its business group. Mr. Lawhon's areas of practice were mergers and acquisitions, with an emphasis on communications industry acquisitions, cable television franchising, and commercial and regulatory issues with respect to the telecommunications industry. Mr. Lawhon holds a Bachelor of Arts degree in Economics, MAGNA CUM LAUDE, from Vanderbilt University, and a law degree from Columbia University, where he was a Harlan Fiske Stone Scholar.

    BRADLEY A. MOLINE joined us in July 1997 as senior vice president of finance and chief financial officer. From 1994 to 1997, Mr. Moline was the treasurer and chief financial officer of Covenant Transport, Inc., a transportation company in Chattanooga, Tennessee that became publicly traded during his tenure. Prior to joining Covenant Transport, Mr. Moline worked for Ernst & Young LLP in Kansas City, Missouri and Grant Thornton in Lincoln, Nebraska, providing customer services in the auditing and consulting areas. Mr. Moline holds a Bachelor of Administration degree in Business Administration, with distinction, from the University of Nebraska and is a certified public accountant.

    JEFFREY D. SHACKELFORD, a co-founder, is senior vice president of sales.
Mr. Shackelford has 13 years of experience in the telecommunications industry. Prior to joining us, Mr. Shackelford served as director of sales and marketing for Kansas City FiberNet. Prior to joining Kansas City FiberNet,
Mr. Shackelford was the Branch Manager for Sprint's commercial sales office in Kansas City and was responsible for sales and service of small to large business customers. During his tenure at Sprint, which began in 1988, Mr. Shackelford also developed the long distance industry's first PC-based call management system, FONVIEW. Mr. Shackelford holds a Bachelor of Science degree in Computer Science from the University of Kansas.

    DAVID W. VRANICAR joined us in March 1997 and serves as senior vice president and chief information officer. Prior to joining us, Mr. Vranicar was vice president, international business development, at Sprint. Before joining Sprint in 1992, Mr. Vranicar was vice president, Asia/Pacific operations, at MPSI Systems Private Ltd., based in Singapore. MPSI is a software and information services company that develops and markets decisions-support software and databases to major retail companies. Mr. Vranicar was the company's senior executive in the Asia/Pacific division, directing a staff of approximately 80 engaged in software development, computer graphics, and customer technical support. Mr. Vranicar holds a Bachelor of Business degree in Marketing, with honors, from the University of Texas at Austin, and a Master of Business Administration degree, with distinction, from the University of Michigan at Ann Arbor.

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
    HENRY H. BRADLEY has been a director since January 1997. He is the chairman of the board of News-Press & Gazette Company, or NPG, one of our co-founders. NPG is a family-owned company that owns and operates a daily newspaper, cable television systems, network affiliate broadcast television stations and FM and AM radio stations. Mr. Bradley has held a number of other positions with NPG since joining NPG in 1971, including terms as the editor and publisher of the St. Joseph News-Press. Mr. Bradley holds a Bachelor's degree from the University of Missouri.

    ADAM H. CLAMMER has been a director since August 1999. Prior to joining KKR in 1995, he was with Morgan Stanley & Co. in its mergers and acquisitions department. At KKR, Mr. Clammer has been involved in investments in Intermedia Communications, Inc., CAIS Internet, Inc., Zhone Technologies, RELTEC and Borden. He is also a director of AEP Industries, Inc. and a number of private companies.

    MORY EJABAT has been a director since March 2000. Since September 1999, Mr. Ejabat has been the chairman and chief executive officer of Zhone Technologies, Inc. Prior to joining Zhone, Mr. Ejabat served as the president and chief executive officer of Ascend Communications, Inc. from June 1995 to June 1999. Before becoming the president and chief executive officer of Ascend in 1995, Mr. Ejabat had served as vice president, operations from 1990 to 1992 and as executive vice president from 1992 to 1995.


    JAMES H. GREENE, JR. has been a director since August 1999 and is a member of the limited liability company which serves as the general partner of KKR and a general partner of KKR Associates. He is also a director of Accuride Corporation, CAIS Internet, Inc., Intermedia Communications, Inc., Owens-Illinois, Inc., Safeway Inc., Shoppers Drug Mart, Inc. and Zhone Technologies.


    HENRY R. KRAVIS has been a director since March 2000. He is a founding partner of KKR and since January 1996 a managing member of the executive committee of the limited liability company that serves as the general partner of Kohlberg Kravis Roberts & Co., L.P. He is also a director of Accuride Corporation, Borden, Inc., The Boyds Collection, Ltd., Evenflo Company Inc., The Gillette Company, IDEX Corporation, KinderCare Learning Centers, Inc., KSL Recreation Group, Inc., Owens-Illinois, Inc., PRIMEDIA Inc., Regal Cinemas, Inc., Safeway, Inc., Sotheby's Holdings, Inc., Spalding Holdings Corporation, and TI Group plc. Messrs. Kravis and Roberts are first cousins.


    ALEXANDER NAVAB, JR. has been a director since August 1999. He has been a director of KKR since 1999, and an executive of KKR and a limited partner of KKR Associates since 1993. He is also a director of Borden, Inc., CAIS Internet, Inc., Intermedia Communications, Inc., KSL Recreation Group, Inc., Regal Cinemas, Inc. and Zhone Technologies.


    THOMAS R. PALMER has been a director since April 1999. Since June 1997,
Mr. Palmer has been a general partner at Kansas City Equity Partners, and focuses on investments in the telecommunications and information technology sector. He joined the firm in August 1995. Prior to joining Kansas City Equity Partners, he held positions at Ameritech and Trans National Group. Mr. Palmer also serves on the boards of Net Sales, Vroom and several other private companies. Mr. Palmer is a graduate of Dartmouth College and the Kellogg School of Management at Northwestern University.

    GEORGE R. ROBERTS has been a director since March 2000. He is a founding partner of KKR and since January 1996 a managing member of the executive committee of the limited liability company that serves as the general partner of Kohlberg Kravis Roberts & Co., L.P. He is also a director of Accuride Corporation, Borden, Inc., The Boyds Collection, Ltd., Evenflo Company Inc., IDEX Corporation, KinderCare Learning Center, Inc., KSL Recreation Group, Inc., Owens-Illinois, Inc., PRIMEDIA Inc., Regal Cinemas, Inc., Safeway, Inc. and Spalding Holdings Corporation. Messrs. Kravis and Roberts are first cousins.

BOARD COMPOSITION

    The number of directors is set at 11. In accordance with the terms of our certificate of incorporation, as amended and restated prior to the closing of this offering, the terms of the office of the board of directors will be divided into three classes, with each class holding office for staggered three year terms:

    - Class I directors' terms will expire at the annual meeting of stockholders to be held in 2001;

    - Class II directors' term will expire at the annual meeting of stockholders to be held in 2002; and

    - Class III directors' term will expire at the annual meeting of stockholders to be held in 2003.

    The Class I directors will be Messrs. Clammer, Ejabat and Palmer. The
Class II directors will be Messrs. Bradley, Kravis and Roberts. The Class III directors will be Messrs. Greene, Jalkut, Navab and Scott. Currently, there is one vacancy on the board. When this vacancy is filled, we intend for the new director to be a Class I director. At each annual meeting of stockholders after the initial classification of the board of directors, the successors to directors whose term will then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Any additional directorships resulting from an increase in the number of directors will be distributed among the three classes so that, as nearly possible, each class will consist of one-third of the directors. This classification of the board of directors may have the effect of delaying or preventing changes in our control or management. Directors may be removed for cause by the affirmative vote of the holders of a majority of the common stock.

BOARD COMMITTEES

    AUDIT COMMITTEE. The audit committee is responsible for, among other things, making recommendations concerning the engagement of our independent public accountants, reviewing with the independent public accountants the plans and results of the audit engagement, approving professional services provided by the independent public accountants, reviewing the independence of the independent public accountants, considering the range of audit and non-audit fees and reviewing the adequacy of our internal accounting controls. Upon completion of the offering, the audit committee will consist of Messrs. Bradley, Ejabat and Jalkut.

    COMPENSATION COMMITTEE. The compensation committee is responsible for determining compensation for our executive officers and administering the 1998 Employee Stock Option Plan and the 2000 Equity Participation Plan. Since August 1999, the compensation committee consists of Messrs. Navab, Bradley and Greene.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    None of the members of the compensation committee of the board of directors is currently or has been, at any time since our formation, our officer or employee.

DIRECTOR COMPENSATION


    Directors who are also our executive officers do not receive any additional compensation for serving as members of the board of directors or any of its committees. Non-employee directors are expected to receive a cash stipend of $5,000 payable annually and reimbursement of expenses for serving on the board of directors and any committees of the board, as well as an annual option to purchase 8,975 shares of common stock under the 2000 Equity Participation Plan. Each non-employee director currently on the board will receive an option to purchase 17,950 shares of common stock upon completion of the offering at the offering price. These options will vest in equal annual installments over the next four years. In addition, Messrs. Ejabat and Jalkut each received on March 22, 2000 an additional option to purchase 53,850 shares of common stock at an exercise price of $4.18 per share. These options will vest in equal annual installments over the next two years. Messrs. Bradley, Clammer, Greene, Kravis, Navab, Palmer and Roberts each received on March 22, 2000 an additional option to purchase 17,950 shares of common stock at an exercise price of $4.18 per share. These options will vest in equal annual installments over the next four years.


COMPENSATION OF EXECUTIVE OFFICERS

    The following table sets forth the cash and non-cash compensation paid or incurred on our behalf to our chief executive officer and each of the four other most highly compensated executive officers that earned more than $100,000 during 1999:

                           SUMMARY COMPENSATION TABLE


                                                                                          LONG-TERM
                                                                                        COMPENSATION
                                                                                           AWARDS
                                                          ANNUAL COMPENSATION       ---------------------
                                                       --------------------------   SECURITIES UNDERLYING    ALL OTHER
NAME AND                                                           OTHER ANNUAL            OPTIONS          COMPENSATION
PRINCIPAL POSITION                YEAR     SALARY($)   BONUS($)   COMPENSATION($)          (#)(1)              ($)(2)
------------------              --------   ---------   --------   ---------------   ---------------------   ------------
David E. Scott................    1999      203,846         --              --              359,000             8,153
  President and Chief             1998      175,000         --              --            1,888,989             7,000
  Executive Officer(3)            1997      164,904         --              --                   --                --
Donald H. Goldman.............    1999      192,892         --              --              359,000             7,716
  Executive Vice President        1998      101,346         --              --              473,431                --
  and Chief                       1997           --         --              --                   --                --
  Operating Officer(4)
Gregory C. Lawhon.............    1999      184,615         --              --              134,625             7,385
  Senior Vice President of        1998      175,000         --              --              590,309             5,386
  Public Policy and General       1997      164,904         --              --                   --                --
  Counsel(3)
David W. Vranicar.............    1999      177,331         --              --              134,625             7,093
  Senior Vice President           1998      150,000         --              --              491,923             6,000
  and Chief Information           1997      118,269         --              --                   --                --
  Officer(5)
Stephen L. Sauder.............    1999      216,561         --              --                   --             8,663
  Vice President(6)               1998      226,471         --              --                   --                --
                                  1997      134,577    128,667              --                   --                --

------------------------


(1) Includes options to purchase shares of our common stock, which were issued under our 1998 employee stock option plan. Prior to the private placement of our series B preferred stock, we were a party to various stock option agreements with our employees, all of which were governed by our 1997 stock option plan. In connection with the 1998 private placement of series B preferred stock, the 1997 stock option plan was replaced with the 1998 stock option plan, and all stock option agreements governed by the 1997 stock option plan were terminated. Options issued to the members of management during 1998 were granted under our 1998 employee stock option plan and were exercisable immediately on grant at an exercise price of $0.0006 per share. The shares issued under these options vest over a four-year period, at a rate of 6.25% per quarter. Options issued during 1999 were also granted under our 1998 stock option plan and vest 25% at the first anniversary of the grant, then 6.25% per quarter thereafter. All stock options have been adjusted to reflect a stock dividend made on June 23, 1998. Holders of exercised options have voting power with respect to all shares of common stock underlying the options. Upon termination of employment, we have the right to repurchase all options which have not vested as of that date, subject to some exceptions.


(2) Reflects matching contributions made by us under our 401(k) plan.

(3) Reflects compensation paid to Messrs. Scott and Lawhon commencing in January 1997.

(4) Mr. Goldman joined us in March 1998 as senior vice president of Internet services. In August 1999 Mr. Goldman was named senior vice president of operations and chief operating officer.

(5) Reflects compensation paid to Mr. Vranicar commencing in March 1997.

(6) Mr. Sauder joined us after the Valu-Line acquisition and currently serves as vice president. Compensation listed was paid by Valu-Line from January 1997 to February 1998.

OPTIONS GRANTS

    The following table sets forth summary information regarding option grants made during 1999 to our chief executive officer and each of our four other highly paid executive officers. The exercise price per share is equal to the fair market value of our common stock on the date of grant as determined by our board of directors:


                                                                                                     POTENTIAL
                                                                                                 REALIZABLE VALUE
                                                                                                    AT ASSUMED
                                                      INDIVIDUAL GRANTS                        ANNUAL RATES OF STOCK
                                  ---------------------------------------------------------            PRICE
                                    NUMBER OF       % OF TOTAL                                   APPRECIATION FOR
                                   SECURITIES        OPTIONS                                          OPTION
                                   UNDERLYING       GRANTED TO     EXERCISE OR                        TERM(3)
                                     OPTIONS       EMPLOYEES IN    BASE PRICE    EXPIRATION   -----------------------
NAME                              GRANTED(#)(1)   FISCAL YEAR(2)    ($/SHARE)       DATE       5%($)         10%($)
----                              -------------   --------------   -----------   ----------   --------      ---------
David E. Scott..................     359,000            11.1%         2.51         10/7/09    566,005       1,434,368
Donald H. Goldman...............      89,750             2.8%         1.67         1/15/09     94,334         239,061
                                     269,250             8.4%         2.51         10/7/09    424,504       1,075,776
Gregory C. Lawhon...............     134,625             4.2%         2.51         10/7/09    212,252         537,888
David W. Vranicar...............     134,625             4.2%         2.51         10/7/09    212,252         537,888
Stephen L. Sauder...............          --               --           --              --         --              --


------------------------


(1) Options granted to purchase shares of our common stock were made under our 1998 employee stock option plan. In the event that a purchaser ceases to provide service to us and our affiliates, we have the right to repurchase any of that person's unvested shares of common stock at the original option exercise price. Generally, these options vest 25% on the first anniversary of the grant date and quarterly thereafter at a rate of 6.25%.



(2) The percentage of total options was calculated based on options to purchase an aggregate of 3,221,666 shares of common stock granted to employees under the 1998 stock option plan in 1999.


(3) The potential realizable value was calculated based on the ten-year term of the options and assumed rates of stock appreciation of 5% and 10%, compounded annually from the date the options were granted to their expiration date based on the fair market value of the common stock on the date of grant.

1998 EMPLOYEE STOCK OPTION PLAN


    Under our 1998 employee stock option plan, as amended, options to purchase shares of our common stock in the form of both incentive stock options and nonqualified stock options were granted to our employees or employees of certain of our subsidiaries. A total of 13,858,916 shares of our common stock were reserved for issuance under this option plan. As of December 31, 1999, options to acquire 3,645,375 shares were issued and outstanding with a weighted average exercise price of $2.00 per share. These options generally vest 25% per year over four years from the date of grant. Under a resolution of our board of directors, no new options may be granted under this option plan.


2000 EQUITY PARTICIPATION PLAN


    We intend to adopt prior to the closing of the offering the 2000 Equity Participation Plan, which we also refer to as the Equity Plan. The principal purpose of the Equity Plan is to attract, retain and motivate select officers, employees, consultants and directors through the granting of stock-based compensation awards. The Equity Plan will provide for a variety of these awards, including non-qualified stock options, incentive stock options (within the meaning of Section 422 of the Internal Revenue Code), stock appreciation rights, restricted stock, deferred stock, dividend equivalents, performance awards, stock payments, and other stock-related benefits. A total of 10,770,000 shares of common stock will be reserved for issuance under the Equity Plan. The maximum number of shares that may be subject to awards granted under the Equity Plan to any individual in any calendar year cannot exceed 1,795,000.



    We expect to grant approximately 1,000,000 options exercisable at the offering price under the Equity Plan on the closing date of the offering.


    The Equity Plan will provide that the committee has the authority to select the employees and consultants to whom awards are to be made, to determine the number of shares to be subject to the Equity Plan and the terms and conditions of the awards and the Equity Plan, and to make all other determinations and to take all other actions necessary or advisable for the administration of the Equity Plan for employees or consultants.


    The Equity Plan also provides that at specified times our non-employee directors will automatically be granted options to purchase shares of our common stock. All options granted to our non-employee directors will have an exercise price per share equal to the fair market value per share of our common stock as of the date of grant and all of these options will become exercisable in equal annual installments of 25% on each of the first four anniversaries of the date of grant. Each individual who is a non-employee director at the time of the offering will be granted an option to purchase 17,950 shares of our common stock at the time of the offering. After the offering, each non-employee director who becomes a member of the board will initially receive an option to purchase 17,950 shares of our common stock upon becoming a member. In addition, all non-employee directors will be granted an option to purchase an additional 8,975 shares of our common stock at each annual meeting of our stockholders after the offering at which he or she is reelected to our board of directors.


    Each of the committee and the board will be authorized to adopt, amend and rescind rules relating to the administration of the Equity Plan, and to amend, suspend and terminate the Equity Plan. We have attempted to structure the Equity Plan in a manner such that remuneration attributable to stock options and other awards will not be subject to the deduction limitation contained in
Section 162(m) of the Internal Revenue Code.

2000 EMPLOYEE STOCK PURCHASE PLAN


    We intend to adopt prior to the closing of the offering the 2000 Employee Stock Purchase Plan, or the Purchase Plan. The Purchase Plan is intended to be an "employee stock purchase plan" as described in Section 423 of the Code. The Purchase Plan will be administered by the compensation committee of our board of directors. Subject to the "evergreen" provision described below, a total of 1,795,000 shares of our common stock will be reserved and available for purchase under the Purchase Plan, plus an annual increase on the first day of each of our fiscal years beginning in 2001 and ending in 2010, equal to the lesser of
(a) 1,795,000 shares, (b) 1.2% of the shares outstanding on the last day of the immediately preceding fiscal year or (c) number of shares as is determined by the board.



    The Purchase Plan will permit eligible employee participants to purchase our common stock through payroll deductions at a price per share which is equal to the lesser of 85% of the fair market value of the common stock on the first or the last day of an offering period. The Purchase Plan will provide for two offering periods beginning each calendar year. The first is January 1 through December 31 of that year, and the second is July 1 of that year through June 30 of the following year, except that the first offering period under the Purchase Plan will begin on the closing of the offering and will end on December 31, 2000. On the last day of each offering period, each participant's accrued payroll deductions will be automatically applied to the purchase of common stock.



    Employees eligible to participate in the Purchase Plan consist of all persons employed by us or by the subsidiaries described in the Purchase Plan, except that the Purchase Plan will exclude from participation any employee whose customary employment is for less than 20 hours per week or who is employed for less than five months during a calendar year and any employee who owns stock representing 5% or more of the total combined voting power or value of all classes of our stock or the stock of our subsidiaries. No participant will be permitted to purchase shares of common stock in any calendar year under the Purchase Plan with an aggregate fair market value (generally determined as of the beginning of the plan year) in excess of $25,000.


401(K) PLAN

    We have adopted a tax-qualified employee savings and retirement plan, or 401(k) plan, covering all of our full-time employees. Under the 401(k) plan, employees may elect to reduce their current compensation up to the statutorily prescribed annual limit and have the amount of the reduction contributed to the 401(k) plan. The 401(k) plan is intended to qualify under Section 401 of the Code so that contributions by employees to the 401(k) plan and income earned on plan contributions are not taxable to employees until withdrawn from the 401(k) plan. The trustees under the 401(k) plan, at the direction of each participant, invest the participant's assets in the 401(k) plan in selected investment options.

1999 OPTION VALUES

    The following table shows for the fiscal year ended December 31, 1999, information regarding options granted to, exercised by, and held at year end by, our Chief Executive Officer and each of our four other most highly paid executive officers during 1999:


                                                                   NUMBER OF SECURITIES                    VALUE OF
                                                                        UNDERLYING                        UNEXERCISED
                                     SHARES         VALUE         UNEXERCISED OPTIONS(#)            IN-THE-MONEY OPTIONS($)
                                  ACQUIRED ON     REALIZED    ------------------------------   ---------------------------------
NAME                             EXERCISE(#)(1)    ($)(2)     EXERCISABLE   UNEXERCISABLE(3)   EXERCISABLE   UNEXERCISABLE(2)(3)
----                             --------------   ---------   -----------   ----------------   -----------   -------------------
David E. Scott.................        472,247    7,555,487           --          1,421,557            --            21,842,756

Donald H. Goldman..............        118,358    1,893,607       22,438            602,868       964,588             7,892,797

Gregory C. Lawhon..............        147,577    2,361,089           --            466,674            --             7,128,541

David W. Vranicar..............        122,981    1,967,570           --            411,332            --             6,243,125

Stephen L. Sauder..............             --           --           --                 --            --                    --


------------------------

(1) For purposes of this table alone, "exercise" means an employee's acquisition of shares of common stock which have already vested, "exercisable" means options to purchase shares of common stock which are subject to exercise and "unexercisable" means all other options to purchase shares of common stock.


(2) Amounts shown under the "Value Realized" and "Value of Unexercised In-the-Money Options" are based upon an assumed initial public offering price of $16.00 per share minus the per share exercise price multiplied by the number of shares underlying the option.



(3) Includes options to purchase shares of common stock, which were issued under the 1998 employee stock option plan. Options issued during 1998 under the 1998 employee stock option plan were granted at an exercise price of $0.001 per share. Options issued during 1999 under the 1998 stock option plan were granted at an exercise price of $2.51 per share other than 50,000 options that were granted in 1999 to Mr. Goldman at an exercise price of $1.67 per share. All options vest 25% on the first anniversary of the grant date and quarterly thereafter at a rate of 6.25% other than 50,000 options that were granted in 1999 to Mr. Goldman, which vest quarterly from the grant date at a rate of 6.25%.

EMPLOYMENT AGREEMENTS

    Each of Messrs. Scott, Goldman, Lawhon, Moline, Shackelford and Vranicar entered into an amended and restated employment agreement with us in October 1999. In addition, Mr. Sauder entered into an employment agreement with us in February 1998, and Mr. Hollingsworth entered into an employment agreement with us in February 2000.

    The base salary under each of these agreements is $200,000 per year, except that Mr. Scott's base salary is $250,000 per year, Mr. Goldman's is $225,000 per year and Mr. Sauder's is $213,000 per year. Each of the executives is eligible for a bonus based on achievement of performance criteria established by the board for that executive.

    Each of the employment agreements provides that upon termination of employment by us, other than for cause, disability or death, or termination of the employment by the executive for good reason, we will pay the executive the following severance. We will pay the executive's salary for the remainder, if any, of the calendar month in which the termination is effective and, in the case of each of Messrs. Scott, Vranicar, Shackelford and Goldman, 24 calendar months thereafter and, in the case of each of Messrs. Lawhon, Sauder, Hollingsworth and Moline, 12 calendar months thereafter. In addition, we will pay each executive his prorated targeted incentive compensation for the year during which the termination is effective plus, in the case of each of Messrs. Scott, Vranicar, Shackelford and Goldman, two times the executive's targeted incentive compensation for that year, and, in the case of each of Messrs. Lawhon, Hollingsworth and Moline, the full amount of the executive's targeted incentive compensation for that year. Upon termination of employment for disability, we will pay the employee's salary through the remainder of the calendar month during which the termination is effective and for the lesser of
(1) six calendar months thereafter or (2) the period until disability insurance benefits commence. Upon termination of employment from death, we will pay the employee's salary through the end of the calendar month in which his death occurs. Each agreement provides for noncompetition, nonsolicitation and nondisclosure covenants.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

SERIES D PREFERRED STOCK OFFERING


    In July 1999, we completed a private placement of 2,222,222 shares of series D preferred stock at a purchase price of $4.50 per share for aggregate proceeds of approximately $10.0 million. The transaction was consummated pursuant to the purchasers rights agreement described below and the series D preferred stock purchase agreement. Under the series D preferred stock purchase agreement, NPG, a stockholder that owned in excess of 5% of our voting securities at the time of the series D preferred stock offering, purchased
$1.0 million of series D preferred stock, and parties affiliated with NPG, including Henry H. Bradley, chairman of our board of directors at that time and of NPG, purchased $500,000 of series D preferred stock. Advantage Capital Missouri Partners I, L.P., a stockholder that owned in excess of 5% of our voting securities at the time of the series D preferred stock offering, purchased $655,000 of the series D preferred stock. In addition, Ian R. N. Bund, one of our directors at the time of the series D preferred stock offering, purchased $82,000 of the series D preferred stock. Affiliates of KCEP I and KCEP Ventures II also purchased $3.0 million of our series D preferred stock.
Mr. Palmer, one of our directors at the time of the series D preferred stock offering, holds voting power of KCEP I and KCEP Ventures II.


SERIES F PREFERRED STOCK OFFERING


    In August 1999, we issued and sold 13,333,334 shares of our series F preferred stock at a purchase price of $4.50 per share to BTI Ventures, L.L.C., an affiliate of KKR, for aggregate proceeds of $60.0 million. BTI received three seats on our then seven-seat board of directors. Additionally, on March 23, 2000, BTI exercised its options to purchase 5,263,158 shares of series F preferred stock at $4.75 per share and 5,000,000 shares of series F preferred stock at $5.00 per share. Giving effect to this exercise, BTI's investment would have represented a 51.2% equity interest as of March 23, 2000. In connection with their exercise of these options, BTI received two additional seats on our eleven-seat board of directors.


    In connection with the series F preferred stock offering, we repurchased 2,222,222 shares of our series C preferred stock from Stephen L. Sauder, a stockholder who owned more than 5% of our voting securities at the time of the series F preferred stock offering, for $10.0 million.

    Also, in connection with the series F preferred stock offering, we converted each outstanding share of our series B preferred stock into one share of amended and restated series B preferred stock. In addition, the holders of series B preferred stock surrendered their existing redemption and participating liquidation preference in exchange for 0.2222 shares of our series E preferred stock. We redeemed the series E preferred stock issued to the series B preferred stock holders for a total of $8.6 million. The rights and preferences of the series B preferred stock were amended and restated to remove mandatory redemption rights and change the liquidation rights.


    In connection with the series F preferred stock offering, NPG, a stockholder that owned in excess of 5% of our voting securities at the time of the series F preferred stock offering, received 366,320 shares of series E preferred stock, which were redeemed for an aggregate total of $1.6 million, and parties affiliated with NPG, including Henry H. Bradley, chairman of our board of directors at that time and of NPG, received 73,264 shares of series E preferred stock, which were redeemed for an aggregate total of $329,690. Advantage Capital Missouri Partners I, L.P., a stockholder which owned in excess of 5% of our voting securities at the time of the series F preferred stock offering, received 293,056 shares of the of the series E preferred stock, which were redeemed for an aggregate total of $1.3 million. Bradley A. Moline, our senior vice president of finance and chief financial officer, received 15,385 shares of series E preferred stock, which were redeemed for an aggregate total of $69,234. Pacific Capital, L.P., a stockholder which owned in excess of 5% of our voting securities at the time of the series F preferred stock offering, received 271,095 shares of the of the series E preferred stock, which were redeemed for an aggregate total of $1.2 million. Steven L. Sauder, our vice president, together with his father, Earl W. Sauder, received an aggregate of 19,048 shares of series E preferred stock, which were redeemed for an aggregate total of $85,718. KCEP I and KCEP Ventures II together received an aggregate of 210,022 shares of series E preferred stock, which were redeemed for an aggregate total of $945,099.


PURCHASERS RIGHTS AGREEMENT

    Our current stockholders are parties to the purchasers rights agreement, which provides that they vote their respective shares in a manner as to elect persons specified in the agreement to serve as directors. The holders of series F preferred stock have agreed to vote their shares to elect
Messrs. Greene, Navab and Clammer. The two additional designees of the holders of series F preferred stock are Messrs. Kravis and Roberts. In addition, the holders of series B preferred stock, series C preferred stock and series D preferred stock have agreed to vote their shares to elect Henry H. Bradley and Thomas R. Palmer. The holders of common stock have agreed to vote their shares for the election of David E. Scott. So long as the purchasers rights agreement is in effect, these investors will effectively control the election of our board of directors.

    REGISTRATION RIGHTS

    The parties to the purchasers rights agreement, subject to some conditions, have registration rights with respect to shares of common stock, including shares of common stock issuable upon conversion or redemption of shares of series F preferred stock or upon conversion of shares of series B preferred stock, series C preferred stock, or series D preferred stock. These purchasers have, subject to some conditions, demand and "piggy-back" registration rights. The purchasers rights agreement provides that each purchaser of stock is subject to lock-up restrictions in the event of a public offering of our securities.

    RESTRICTIONS ON TRANSFER

    Our outstanding common stock (including shares issued pursuant to options) and each series of preferred stock are subject to restrictions on transfer. Holders of common stock and each series of preferred stock that are parties to the purchasers rights agreement, subject to some exceptions, may not transfer their shares without first giving us the opportunity to purchase the shares. In addition, subject to some exceptions, the holders of common stock or any series of preferred stock that are parties to the purchasers rights agreement may not transfer their shares without first giving the other purchasers under the purchasers rights agreement the opportunity to participate in the transfer.

    PRE-EMPTIVE RIGHTS


    Holders of our common stock and each series of preferred stock that are parties to the purchasers rights agreement have the right to purchase a pro rata portion of any common stock or preferred stock that we propose to sell and issue, subject to some exceptions. These pre-emptive rights do not apply to the offering and will terminate immediately upon completion of the offering.


    SIZE OF THE BOARD OF DIRECTORS


    The purchasers rights agreement provides that so long as at least 6,666,667 shares of series F preferred stock remain outstanding, the holders of series F preferred stock are entitled to elect and remove directors in accordance with our restated certificate of incorporation. In the event that less than 6,666,667 shares of series F preferred stock remain outstanding, but BTI Ventures L.L.C. and its affiliates, which include KKR, beneficially own at least 10% of our outstanding common stock, BTI has the right to designate the number of persons to serve as members of the board determined in accordance with a formula set forth in the purchasers rights agreement. Currently there are five BTI nominees sitting on our eleven seat board of directors.



    For so long as at least 8,532,394 shares of series B preferred stock, series C preferred stock and series D preferred stock remain outstanding, the holders of this stock, voting together as a class, are entitled to elect and remove directors pursuant to our restated certificate of incorporation.

    BTI DRAG-ALONG RIGHTS


    For so long as BTI or any of its affiliates beneficially own at least 20% of our outstanding common stock (assuming conversion into common stock of all shares of our series B preferred stock, series C preferred stock, series D preferred stock and series F preferred stock). Holders of common stock and each series of preferred stock that are parties to the purchasers rights agreement are required to sell their shares in the event that BTI Ventures L.L.C. or its affiliates agree to sell or transfer their shares, or to sell all or substantially all of our assets, to a third party.


    BTI VETO RIGHTS


    The purchasers rights agreement provides that for so long as BTI or any of its affiliates beneficially owns at least 10% of the outstanding shares of our common stock (assuming conversion into common stock of all shares of our series B preferred stock, series C preferred stock, series D preferred stock and series F preferred stock) the approval of at least one BTI nominee on our board will be required for our board of directors to approve and authorize any of the following: any changes in our capital structure, such as increases or decreases in the total authorized shares of our common stock and issuances of our capital stock; any payment of dividends or distributions on our capital stock; subject to limited exceptions, any reclassification, combination, split, redemption or other acquisition of any shares of our capital stock; any incurrence of indebtedness exceeding $25.0 million; any change in the size or composition of our board or any board committee or creation of any board committee; subject to limited exceptions, any affiliate transaction; any hiring or termination of a chief executive officer; any adoption or modification of our annual budget and business plan; any amendment or modification of any material provision of our senior notes indenture, senior credit facility or any other material contract; any adoption, renewal or material modification of any material compensation or benefit plan or arrangement; any authorization of entering into a new line of business; any consolidation, reorganization, recapitalization, merger or similar transaction; any transfer of our assets, including by pledge, in excess of $25.0 million; subject to limited exceptions, any acquisition of assets or securities for more than $25.0 million; any amendment to our certificate of incorporation or bylaws; any voting or similar arrangement regarding our capital stock; any payment, discharge or satisfaction of any material claim or liability or the commencement of a material suit; any joint venture involving material assets or the payment or receipt of more than $25.0 million; any material license, contract or agreement; or any liquidation, dissolution or winding up of our company.


OTHER TRANSACTIONS WITH AFFILIATES

    VALU-LINE LOANS

    As of December 31, 1997, Valu-Line of Kansas, Inc., which merged into us on February 10, 1998, had notes payable of $240,000 in the aggregate from Stephen
L. Sauder and Mr. Sauder's father. Mr. Sauder was the president and principal stockholder of Valu-Line at the time the loan was made and currently owns more than 5% of our voting securities. The loans were due on demand. As of December 31, 1998, the amounts outstanding under these loans were fully repaid.

    DEALINGS WITH VALU-BROADCASTING, INC.

    In 1999, 1998, and 1997 we, and our predecessor, Valu-Line, provided services principally related to rent and operating costs to Valu-Broadcasting, Inc., an affiliate of Valu-Line, which is owned by Stephen L. Sauder, one of our stockholders who owned more than 5% of our voting securities at the time of the transactions, in the amounts of $29,187, $30,000 and $81,000, respectively. Valu-Line also received services principally related to advertising from Valu-Broadcasting in the amounts of $30,360, $40,000 and $41,000 in 1999, 1998 and 1997, respectively.

    SHARES ISSUANCES TO DIRECTORS


    In March 2000, Mr. Jalkut, chairman of our board of directors, agreed to purchase 47,867 shares of our common stock for $200,000, and Mr. Ejabat, a member of our board of directors, agreed to purchase 119,667 shares of our common stock for $500,000.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table provides summary information regarding the beneficial ownership of our outstanding capital stock as of March 23, 2000 for:

    - each person or group who beneficially owns more than 5% of our capital stock on a fully diluted basis;

    - each of the executive officers and the former executive officer named in the Summary Compensation Table;

    - each of our directors; and

    - all of our directors and executive officers as a group.

    Beneficial ownership of shares is determined under the rules of the Securities and Exchange Commission and generally includes any shares over which a person exercises sole or shared voting or investment power. Except as indicated by footnote, and subject to applicable community property laws, each person identified in the table possesses sole voting and investment power with respect to all shares of common stock held by him. Shares of common stock subject to options currently exercisable or exercisable within 60 days of March 23, 2000 and not subject to repurchase as of that date are deemed outstanding for calculating the percentage of outstanding shares of the person holding these options, but are not deemed outstanding for calculating the percentage of any other person. Unless otherwise noted, the address for each director and executive officer is c/o Birch Telecom, Inc., 2020 Baltimore Avenue, Kansas City, Missouri 64108.


                                                                                  PERCENTAGE OF SHARES
                                                                                   BENEFICIALLY OWNED
                                                      NUMBER OF SHARES    -------------------------------------
NAME OF BENEFICIAL OWNER(1)                          BENEFICIALLY OWNED   PRIOR TO OFFERING    AFTER OFFERING
---------------------------                          ------------------   -----------------   -----------------
Richard A. Jalkut(2)...............................          47,866            *     %             *     %
David E. Scott.....................................       2,478,298               3.0                 2.6
Donald H. Goldman..................................         501,477            *                   *
Gregory C. Lawhon..................................         771,113            *                   *
Bradley A. Moline(3)...............................         668,530            *                   *
Jeffrey D. Shackelford(4)..........................       1,652,767               2.0                 1.7
David W. Vranicar..................................         633,717            *                   *
Henry H. Bradley(5)................................       6,989,658               8.5                 7.3
Adam H. Clammer(6)(7)..............................      42,355,703              51.2                44.5
Mory Ejabat(2).....................................         119,666            *                   *
James H. Greene, Jr.(6)(7).........................      42,355,703              51.2                44.5
Henry R. Kravis(6)(7)..............................      42,355,703              51.2                44.5
Alexander Navab, Jr.(6)(7).........................      42,355,703              51.2                44.5
Thomas R. Palmer(8)................................       2,893,135               3.5                 3.0
George R. Roberts(6)(7)............................      42,355,703              51.2                44.5
Stephen L. Sauder(9)...............................       7,494,652               9.1                 7.9
All directors and executive officers as a group
  (16 persons).....................................      66,606,582              80.5                58.8

5% OWNERS:
News-Press & Gazette Company(10)...................       6,198,421               7.5                 6.5
BTI Ventures L.L.C.(6)(7)..........................      42,355,703              51.2                44.5


------------------------
*   Less than one percent

(1) Beneficial ownership is determined in accordance with the SEC's rules and includes voting and investment power with respect to the shares.

(2) In March 2000, Mr. Jalkut, chairman of our board of directors, agreed to purchase 47,867 shares of our common stock for $200,000, and Mr. Ejabat, a member of our board of directors, agreed to purchase 119,667 shares of our common stock for $500,000.



(3) Includes 34,598 shares of common stock held by members of Mr. Moline's immediate family.



(4) Includes 37,695 shares of common stock held by members of Mr. Shackelford's immediate family.



(5) Includes 6,198,422 shares of common stock held by News-Press & Gazette Company. Mr. Bradley and his brother hold voting power of News-Press & Gazette Company. Also includes 721,237 shares of common stock held by various trusts and relatives of the Bradley family.



(6) All of the shares indicated are owned of record by BTI Ventures L.L.C. and are included because of Messrs. Clammer's, Greene's, Kravis', Navab's and Roberts' affiliation with BTI Ventures L.L.C. These individuals disclaim beneficial ownership of the shares within the meaning of Rule 13d-3 under the Exchange Act.



(7) The principal business address of BTI Ventures L.L.C. is 9 West 57th Street, Suite 4200, New York, New York 10019.



(8) Includes 1,895,913 shares of common stock held by KCEP I and 997,223 shares of common stock held by KCEP Ventures II. Mr. Palmer holds voting power of KCEP I and KCEP Ventures II. The principal business address of KCEP is 233 West 47(th) Street, Kansas City, Missouri 64112. Mr. Palmer disclaims beneficial ownership of the shares within the meaning of Rule 13d-3 under the Exchange Act.



(9) Includes 118,356 shares of common stock held by Mr. Sauder's father, 2,772,892 shares of common stock held in trust by his wife and 1,795,000 shares of common stock held in trust by S.L. Sauder LTP. L.L.P.



(10) The principal business address of News-Press & Gazette Company is 825 Edmond Street, St. Joseph, Missouri 64501.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

SENIOR CREDIT FACILITY

    In December 1999, we entered into a credit agreement with a syndicate of banks, financial institutions and other entities arranged by Lehman Commercial Paper, Inc. The agreement includes a seven year, $50.0 million term loan facility and a seven year $25.0 million revolving credit loan facility.

    In February 2000, we amended these term loan and revolving credit loan facilities, resulting in a stated principal amount of $125.0 million, of which $25.0 million is provided for a reducing revolver and $100.0 million for multi-draw term loans. The revolver is available for general corporate purposes of our subsidiaries and the term loans are to be used to finance telecommunications equipment, inventory, network assets and back office systems. These senior credit facilities are secured by a perfected first priority security interest in substantially all of our assets and capital stock and contain a number of financial and operational covenants with which we must comply. Among other things, the covenants require us to comply with specified financial ratios and tests, including minimum revenues, minimum EBITDA/maximum EBITDA losses, minimum access lines, senior secured debt to total capitalization ratio, maximum capital expenditures, maximum leverage ratios, minimum fixed charge coverage ratios and pro forma debt service coverage ratios. The covenants restrict our ability to incur additional debt, make distributions on or redeem our capital stock, create liens or negative pledges with respect to our assets, make investments, issue, sell or allow distributions on capital stock of our subsidiaries, prepay or defease specified indebtedness, enter into transactions with affiliates, enter into specified hedging arrangements, merge, consolidate or sell our assets or engage in any business other than telecommunications.

    The loans must be repaid over a seven-year period commencing in December 2003. Interest payments are due, at our option, either quarterly in the case of base rate (prime based) draws or at the end of the relevant interest period in the case of eurodollar draws. Interest will accrue at a lower rate if we meet specified financial tests. In addition, we must pay a fee based on the average daily unused committed portion of the credit facilities. This fee is payable quarterly in arrears and is calculated at a rate of between 0.75% and 1.25% per annum depending upon the percentage of unused credit in the facilities.


    We are currently renegotiating the terms of our existing senior credit facility, including an increase in the size of the facility and making corresponding changes to the financial covenants.


14% SENIOR NOTES DUE 2008


    In June 1998 we issued senior notes with a principal of $115 million along with warrants to purchase 2,530,473 shares of common stock at $0.006 per share. These notes, which are senior obligations, bear interest at the rate of 14% per annum, payable semi-annually in arrears on June 15 and December 15. Payments on these notes began on December 15, 1998.


    The senior notes are not redeemable at our option prior to June 15, 2003, except that prior to June 15, 2003 we may redeem up to 35% of the originally issued aggregate principal amount of the notes at a rate of 114% of the principal amount thereof on the redemption date, plus accrued and unpaid interest and liquidated damages, if any, with the net cash proceeds of one or more public or private sales of common stock or preferred stock, provided that at least 65% of the senior notes remain outstanding after the redemption. At any time on or after June 15, 2003, the senior notes are redeemable at our option, in whole or in part, at a premium declining ratably to par on June 15, 2006.

    The senior note indenture provides that, in the event of a change of control of us, we will be required to make an offer to purchase in cash all or any part of the outstanding senior notes at a price of 101% of the aggregate principal amount thereof plus accrued and unpaid interest and liquidated damages, if any.

    The senior notes indenture contains restrictive covenants that, among other things, impose on our ability and our restricted subsidiaries' ability to incur additional indebtedness, merge, consolidate, sell or dispose of all or substantially all of our assets, issue some kinds of preferred stock, pay cash dividends or make other distributions on account of our equity interests, repurchase equity interests or subordinated indebtedness and make other restricted payments, create liens, enter into transactions with affiliates, engage in any business other than telecommunications, enter into sale and leaseback transactions and sell assets.

                          DESCRIPTION OF CAPITAL STOCK


    Upon completion of the offering, our authorized capital stock will consist of 150,000,000 shares of common stock, $.001 par value per share, and 10,000,000 shares of preferred stock, $.001 par value per share.


COMMON STOCK


    As of December 31, 1999 without giving effect to the exercise by an affiliate of KKR of its options to invest an additional $50.0 million in our company or to the conversion of all outstanding shares of our preferred stock into shares of common stock, there were 8,414,541 shares of common stock outstanding held of record by 81 stockholders. After giving effect to the affiliate of KKR's exercise of its options and the conversion of our preferred stock, as of December 31, 1999, there were 82,561,676 shares of common stock held of record by 250 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, the holders of common stock are entitled to receive ratably those dividends as may be declared by the board of directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up, holders of the common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive rights and no right to convert their common stock into any other securities. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of the offering will be, fully-paid and nonassessable.


PREFERRED STOCK

    There will be no shares of preferred stock outstanding upon completion of the offering. Our certificate of incorporation, as amended and restated prior to the closing of the offering, will provide our board of directors with the authority, without further action by the stockholders, to issue up to 10,000,000 shares of preferred stock, $.001 par value, in one or more series and to fix the powers, preferences, privileges, rights and qualifications, limitations or restrictions thereof, including dividend rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of the series, without any further vote or action by stockholders. We believe that the board of directors' authority to set the terms of, and our ability to issue, preferred stock will provide flexibility in connection with possible financing transactions in the future. The issuance of preferred stock, however, could adversely affect the voting power of holders of common stock, and the likelihood that the holders will receive dividend payments and payments upon liquidation and could have the effect of delaying, deferring or preventing a change in control in us. We have no present plan to issue any shares of preferred stock.

WARRANTS


    We have outstanding warrants to purchase up to 2,530,473 shares of common stock at an exercise price of $0.006 per share. These warrants are currently exercisable and expire on June 15, 2008. The warrant agreement governing these warrants provides the holders of the warrants with customary antidilution protections. In addition, holders of these warrants have demand and piggyback registration rights with respect to the exercise of their warrants and the resale of the underlying shares. Prior to exercising their warrants, the warrant holders do not have any voting rights relating to our company.


ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE OF INCORPORATION AND BYLAWS AND
  DELAWARE GENERAL CORPORATION LAW

    OUR AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BYLAWS AND DELAWARE GENERAL CORPORATION LAW. Prior to the completion of the offering, we will amend and restate our certificate of incorporation and bylaws. Certain provisions of Delaware law and our amended and restated certificate of incorporation and bylaws could make the following more difficult:

    - the acquisition of us by means of a tender offer;

    - acquisition of us by means of a proxy contest or otherwise; or

    - the removal of our incumbent officers and directors.

    These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board. We believe that the benefits of increased protection of the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging these proposals because negotiation of these proposals could result in an improvement of their terms. Moreover, each of the provisions summarized below cannot be amended or removed from our amended and restated certificate of incorporation or our bylaws without the vote of a supermajority of our stockholders.

    ELECTION AND REMOVAL OF DIRECTORS. Our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. This system of electing and removing directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

    In addition, our bylaws will provide that, except as otherwise provided by law or our certificate of incorporation, newly created directorships resulting from an increase in the authorized number of directors or vacancies on the board may be filled only by a majority of the directors then in office, though less than a quorum is then in office. Our certificate of incorporation will also provide that the authorized number of directors may be changed only by a resolution of our board.

    STOCKHOLDER MEETINGS. Under our certificate of incorporation and bylaws, only the chairman of the board, the chief executive officer, the president or a majority of the board of directors will be permitted to call special meetings of stockholders.

    REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATIONS AND PROPOSALS. Our bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board.

    DELAWARE ANTI-TAKEOVER LAW. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

    ELIMINATION OF STOCKHOLDER ACTION BY WRITTEN CONSENT. Upon the completion of the offering, our certificate of incorporation will eliminate the right of stockholders to act by written consent without a meeting, unless the consent is unanimous. This provision may have the effect of discouraging, delaying or making more difficult a change in control of our company or preventing the removal of incumbent directors even if a majority of our stockholders were to deem such an action to be in our best interests.

TRANSFER AGENT AND REGISTRAR


    UMB Bank, n.a. has been appointed as the transfer agent and registrar for our common stock.

                        SHARES ELIGIBLE FOR FUTURE SALE

    If our stockholders sell substantial amounts of our common stock, including shares issued upon the exercise of outstanding options or warrants, in the public market following the offering, the market price of our common stock could decline. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.


    Upon completion of the offering, we will have outstanding an aggregate of 95,229,209 shares of our common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, all of the shares sold in the offering will be freely tradeable without restriction or further registration under the Securities Act, unless the shares are purchased by "affiliates" as that term is defined in Rule 144 under the Securities Act. This leaves 82,729,209 shares eligible for sale in the public market as follows:



              NUMBER OF
               SHARES                  DATE
              ---------                ----
             15,832,959                After 180 days from the date of this
                                       prospectus (subject, in some cases,
                                       to volume limitations).

             66,896,250                At various times after 180 days from
                                       the date of this prospectus as
                                       described below under "Lock-up
                                       Agreements."



    In addition, subject to volume limitations, 2,530,473 shares issuable upon the exercise of our outstanding warrants, are currently eligible for sale in the public market and are not subject to lock-ups.


RULE 144


    In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:



    - 1% of the number of shares of our common stock then outstanding, which will equal approximately 952,292 shares immediately after the offering; or


    - the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to that sale.

    Sales under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us.

RULE 144(K)

    Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the three months preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner other than an affiliate, is entitled to sell those shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

REGISTRATION RIGHTS


    On or after the date that is 180 days after completion of the offering, holders of 82,435,425 shares of our common stock will have demand registration rights under the Securities Act at our expense of all or a portion of the shares of common stock they own pursuant to the purchasers rights agreement. These holders also have "piggy-back" registration rights. In addition, holders of warrants to purchase up to 2,530,473 shares of our common stock have piggy-back and demand registration rights with respect to the exercise of their warrants and the resale of the underlying shares.


LOCK-UP AGREEMENTS


    All of our officers and directors and stockholders holding in aggregate more than 99.0% of our outstanding voting securities on the date of this prospectus have entered into lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date of this prospectus, without the prior written consent of Lehman Brothers Inc. and Bear, Stearns & Co. Inc. on behalf of the underwriters.



    In addition to the 180-day lock-up described above, all of our stockholders with the exception of persons who became stockholders through the exercise of employee stock options, all of whom held in the aggregate less than 2% of our outstanding common stock as of March 15, 2000, have entered into the purchasers rights agreement, which limits their ability to pledge or transfer their shares of our common stock until August 5, 2002. In addition, Messrs. David E. Scott, Jeffrey D. Shackelford, Gary L. Chesser, David W. Vranicar, Donald M. Goldman, Bradley A. Moline and Gregory C. Lawhon, may not transfer shares issued or issuable upon the exercise of stock options held by them for a period of five years from the date their respective options were granted. These limitations are subject to exceptions set forth in the purchasers rights agreement as exempt transfers.



    In addition, 20 other key employees have each entered into a management stockholders agreement, under which they have agreed not to transfer shares received upon exercise of their respective options for a period of five years from the date their respective options were granted. These limitations are subject to exceptions set forth in their management stockholders agreements.


    All of our employees who have been granted stock options under our employee benefits plans have each agreed in their option agreements that they will not transfer any shares of our common stock for a period of 180 days after our completion of a public offering of our stock if we request. We intend to make this request.

RULE 701

    In general, under Rule 701 of the Securities Act as currently in effect, any of our employees, consultants or advisors who purchases shares of our common stock in connection with a compensatory stock or option plan or other written agreement is eligible to resell those shares 90 days after we became a reporting company under the Securities Exchange Act of 1934 in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. We have been a reporting company under the Securities Exchange Act since March 1999.


    Following the offering, we intend to file a registration statement on Form S-8 under the Securities Act covering approximately 27,100,000 shares of common stock issued or issuable upon the exercise of stock options, subject to outstanding options or reserved for issuance under our employee and director stock benefit plans. Accordingly, shares registered under the registration statement will, subject to Rule 144 provisions applicable to affiliates, be available for sale in the open market, except to the extent that the shares are subject to vesting restrictions or the contractual restrictions described above.

              CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS FOR
                           NON-UNITED STATES HOLDERS

    This is a general discussion of certain United States federal tax consequences of the acquisition, ownership, and disposition of our common stock by a holder that, for U.S. federal income tax purposes, is not a U.S. person as we define that term below. A holder of our common stock who is not a U.S. person is a non-U.S. holder. We assume in this discussion that you will hold our common stock issued pursuant to the offering as a capital asset (generally, property held for investment). We do not discuss all aspects of U.S. federal taxation that may be important to you in light of your individual investment circumstances, such as special tax rules that would apply to you, for example, if you are a dealer in securities, financial institution, bank, insurance company, tax-exempt organization, partnership or owner of more than 5% of our common stock. Our discussion is based on current provisions of the Internal Revenue Code of 1986, as amended, Treasury regulations, judicial opinions, published positions of the U.S. Internal Revenue Service and other applicable authorities, all as in effect on the date of this prospectus and all of which are subject to differing interpretations or change, possibly with retroactive effect. We have not sought, and will not seek, any ruling from the Internal Revenue Service or opinion of counsel with respect to the tax consequences discussed in this prospectus, and there can be no assurance that the Internal Revenue Service will not take a position contrary to the tax consequences discussed below or that any position taken by the Internal Revenue Service would not be sustained. We urge you to consult your tax advisor about the U.S. federal tax consequences of acquiring, holding, and disposing of our common stock, as well as any tax consequences that may arise under the laws of any foreign, state, local, or other taxing jurisdiction.

    For purposes of this discussion, a U.S. person means any one of the following:

    - a citizen or resident of the U.S.

    - a corporation, partnership, or other entity created or organized in the U.S. or under the laws of the U.S. or of any political subdivision of the U.S.

    - an estate, the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source.

    - a trust, the administration of which is subject to the primary supervision of a U.S. court and that has one or more U.S. persons who have the authority to control all substantial decisions of the trust.

DIVIDENDS

    Dividends paid to a non-U.S. holder will generally be subject to withholding of U.S. federal income tax at the rate of 30%. If, however, the dividend is effectively connected with the conduct of a trade or business of the U.S. by the non-U.S. holder, the dividend will be subject to U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax. Non-U.S. holders should consult any applicable income tax treaties that may provide for a reduction of, or exemption from, withholding taxes. For purposes of determining whether tax is to be withheld at a reduced rate as specified by a treaty, we generally will presume that dividends we pay on or before December 31, 2000, to an address in a foreign country are paid to a resident of that country.

    Under recently finalized Treasury regulations, which in general apply to dividends that we pay after December 31, 2000, to obtain a reduced rate of withholding under a treaty, a non-U.S. holder generally will be required to provide certification as to that non-U.S. holder's entitlement to treaty benefits. These regulations also provide special rules to determine whether, for purposes of applying a treaty, dividends that we pay a non-U.S. holder that is an entity should be treated as paid to holders of interests in that entity.

GAIN ON DISPOSITION

    A non-U.S. holder will generally not be subject to United States federal income tax, including by way of withholding, on gain recognized on a sale or other disposition of our common stock unless any one of the following is true:

    - the gain is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder

    - the non-U.S. holder is a nonresident alien individual present in the U.S. for 183 or more days in the taxable year of the disposition and certain other requirements are met

    - the non-U.S. holder is subject to tax pursuant to provisions of the U.S. federal income tax law applicable to certain U.S. expatriates

    - we are or have been during certain periods a "United States real property holding corporation" for U.S. federal income tax purposes.

    We believe that we are not currently and will not become a United States real property holding corporation.

    Gain that is effectively connected with the conduct of a trade or business in the U.S. by the non-U.S. holder will be subject to the U.S. federal income tax imposed on net income on the same basis that applies to U.S. persons generally, and, for corporate holders under certain circumstances, the branch profits tax, but will generally not be subject to withholding. Non-U.S. holders should consult any applicable income tax treaties that may provide for different rules.

UNITED STATES FEDERAL ESTATE TAXES

    Our common stock that is owned or treated as owned by an individual who is not a citizen or resident of the U.S., as specially defined for U.S. federal estate tax purposes, on the date of that person's death will be included in his or her estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

INFORMATION REPORTING AND BACKUP WITHHOLDING

    Generally, we must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends that we paid to a holder, and the amount of tax that we withheld on those dividends. This information may also be made available to the tax authorities of a county in which the non-U.S. holder resides.

    Under current U.S. Treasury regulations, U.S. information reporting requirements and backup withholding tax will generally not apply to dividends that we pay on our common stock to a non-U.S. holder at an address outside the U.S. Payments of the proceeds of a sale or other taxable disposition of our common stock by a U.S. office of a broker are subject to both backup withholding at a rate of 31% and information reporting, unless the holder certifies as to its non-U.S. holder status under penalties of perjury or otherwise establishes an exemption. Information reporting requirements, but not backup withholding tax, will also apply to payments of the proceeds of a sale or other taxable disposition of our common stock by foreign offices of U.S. brokers or foreign brokers with certain types of relationships to the U.S. unless the broker has documentary evidence in its records that the holder is a non-U.S. holder and certain other conditions are met or the holder otherwise established an exemption.

    Backup withholding is not an additional tax. Any amounts that we withhold under the backup withholding rules will be refunded or credited against the non-U.S. holder's U.S. federal income tax liability if certain required information is furnished to the Internal Revenue Service.

    The U.S. Treasury Department has promulgated final regulations regarding the withholding and information reporting rules discussed above. In general, those regulations do not significantly alter the substantive withholding and information reporting requirements but unify current certification procedures and forms and clarify reliance standards. The final regulations are generally effective for payments made after December 31, 2000, subject to transition rules.

                                  UNDERWRITING

    Under the underwriting agreement, which is filed as an exhibit to the registration statement to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Bear, Stearns & Co. Inc., Donaldson, Lufkin & Jenrette Securities Corporation, First Union Securities, Inc., J.P. Morgan Securities Inc., Thomas Weisel Partners LLC and Fidelity Capital Markets, a division of National Financial Services Corporation, are acting as representatives, has agreed to purchase from us the number of shares of common stock shown opposite its name below:

                                                               NUMBER
UNDERWRITERS                                                  OF SHARES
------------                                                  ---------
Lehman Brothers Inc.........................................
Bear, Stearns & Co. Inc.....................................
Donaldson, Lufkin & Jenrette Securities Corporation.........
First Union Securities, Inc.................................
J.P. Morgan Securities Inc..................................
Thomas Weisel Partners LLC..................................
Fidelity Capital Markets, a division of National
  Financial.................................................
  Services Corporation......................................
                                                               ------
  Total.....................................................
                                                               ======

    The underwriting agreement provides that the underwriters' obligations to purchase shares of common stock depend on the satisfaction of the conditions contained in the underwriting agreement, and that if any of the shares of common stock are purchased by the underwriters under the underwriting agreement, then all of the shares of common stock the underwriters have agreed to purchase under the underwriting agreement must be purchased. The conditions contained in the underwriting agreement include that:

    - the representations and warranties made by us to the underwriters are true;

    - there is no material change in the financial markets; and

    - we deliver customary closing documents to the underwriters.

    The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to selected dealers, who may include the underwriters, at such public offering price less a selling concession not in excess of $ per share. The underwriters may allow, and the selected dealers may reallow, a concession not in excess of $ per share to brokers and dealers. After the offering, the underwriters may change the offering price and other selling terms.


    We estimate that our share of the total expenses of the offering, excluding the underwriting discount will be approximately $16.0 million.



    We have granted to the underwriters an option to purchase up to an aggregate of 1,875,000 additional shares of common stock, exercisable to cover any over-allotments, if any, at the public offering price less the underwriting discount shown on the cover page of this prospectus. The underwriters may exercise this option at any time, and from time to time, until 30 days after the date of the underwriting agreement. To the extent that the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter's initial commitment as indicated in the preceding table, and we will be obligated, under such over-allotment option, to sell the shares of common stock to the underwriters.

    We and our directors, officers, and all current stockholders have agreed not to offer to sell, sell or otherwise dispose of, directly or indirectly, any shares of capital stock or any securities that may be converted into or exchanged for any shares of capital stock for a period of 180 days period from the date of the prospectus without the prior written consent of Lehman
Brothers Inc. and Bear, Stearns & Co. Inc., except that we may issue, and grant options to purchase, shares of common stock under our option plans.

    Before this offering, there has been no public market for the shares of common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of the common stock, the representatives will consider, among other things and in addition to prevailing market conditions:

    - our historical performance and capital structure;

    - estimates of our business potential and earning prospects;

    - an overall assessment of our management; and

    - the consideration of the above factors in relation to market valuations of companies in related businesses.

    Thomas Weisel Partners LLC, one of the representatives, was organized and registered as a broker/dealer in December 1998. Since December 1998, Thomas Weisel Partners has acted as a lead or co-manager on numerous public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us under the underwriting agreement entered into in connection with this offering.

    Fidelity Capital Markets, a division of National Financial Services Corporation, is acting as an underwriter in this offering, and will be facilitating electronic distribution of information through the Internet, intranet and other proprietary technology.

    We have applied to list our common stock on the Nasdaq National Market under the trading symbol "BRCH."

    We have agreed to indemnify the underwriters against liabilities related to the offering, including liabilities under the Securities Act and liabilities incurred in connection with the directed share program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

    Until the distribution of the common stock is completed, rules of the Securities and Exchange Commission may limit the ability of the underwriters and selling group members to bid for and purchase shares of common stock. As an exception to these rules, the representatives are permitted to engage in transactions that stabilize the price of common stock. These transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

    The underwriters may create a short position in the common stock in connection with the offering. This means that they may sell more shares of common stock than are shown on the cover page of this prospectus. If the underwriters create a short position, then the representatives may reduce that short position by purchasing common stock in the open market. The representatives also may elect to reduce any short position by exercising all or part of the over-allotment option. The underwriters have informed us that the they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares of common stock offered by them.

    The representatives also may impose a penalty bid on underwriters and selling group members. This means that, if the representatives purchase shares of common stock in the open market to reduce the underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the underwriters and selling group members who sold those shares as part of the offering.

    In general, purchases of a security for the purpose of stabilization or to reduce a syndicate short position could cause the price of the security to be higher than it might otherwise be in the absence of such purchases. The imposition of a penalty bid could have an effect on the price of a security to the extent that it were to discourage resales of the security by purchasers in an offering.

    Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor any of the underwriters makes any representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.


    At our request, Lehman Brothers Inc. has reserved up to 1,250,000 shares of the common stock offered by this prospectus, for sale pursuant to a directed share program to our employees, directors and friends at the initial public offering price set forth on the cover page of this prospectus. These persons must commit to purchase no later than the close of business on the day following the date of this prospectus. The number of shares available for sale to the general public will be reduced to the extent these persons purchase the reserved shares.


    Certain of the representatives have from time to time provided investment banking, financial advisory and other services to us for which these representatives received customary fees and commissions. Lehman Brothers Inc. acted as lead arranger of our senior credit facility and its affiliate, Lehman Commercial Paper Inc., is the administrative agent of the senior credit facility. In addition, First Union Securities, Inc. is a lender under our senior credit facility. Lehman Brothers Inc. was an initial purchaser of our senior notes. In addition, Lehman Brothers Inc. acted as placement agent in connection with the private placement of shares of our series F preferred stock in August 1999. Lehman Brothers Inc. has also served as the solicitation agent in connection with the related solicitation of consents from holders of our senior notes.

                                 LEGAL MATTERS

    The validity of the shares of common stock offered hereby will be passed upon for us by our counsel, Latham & Watkins, 885 Third Avenue, New York, New York 10022. At the time of completion of the offering, attorneys of Latham & Watkins are expected to indirectly own in the aggregate less than 1% of our common stock. Various regulatory matters in connection with the offering are being passed upon for us by Dickstein Shapiro Morin & Oshinsky LLP, 2101 L Street, NW, Washington, D.C. 20037. Various legal matters relating to the common stock will be passed upon for the underwriters by Simpson Thacher & Bartlett 425 Lexington Avenue, New York, New York 10017. Certain partners of Simpson Thacher & Bartlett, members of their families, related persons and others, have an indirect interest, through limited partnerships, through KKR 1996 Fund L.P., in less than 1% of our common stock. In addition, Simpson Thacher & Bartlett has in the past provided, and may continue to provide, legal services to KKR and its affiliates, including KKR 1996 Fund L.P.

                                    EXPERTS

    Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1999 and 1998, and for each of the three years in the period ended December 31, 1999 and the consolidated financial statements of Valu-Line, our predecessor company, as of December 31, 1997 and for the year then ended, as set forth in their reports. We have included our financial statements and schedule and the financial statements of Valu-Line in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

    We are subject to the reporting requirements of the Securities Exchange Act of 1934, and we file reports and other information with the SEC. We have also filed with the SEC a registration statement on Form S-1 under the Securities Act relating to the offer and sale of common stock under this prospectus. This prospectus, filed as a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules to the registration statement as permitted by the rules and regulations of the SEC. You should read these exhibits for a more complete description of the matters involved. Our reports, the registration statement and the exhibits and schedules to the registration statement filed with the SEC may be inspected, without charge, and copies may be obtained at prescribed rates, at the public reference facility maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the SEC located at 7 World Trade Center, 13th Floor, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511. The public may obtain information regarding the SEC's public reference facility by calling 1-800-SEC-0330. Our reports, the registration statement and other information filed by us with the SEC are also available at the SEC's World Wide Web site on the internet at http://www.sec.gov. We have applied to have our common stock approved for quotation on the Nasdaq National Market, and our reports and information statements and other information also can be inspected at the office of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

    We will furnish our stockholders with annual reports containing audited financial statements certified by independent auditors and quarterly reports containing unaudited financial statements for the first three quarters of each fiscal year.

                         INDEX TO FINANCIAL STATEMENTS


BIRCH TELECOM, INC.
Report of Independent Auditors..............................     F-2
Consolidated Balance Sheets as of December 31, 1998 and
  1999......................................................     F-3
Consolidated Statements of Operations for the years ended
  December 31, 1997, 1998 and 1999..........................     F-4
Consolidated Statements of Stockholders' Equity (Deficit)
  for the years ended December 31, 1997, 1998 and 1999......     F-5
Consolidated Statements of Cash Flows for the years ended
  December 31, 1997, 1998 and 1999..........................     F-7
Notes to Consolidated Financial Statements..................     F-8

VALU-LINE COMPANIES, INC.
Report of Independent Auditors..............................    F-21
Consolidated Balance Sheet as of December 31, 1997..........    F-22
Consolidated Statement of Income and Retained Earnings for
  the year ended December 31, 1997..........................    F-23
Consolidated Statement of Cash Flows for the year ended
  December 31, 1997.........................................    F-24
Notes to Consolidated Financial Statements..................    F-25

                         REPORT OF INDEPENDENT AUDITORS

THE BOARD OF DIRECTORS AND STOCKHOLDERS
BIRCH TELECOM, INC.

    We have audited the accompanying consolidated balance sheets of Birch Telecom, Inc. (Birch) as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of Birch's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Birch
Telecom, Inc. at December 31, 1998 and 1999, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          Ernst & Young LLP


Kansas City, Missouri
February 17, 2000, except for note 19, as to which the date is March 31, 2000

                              BIRCH TELECOM, INC.

                          CONSOLIDATED BALANCE SHEETS

                           DECEMBER 31, 1998 AND 1999

                       (IN THOUSANDS, EXCEPT SHARE DATA)


                                                                1998       1999
                                                              --------   --------
ASSETS
Current assets:
  Cash and cash equivalents.................................  $ 39,745   $  5,053
  Pledged securities........................................    15,888     15,936
  Accounts receivable, net..................................     4,039     11,612
  Inventory.................................................       916      3,735
  Prepaid expenses and other................................       526      2,443
                                                              --------   --------
Total current assets........................................    61,114     38,779
Property and equipment......................................    26,900     70,192
Less: accumulated depreciation..............................       747      8,080
                                                              --------   --------
Property and equipment, net.................................    26,153     62,112
Pledged securities--noncurrent..............................    21,897      7,484
Goodwill, net...............................................    16,863     19,316
Other intangibles, net......................................     7,620     16,911
Other assets................................................       502      2,369
                                                              --------   --------
Total assets................................................  $134,149   $146,971
                                                              ========   ========
LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
  Current maturities of long-term debt and capital lease
  obligations...............................................  $    335   $  1,300
  Accounts payable..........................................     8,503     13,300
  Accrued expenses..........................................     2,556     10,793
                                                              --------   --------
Total current liabilities...................................    11,394     25,393
Senior credit facility......................................        --     10,000
14% senior notes............................................   114,681    114,715
Capital lease obligations, net of current maturities........       778        836
Other long-term debt, net of current maturities.............       332        234
Series B redeemable preferred stock, 8,572,039 shares issued and outstanding in 1998 (stated at redemption and
  aggregate liquidation value)..............................    14,063         --
Series F redeemable preferred stock, 13,333,334 shares
  issued and outstanding in 1999 (stated at redemption and
  aggregate liquidation value)..............................        --     63,550
Stockholders' deficit:
  Series B preferred stock, 8,572,039 shares issued and
    outstanding in 1999.....................................        --          8
  Series C preferred stock, 8,492,749 and 6,270,527 shares
    issued and outstanding..................................         8          6
  Series D preferred stock, 2,222,222 shares issued and
    outstanding in 1999.....................................        --          2
  Common stock, $.001 par value, 80,000,000 shares
    authorized, 9,005,315 and 8,414,541 shares issued and
    outstanding.............................................         5          5
  Warrants..................................................       337        337
  Additional paid-in capital................................    10,548     11,686
  Accumulated deficit.......................................   (17,997)   (79,801)
                                                              --------   --------
Total stockholders' deficit.................................    (7,099)   (67,757)
                                                              --------   --------
Total liabilities and stockholders' deficit.................  $134,149   $146,971
                                                              ========   ========


                            See accompanying notes.

                              BIRCH TELECOM, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                1997       1998       1999
                                                              --------   --------   --------
Revenue:
  Communications services...................................  $    --    $ 21,783   $ 52,980
  Equipment sales...........................................       --       4,304      7,558
                                                              -------    --------   --------
Total revenue...............................................       --      26,087     60,538
Cost of services:
  Cost of communications services...........................       --      16,339     41,870
  Cost of equipment sales...................................       --       2,547      4,488
                                                              -------    --------   --------
Total cost of services......................................       --      18,886     46,358
                                                              -------    --------   --------
Gross margin................................................       --       7,201     14,180
Selling, general and administrative expenses................    1,776      15,769     53,045
Depreciation and amortization expense.......................       27       2,308     10,828
                                                              -------    --------   --------
Loss from operations........................................   (1,803)    (10,876)   (49,693)
Interest expense............................................       --      (8,254)   (15,036)
Interest income.............................................       14       2,922      2,925
                                                              -------    --------   --------
Net loss....................................................   (1,789)    (16,208)   (61,804)
Preferred stock dividends...................................       --      (1,696)    (3,550)
Amortization of preferred stock issuance costs..............       --         (29)      (292)
                                                              -------    --------   --------
Loss applicable to common stock.............................  $(1,789)   $(17,933)  $(65,646)
                                                              =======    ========   ========
Loss per common share--basic and diluted....................  $ (0.81)   $  (2.62)  $  (7.38)
                                                              =======    ========   ========
Weighted average number of common shares outstanding........    2,217       6,837      8,896


                            See accompanying notes.

                              BIRCH TELECOM, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                                 (IN THOUSANDS)

                                  SERIES A    SERIES B    SERIES C    SERIES D    SERIES E     COMMON                 COMMON
                                  PREFERRED   PREFERRED   PREFERRED   PREFERRED   PREFERRED    STOCK     WARRANTS      STOCK
                                    STOCK       STOCK       STOCK       STOCK       STOCK     $.01 PAR   $.01 PAR    $.001 PAR
                                  ---------   ---------   ---------   ---------   ---------   --------   ---------   ---------
Balance at December 23, 1996
  (date of inception) and
  December 31, 1996.............    $ --        $ --        $ --        $ --        $ --        $ --       $ --        $ --
Issuance of common stock and
  warrants......................      --          --          --          --          --          18         18          --
Net loss and comprehensive
  loss..........................      --          --          --          --          --          --         --          --
                                    ----        ----        ----        ----        ----        ----       ----        ----
Balance at December 31, 1997....      --          --          --          --          --          18         18          --
Recapitalization................      --          --           2          --          --         (18)       (18)         --
Merger with Valu-Line...........       3          --           6          --          --          --         --          --
Issuance of warrants in
  connection with 14% senior
  notes.........................      --          --          --          --          --          --         --          --
Redemption of series A preferred
  stock.........................      (3)         --          --          --          --          --         --          --
Stock dividend..................      --          --          --          --          --          --         --           1
Option exercise.................      --          --          --          --          --          --         --           4
Restatement of series B
  preferred stock dividends.....      --          --          --          --          --          --         --          --
Amortization of series B
  preferred stock issuance
  costs.........................      --          --          --          --          --          --         --          --
Series A preferred stock
  dividends.....................      --          --          --          --          --          --         --          --
Accretion of series B preferred
  stock dividends...............      --          --          --          --          --          --         --          --
Net loss and comprehensive
  loss..........................      --          --          --          --          --          --         --          --
                                    ----        ----        ----        ----        ----        ----       ----        ----
Balance at December 31, 1998....      --          --           8          --          --          --         --           5

                                              ADDITIONAL
                                  WARRANTS     PAID-IN     ACCUMULATED
                                  $.001 PAR    CAPITAL       DEFICIT       TOTAL
                                  ---------   ----------   ------------   --------
Balance at December 23, 1996
  (date of inception) and
  December 31, 1996.............     $--       $     --      $     --     $     --
Issuance of common stock and
  warrants......................      --          1,782            --        1,818
Net loss and comprehensive
  loss..........................      --             --        (1,789)      (1,789)
                                     ---       --------      --------     --------
Balance at December 31, 1997....      --          1,782        (1,789)          29
Recapitalization................      --             34            --           --
Merger with Valu-Line...........      --         14,741            --       14,750
Issuance of warrants in
  connection with 14% senior
  notes.........................     337             --            --          337
Redemption of series A preferred
  stock.........................      --         (4,747)           --       (4,750)
Stock dividend..................      --             (1)           --           --
Option exercise.................      --             --            --            4
Restatement of series B
  preferred stock dividends.....      --            464            --          464
Amortization of series B
  preferred stock issuance
  costs.........................      --            (29)           --          (29)
Series A preferred stock
  dividends.....................      --           (168)           --         (168)
Accretion of series B preferred
  stock dividends...............      --         (1,528)           --       (1,528)
Net loss and comprehensive
  loss..........................      --             --       (16,208)     (16,208)
                                     ---       --------      --------     --------
Balance at December 31, 1998....     337         10,548       (17,997)      (7,099)

                              BIRCH TELECOM, INC.
      CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)(CONTINUED)
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999
                                 (IN THOUSANDS)

                                SERIES A    SERIES B    SERIES C    SERIES D    SERIES E     COMMON                    COMMON
                                PREFERRED   PREFERRED   PREFERRED   PREFERRED   PREFERRED    STOCK     WARRANTS        STOCK
                                  STOCK       STOCK       STOCK       STOCK       STOCK     $.01 PAR   $.01 PAR      $.001 PAR
                                ---------   ---------   ---------   ---------   ---------   --------   ---------   --------------
Balance at December 31,
  1998........................    $ --         $--         $ 8         $--         $--        $ --       $ --           $ 5
Issuance of series D preferred
  stock.......................      --          --          --           2          --          --         --            --
Issuance of series E preferred
  stock.......................      --          --          --          --           2          --         --            --
Issuance of common stock......      --          --          --          --          --          --         --            --
Restatement of series B
  preferred stock.............      --           8          --          --          --          --         --            --
Redemption of series C
  preferred stock.............      --          --          (2)         --          --          --         --            --
Redemption of series E
  preferred stock.............      --          --          --          --          (2)         --         --            --
Retirement of common stock....      --          --          --          --          --          --         --            --
Amortization of series F
  preferred stock issuance
  costs.......................      --          --          --          --          --          --         --            --
Accretion of series F
  preferred stock dividends...      --          --          --          --          --          --         --            --
Net loss and comprehensive
  loss........................      --          --          --          --          --          --         --            --
                                  ----         ---         ---         ---         ---        ----       ----           ---
Balance at December 31,
  1999........................    $ --         $ 8         $ 6         $ 2         $--        $ --       $ --           $ 5
                                  ====         ===         ===         ===         ===        ====       ====           ===

                                WARRANTS    ADDITIONAL
                                  $.001      PAID-IN     ACCUMULATED
                                   PAR       CAPITAL       DEFICIT       TOTAL
                                ---------   ----------   ------------   --------
Balance at December 31,
  1998........................    $337       $ 10,548      $(17,997)    $ (7,099)
Issuance of series D preferred
  stock.......................      --          9,998            --       10,000
Issuance of series E preferred
  stock.......................      --             (2)           --           --
Issuance of common stock......      --            211            --          211
Restatement of series B
  preferred stock.............      --         13,760            --       13,768
Redemption of series C
  preferred stock.............      --         (9,998)           --      (10,000)
Redemption of series E
  preferred stock.............      --         (8,570)           --       (8,572)
Retirement of common stock....      --           (449)           --         (449)
Amortization of series F
  preferred stock issuance
  costs.......................      --           (262)           --         (262)
Accretion of series F
  preferred stock dividends...      --         (3,550)           --       (3,550)
Net loss and comprehensive
  loss........................      --             --       (61,804)     (61,804)
                                  ----       --------      --------     --------
Balance at December 31,
  1999........................    $337       $ 11,686      $(79,801)    $(67,757)
                                  ====       ========      ========     ========

                            See accompanying notes.

                              BIRCH TELECOM, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                 (IN THOUSANDS)

                                                                1997       1998       1999
                                                              --------   --------   --------
OPERATING ACTIVITIES
Net loss....................................................  $(1,789)   $(16,208)  $(61,804)
Adjustments to reconcile net loss to net cash used in
  operating activities:
  Depreciation..............................................       27         720      7,948
  Amortization..............................................       --       1,588      2,880
  Provision for losses on accounts receivable...............       --         140        561
  Other.....................................................       50          16         34
  Changes in operating assets and liabilities, net of
    effects of acquisitions:
    Accounts receivable.....................................       --      (1,905)    (7,633)
    Inventory...............................................       --        (300)      (989)
    Prepaid expenses........................................       (7)       (370)    (1,907)
    Other intangibles.......................................       --          --     (2,065)
    Other assets............................................      (87)       (198)    (2,357)
    Accounts payable........................................      255       3,888      4,592
    Accrued expenses........................................       --       1,986      7,515
                                                              -------    --------   --------
  Net cash used in operating activities.....................   (1,551)    (10,643)   (53,225)
INVESTING ACTIVITIES
  Purchase of property and equipment........................     (128)    (21,550)   (41,360)
  Business acquisitions, net of cash acquired...............       --      (7,757)    (4,801)
  Amortization of discount on pledged securities............       --      (1,231)    (1,725)
  Maturity of pledged securities............................       --       7,692     16,100
  Purchase of pledged securities............................       --     (44,247)       (10)
                                                              -------    --------   --------
  Net cash used in investing activities.....................     (128)    (67,093)   (31,796)
FINANCING ACTIVITIES
  Proceeds from long-term debt..............................       --         123     10,000
  Proceeds from 14% senior notes............................       --     114,663         --
  Proceeds from convertible notes...........................       --       3,500         --
  Proceeds from issuance of preferred stock.................       --       9,500     70,000
  Proceeds from issuance of common stock and warrants.......    1,768         342         --
  Payment of financing costs................................     (129)     (4,922)    (8,804)
  Repayment of long-term debt...............................       --        (321)      (773)
  Repayment of capital lease obligations....................       --        (172)    (1,073)
  Payment of series A preferred stock dividends.............       --        (168)        --
  Borrowing (repayment) of notes payable to stockholders....      250        (524)        --
  Redemption of preferred stock.............................       --      (4,750)   (18,572)
  Redemption of common stock................................       --          --       (449)
                                                              -------    --------   --------
  Net cash provided by financing activities.................    1,889     117,271     50,329
                                                              -------    --------   --------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS........      210      39,535    (34,692)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR..............       --         210     39,745
                                                              -------    --------   --------
CASH AND CASH EQUIVALENTS AT END OF YEAR....................  $   210    $ 39,745   $  5,053
                                                              =======    ========   ========
Supplementary schedule of non-cash investing and financing
  activities:
  Amounts recorded in connection with acquisitions:
    Fair value of net assets acquired, net of cash
     acquired...............................................  $    --    $  5,064   $  2,693
    Fair value of intangible assets.........................       --      20,900      4,130
    Assumption of liabilities...............................       --      (2,430)      (939)
    Assumption of long-term debt and capital lease
     obligations............................................       --      (1,027)      (872)
    Issuance of series A preferred stock....................       --      (4,750)        --
    Issuance of series C preferred stock....................       --     (10,000)        --
    Issuance of common stock................................       --          --       (211)
  Common stock issued in exchange for other assets..........       50          --         --
  Property and equipment additions acquired through capital
    lease...................................................       --         728      2,099
  Property and equipment additions included in accounts
    payable.................................................       --       2,157      5,873
Supplemental disclosure of cash flow information:
  Cash payment for interest, net of interest capitalized of
    $436 in 1998 and $1,324 in 1999.........................       --       7,725     13,690

                            See accompanying notes.

                              BIRCH TELECOM, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. THE COMPANY

    Birch Telecom, Inc. was incorporated on December 23, 1996, as a Delaware corporation for the purpose of providing local, long distance, Internet access, and other communications services to business and residential customers. The consolidated financial statements of Birch Telecom, Inc. include the accounts of Birch Telecom, Inc. and the accounts of its wholly-owned subsidiaries (collectively, Birch). Birch currently serves certain markets in Missouri, Kansas and Texas. Birch's business is highly competitive and is subject to various federal, state and local regulations.

    Birch was in the development stage for the period from December 23, 1996 (date of inception) to February 10, 1998. Accordingly, Birch had no operating revenue and incurred operating losses and operating cash flow deficits during that period.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    CASH AND CASH EQUIVALENTS

    For purposes of reporting cash flows, Birch includes as cash and cash equivalents highly liquid investments with original maturities of three months or less.

    REVENUE RECOGNITION

    Revenue for communications services is recognized when customers use the associated services. Equipment revenue is recognized when systems or services are substantially complete. Revenue on billings to customers in advance of providing services is deferred and recognized when earned. Customers are not charged fees to activate initial service.

    COST OF SERVICES

    Cost of services includes local and long-distance services purchased from incumbent local exchange carriers, interexchange carriers and certain providers of fiber optic telephone networks. Cost of services also includes costs associated with the sale and installation of telephone systems.

    INVENTORY

    Inventory is carried at the lower of average cost or market determined on a first-in, first-out basis and consists primarily of parts and equipment used in the maintenance and installation of telephone systems.

    ADVERTISING COSTS

    Advertising costs are expensed as incurred and totaled $895,000 in 1998 and $3.0 million in 1999. There were no advertising costs in 1997.

                              BIRCH TELECOM, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    PROPERTY AND EQUIPMENT

    Property and equipment is stated at cost and depreciated using the straight-line method over the following estimated useful lives of the assets:

                                                               YEARS
                                                              --------
Communications network......................................    2-10
Buildings, furniture, fixtures and equipment................    2-40

    GOODWILL AND OTHER INTANGIBLES

    Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in Birch's acquisitions. Goodwill is being amortized over 25 years using the straight-line method. Accumulated amortization on goodwill totaled $599,000 at December 31, 1998 and $1.4 million at December 31, 1999.

    Other intangibles consist primarily of customer lists related to Birch's acquisitions, deferred financing costs and deferred line installation costs. Customer lists are amortized over 5 years using the straight-line method. The deferred financing costs are amortized over 5 to 10 years, the term of the associated financing, using the straight-line method. Deferred line installation costs are being amortized over 2 years, the approximate average life of customer contracts, using the straight-line method (see Note 6).

    Birch reviews its long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-lived Assets and Long-lived Assets to be Disposed of," for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If such events or changes in circumstances are present, a loss is recognized if the carrying value of the asset is in excess of the sum of the undiscounted cash flows expected to result from the use of the asset and its eventual disposition. An impairment loss is measured as the amount by which the carrying amount of the asset exceeds the fair value of the asset.

    INCOME TAXES

    Birch accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Birch recognizes deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Net deferred tax assets are reduced by a valuation allowance when appropriate (see
Note 14). Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

    STOCK OPTIONS

    Birch has adopted the disclosure provisions of SFAS No. 123, Accounting for Stock-Based Compensation, which establishes a fair value based method for the financial reporting of its stock-based employee compensation plans. However, as allowed by SFAS No. 123, Birch has elected to continue to measure compensation using the intrinsic value based method as prescribed by Accounting Principles

                              BIRCH TELECOM, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Board Opinion No. 25, Accounting for Stock Issued to Employees. Under this method, compensation is measured as the difference between the market value of the stock on the grant date, less the amount required to be paid for the stock. The difference, if any, is charged to expense over the vesting period of the options. The estimated market value used for the stock options granted was determined on a periodic basis by Birch's board of directors. In accordance with APB No. 25, Birch has recorded no compensation expense related to options granted because the exercise price is equal to the estimated market value of the stock on the date of grant (see Note 15).

    FAIR VALUES OF FINANCIAL INSTRUMENTS

    The carrying amount of cash and cash equivalents approximates fair value due to the short maturity of the instruments. The fair value of Birch's pledged securities was $38 million at December 31, 1998 and $23.3 million at December 31, 1999. The fair value of Birch's senior notes is estimated to be $106 million at December 31, 1998 and $115 million at December 31, 1999 based on the quoted market rates for the debt. The fair value of other long-term debt, accounts receivable, accounts payable and accrued expenses approximates the recorded value.

    USE OF ESTIMATES IN FINANCIAL STATEMENTS

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

    LOSS PER SHARE

    The net loss per share amount reflected on the consolidated statement of operations is based on the weighted-average number of common shares outstanding. Stock options and convertible preferred stock are anti-dilutive, and therefore excluded from the computation of earnings per share. In the future, these stock equivalents may become dilutive.

    RECLASSIFICATIONS

    Certain items in the 1997 and 1998 consolidated financial statements have been reclassified to be consistent with the classification in the 1999 consolidated financial statements.

    NEW ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which supersedes SFAS No. 80, Accounting for Futures Contracts, SFAS No. 105, Disclosure of Information About Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentration of Credit Risk, and SFAS
No. 119, Disclosures about Derivative Financial Instruments and Fair Value of Financial Instruments, and also amends certain aspects of other SFAS's previously issued. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the balance sheet and measure those instruments at fair value. SFAS No. 133 is effective for our consolidated financial statements for the

                              BIRCH TELECOM, INC.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) year ending December 31, 2001. We do not expect the impact of SFAS No. 133 to be material in relation to its consolidated financial statements.

3. ACQUISITIONS

    In February 1998, Birch merged with Valu-Line Companies, Inc. (Valu-Line) in a transaction valued at $19.5 million, consisting of $4.75 million in cash, 2,968,750 shares of series A preferred stock having an aggregate liquidation preference of $4.75 million and 6,250,000 shares of series C preferred stock having an aggregate liquidation preference of $10.0 million. Since 1982, Valu-Line has been primarily providing switched long distance services, customer premises equipment (CPE) sales and services and, since March 1997, local service.

    In May 1998, Birch acquired Boulevard Phone Company (Boulevard), a shared tenant service provider in the Kansas City metropolitan area, for $300,000 in cash and Telesource Communications, Inc. (Telesource), a CPE provider in the Kansas City metropolitan area, for $325,000 in cash.

    In September 1998, Birch acquired TFSnet, Inc. (TFSnet), an Internet service provider based in the Kansas City metropolitan area, for $2.65 million.

    In February 1999, Birch acquired American Local Telecommunications, LLC
(ALT), a competitive local exchange carrier based in the Dallas, Texas metropolitan area. The acquisition included substantially all assets of ALT. The total purchase price was approximately $1.6 million in cash and $211,000 in common stock.

    In March 1999, Birch acquired the stock of Capital Communications Corporation (Capital), a telecommunications equipment provider based in the St. Louis, Missouri metropolitan area. The total purchase price was approximately $3.0 million plus additional cash consideration, recorded as additional purchase price, based on local service lines converted to Birch's service from Capital's existing customer base, which totaled approximately $161,000 through December 31, 1999.

    All of the acquisitions referenced above were recorded using the purchase method of accounting. Accordingly, the operations of each are included in the consolidated statements of operations and cash flows from the date of acquisition.

    The following is unaudited pro forma information reflecting the effect of the 1998 acquisitions on the results as though they had been completed effective January 1, 1997 and 1998:


                                                                 YEARS ENDED
                                                                DECEMBER 31,
                                                            ---------------------
                                                              1997        1998
                                                            ---------   ---------
                                                            (IN THOUSANDS, EXCEPT
                                                               PER SHARE DATA)
Revenue...................................................   $18,847     $29,193
Net loss..................................................    19,325      28,921
Loss per common share.....................................      8.72        4.48


    The impact of the 1999 acquisitions was not material to our results of operations.

                              BIRCH TELECOM, INC.

4. ACCOUNTS RECEIVABLE

    The composition of accounts receivable, net as of December 31, 1998 and 1999 is as follows:

                                                               1998       1999
                                                             --------   --------
                                                               (IN THOUSANDS)
Billed.....................................................   $3,144    $ 9,312
Unbilled...................................................    1,129      2,756
                                                              ------    -------
                                                               4,273     12,068
Less allowance for doubtful accounts.......................      234        456
                                                              ------    -------
                                                              $4,039    $11,612
                                                              ======    =======

5. PROPERTY AND EQUIPMENT

    The composition of property and equipment as of December 31, 1998 and 1999 is as follows:

                                                              1998       1999
                                                            --------   --------
                                                              (IN THOUSANDS)
Communications network....................................  $ 5,966    $28,525
Buildings, furniture, fixtures and equipment..............    6,529     38,662
Construction in progress..................................   14,405      3,005
                                                            -------    -------
                                                             26,900     70,192
Less accumulated depreciation and amortization............      747      8,080
                                                            -------    -------
Property and equipment, net...............................  $26,153    $62,112
                                                            =======    =======

6. OTHER INTANGIBLES

    The composition of other intangible assets, net as of December 31, 1998 and 1999 is as follows:


                                                               1998       1999
                                                             --------   --------
                                                               (IN THOUSANDS)
Customer lists.............................................   $3,525    $ 4,225
Preferred stock issuance costs.............................      325      6,989
Deferred financing costs...................................    4,630      6,412
Deferred installation costs................................       --      2,363
Other......................................................      153        330
                                                              ------    -------
                                                               8,633     20,319
Less accumulated amortization..............................    1,013      3,408
                                                              ------    -------
Other intangibles, net.....................................   $7,620    $16,911
                                                              ======    =======


7. DEBT, PLEDGED SECURITIES AND WARRANTS

    During December 1999, Birch completed a $75 million senior credit facility which increased to $125 million during syndication in February 2000. The financing provides for a $25 million reducing revolver and $100 million in multi-draw term loans. The revolver is available for general corporate

                              BIRCH TELECOM, INC.

7. DEBT, PLEDGED SECURITIES AND WARRANTS (CONTINUED) purposes of Birch's subsidiaries and the term loans are to be used to finance the development, design, installation and acquisition of telecommunications equipment, inventory network assets and back office systems. At Birch's election, the borrowings bear interest at either the Prime Rate plus a margin ranging from 1.50% to 2.50% or the London Interbank Offered Rate (LIBOR) plus a margin ranging from 2.75% to 3.75%. The applicable margins are based upon Birch's debt to EBITDA ratio, as defined by the senior credit facility. Interest is paid quarterly in arrears for loans bearing interest based upon Prime and/or on the last day of each relevant interest period, for periods not in excess of three months, for LIBOR loans. For LIBOR loans with interest periods of longer than three months, interest is paid each day which is three months after the first day of such interest period and the last day of such interest period. Commitment fees are paid quarterly in arrears on the average unused committed portion of the Facility, ranging from 0.75% to 1.25%. The applicable percentages are based upon Birch's average borrowings in relation to the average borrowing availability, as defined by the senior credit facility. For the year ended December 31, 1999 commitment fees totaled $25,174. Principal payments begin March 2003 and the credit facility matures December 30, 2006. The senior credit facility is secured by a perfected first priority security interest in substantially all of Birch's assets and capital stock. Deferred financing costs incurred amounting to $1.5 million at December 31, 1999 are being amortized over the life of the credit facility using the straight-line method. Amortization for the year ended December 31, 1999 was not significant.


    During June 1998, Birch completed a $115 million private offering of 14% senior notes due June 2008 and 115,000 warrants to purchase 2,530,473 shares of common stock. Interest on the senior notes is payable semi-annually in arrears on June 15 and December 15 of each year. Warrants are exercisable at $0.006 per share and expire June 2008. Birch received net proceeds from the senior notes of $110.2 million and concurrently purchased pledged securities of $44.2 million. The pledged securities are restricted for interest payments on the senior notes and, together with the interest accruing thereon, will be used to satisfy such interest payments through June 2001. Birch classifies its pledged securities, consisting of $37.8 million at December 31, 1998 and $23.4 million at December 31, 1999 of U.S. Treasury securities, as held to maturity recorded at amortized cost and maturing between six and eighteen months. A portion of the proceeds from the senior notes, $337,000, was allocated to the warrants, and the resulting debt discount is being amortized over the life of the debt on the straight-line method, which does not differ materially from the effective interest method. Unamortized discount was $319,000 at December 31, 1998 and $285,000 at December 31, 1999. The amount allocated to the warrants represents the estimated fair value of the warrants at the date of issuance. Deferred financing costs incurred amounting to $4.9 million at December 31, 1999 are being amortized over the life of the senior notes using the straight-line method. Accumulated amortization on the financing costs totaled $1.5 million at December 31, 1999. The senior notes rank pari pasu in right of payment to all existing and future senior indebtedness of Birch and rank senior in the right of payment to all existing and future subordinated indebtedness of Birch.


    A Registration Statement on Form S-4, registering Birch's 14% senior notes and exchanging the outstanding senior notes for exchange notes, was declared effective by the Securities and Exchange Commission (SEC) in March 1999. The terms and conditions of the exchange notes are identical to those of the senior notes in all material respects.

    The senior credit facility and the senior notes indenture contain certain covenants which, among other things, restrict the ability of Birch to incur additional indebtedness, pay dividends or make

                              BIRCH TELECOM, INC.

7. DEBT, PLEDGED SECURITIES AND WARRANTS (CONTINUED) distributions of Birch's or its subsidiaries' stock, enter into sale and leaseback transactions, create liens, enter into transactions with affiliates or related persons, consolidate, merge or sell all of its assets. Birch was in compliance with these covenants at December 31, 1999.

    Birch's debt consisted of the following at December 31, 1998 and 1999:

                                                            1998       1999
                                                          --------   --------
                                                            (IN THOUSANDS)
14% senior notes........................................  $114,681   $114,715
                                                          ========   ========
Senior credit facility:
  Equipment term loans..................................  $     --   $ 10,000
                                                          --------   --------
    Total senior credit facility........................  $     --   $ 10,000
                                                          ========   ========
Other long-term debt, interest accruing between 8.6% and
  9.8%, maturing through 2013, secured by buildings.....  $    345   $    244
Less current maturities.................................        13         10
                                                          --------   --------
                                                          $    332   $    234
                                                          ========   ========

    Assets securing the other long-term debt totaled $814,000 at December 31, 1998 and $766,237 at December 31, 1999, net of accumulated depreciation of $19,000 at December 31, 1998 and $35,037 at December 31, 1999.

    Principal payments required on the outstanding debt during each of the next five years are as follows (IN THOUSANDS):

2000........................................................  $      10
2001........................................................         10
2002........................................................         11
2003........................................................      5,012
2004........................................................      5,014
Thereafter..................................................    114,902
                                                              ---------
                                                              $ 124,959
                                                              =========

8. CAPITAL LEASE OBLIGATIONS

    Birch leases telecommunications equipment, computer equipment and automobiles under capital leases with imputed interest between 8.0% and 12.0%. Assets under capital leases totaled $1.5 million at December 31, 1998 and $3.6 million at December 31, 1999, net of accumulated amortization of $210,000 at December 31, 1998 and $1.1 million at December 31, 1999. The future minimum lease

                              BIRCH TELECOM, INC.

8. CAPITAL LEASE OBLIGATIONS (CONTINUED) payments under the capital leases and the present value of the net minimum lease payments as of December 31, 1999 are as follows (IN THOUSANDS):

2000........................................................   $1,528
2001........................................................      545
2002........................................................       92
2003........................................................       57
2004........................................................       --
                                                               ------
Total minimum lease payments................................    2,222
Less amount representing interest...........................       96
                                                               ------
Present value of net minimum lease payments.................    2,126
Less current maturities.....................................    1,290
                                                               ------
                                                               $  836
                                                               ======

    Amortization expense for assets under capital leases was $157,000 for 1998 and $974,165 for 1999.

9. CAPITAL STRUCTURE


    During 1997, $1.8 million of common stock and $18,000 of warrants were sold to management and equity investors for $1.00 and $0.01 per share, respectively. The warrants entitled the holders to purchase an additional 1.8 million shares of common stock at $1.00 per share.



    During February and March 1998, Birch issued $9.5 million of series B preferred stock at $4.50 per share and $3.5 million of convertible notes generating net proceeds of $12.4 million, converted all existing common stock to series C preferred stock, terminated common stock warrants, canceled the 1997 stock option plan, created the 1998 stock option plan and issued 852,176 shares of common stock to employees of Birch. Also during February 1998, Birch issued $4.75 million of series A preferred stock and $10.0 million of series C preferred stock in connection with the Valu-Line merger. Birch redeemed the series A preferred stock in June 1998. Also in June 1998, the convertible notes were converted into series B preferred stock.


    During July and August 1999, Birch issued $10 million of series D preferred stock and $60 million of series F preferred stock at $4.50 per share. Options were granted to purchase $25 million of series F preferred stock at $4.75 per share and $25 million of series F preferred stock at $5.00 per share which expire on April 13, 2000. Additionally, Birch repurchased $10 million of series C preferred stock at $4.50 and recapitalized the series B preferred stock converting it into a new series B preferred stock and a new series E preferred stock. The series E preferred stock was then redeemed for $8.6 million. Net proceeds generated from these transactions totaled $44.4 million.

    AUTHORIZED SHARES


    At December 31, 1999, Birch had shares authorized totaling 80 million shares of common stock and 55 million shares of preferred stock. The preferred stock has designations of 8.75 million shares of series B, 8.5 million shares of series C, 2.2 million shares of series D, 1.9 million shares of series E and 30 million shares of series F.

                              BIRCH TELECOM, INC.

9. CAPITAL STRUCTURE (CONTINUED)
    RIGHTS


    All shares of preferred stock are convertible into 1.795 shares of common stock and contain certain voting rights. The common stock also has voting rights similar to the series C preferred stock. The series B, series D and series F preferred stock have additional voting rights in certain circumstances. Additionally, the series F preferred stock contains mandatory redemption rights based on certain senior management retention. In the event of mandatory redemption, the shares are redeemable for amounts similar to the liquidation preference discussed below.


    LIQUIDATION RIGHTS

    Birch's series D and series F preferred stock have a liquidation preference over the series B and series C preferred stock and common stock at the greater of (i) the purchase price plus accrued but unpaid dividends or (ii) the amount the holders would have received upon liquidation if such shares of series D and series F preferred stock had been converted to common stock immediately prior to liquidation. Birch's series B preferred stock has a liquidation preference only over series C preferred stock and common stock at an amount equal to the sum of the purchase price plus accrued but unpaid dividends. series C preferred stock has preference only over common stock at an amount equal to the sum of the purchase price plus accrued but unpaid dividends.

    DIVIDENDS

    The series B preferred stock accrued cumulative compounding dividends at 15% per annum until the series B was converted and restated into new series B. At that time, the rights and preferences were amended and restated to remove the mandatory dividend rights and now the series B cumulates cash dividends at 15% per annum, amounting to $814,000 at December 31, 1999. The series C preferred stock has a 10% non-cumulative cash dividend and the series D preferred stock cumulates cash dividends at a rate of 15% per annum, totaling $750,000 at December 31, 1999. Only the series F preferred stock contains mandatory dividend rights. Accrued cash dividends on series F preferred stock totaled $3.6 million at December 31, 1999, as reflected in stockholders' equity. Common stock dividends, if any, will be declared at the discretion of Birch's board of directors. Birch has not paid any cash dividends on common stock since inception and does not intend to pay any in the foreseeable future. Restrictions contained in the senior credit facility agreement and the senior notes indenture prohibit Birch from paying certain dividends on its capital stock.

    On June 23, 1998, Birch paid a stock dividend, in the amount of 0.055 shares per share, to the holders of Birch's series B preferred stock, series C preferred stock and common stock as of June 15, 1998. Dividends paid on series A preferred stock in 1998 totaled $168,000.

                              BIRCH TELECOM, INC.

10. RELATED-PARTY TRANSACTIONS

    During December 1997, Birch borrowed $250,000 from Birch's principal stockholder under a note payable. The note payable was fully repaid in February 1998.

    Birch acquired notes payable to Valu-Line shareholders totaling $274,000 in the Valu-Line merger. These notes were fully repaid during 1998.

    A broadcasting company owned by one of the Birch's shareholders rented office space from Birch for $30,000 during 1998 and $29,187 during 1999. Birch purchased advertising from the broadcasting company totaling $40,000 in 1998 and $30,360 in 1999.

    A real estate company owned by the President of Birch's equipment division was paid $3,588 for building maintenance in 1998 and $12,587 in 1999.

11. COMMITMENTS AND CONTINGENCIES

    Future minimum rental commitments at December 31, 1999 for all noncancelable operating leases, consisting mainly of leases for office space and equipment, are as follows (IN THOUSANDS):

2000........................................................  $ 2,766,794
2001........................................................    3,042,829
2002........................................................    2,925,940
2003........................................................    2,567,295
2004........................................................    2,443,322
Thereafter..................................................    7,769,655
                                                              -----------
Total.......................................................  $21,515,835
                                                              ===========

    Total rent expense was $81,000 in 1997, $485,000 in 1998 and $1.5 million in 1999. Birch may renew leases on its corporate offices in terms ranging from three to ten years at rates approximating the prevailing market. Renewal rentals are excluded from the table.

    Various suits arising in the ordinary course of business are pending against Birch. Management cannot predict the final outcome of the actions, but believes they will not be material to Birch's financial statements.

12. EMPLOYEE BENEFIT PLAN

    Birch sponsors a 401(k) profit-sharing plan covering substantially all employees under which employees can contribute up to 15% of their annual salary subject to annual maximum limitations. Employees can participate after meeting the plan's eligibility requirements. Birch may also make discretionary contributions. Birch contributions to the plan were $148,000 in 1998 and $594,925 in 1999.

13. EMPLOYMENT AGREEMENTS

    Birch has entered into employment agreements with certain executive employees which provide for payments to be made in connection with certain termination of employment or change of control. The benefits include cash compensation, immediate vesting of outstanding stock options and coverage under Birch's group health plan.

                              BIRCH TELECOM, INC.

14. INCOME TAXES

    Net deferred taxes consist of the following as of December 31, 1998 and 1999:

                                                             1998       1999
                                                           --------   --------
                                                             (IN THOUSANDS)
Deferred tax assets:
  Net operating loss carryforwards.......................  $ 5,528    $ 28,770
  Accruals and reserves not currently deductible.........       91         182
  Other..................................................      668         614
                                                           -------    --------
                                                             6,287      29,566
  Valuation allowance....................................   (5,799)    (28,741)
                                                           -------    --------
                                                               488         825
Deferred tax liabilities:
  Property and equipment.................................      488         825
                                                           -------    --------
                                                           $    --    $     --
                                                           =======    ========

    Net income tax benefits of approximately $5.1 million in 1998 and $22.9 in 1999 have been offset by increases in the valuation allowance. At December 31, 1999, Birch had operating loss carryforwards for federal income tax purposes of approximately $71.9 million, expiring in 2013 and 2014.

    The primary difference that caused the effective tax rate to vary from the statutory federal income tax rate of 35% was the valuation allowance.

15. STOCK OPTION PLAN

    At December 31, 1997, Birch had granted options to purchase common stock under the 1997 stock option plan. The options granted had a term of 10 years and vested over a four-year period. This plan was terminated and superseded in 1998 by the 1998 employee stock option plan. No options were or ever will be exercised and no shares were or will ever be issued under the terminated and superseded 1997 stock option plan.

    Stock option activity under the 1997 stock option plan was as follows:


                                                                     WEIGHTED-
                                                                    AVERAGE PER
                                                                   SHARE EXERCISE
                                                        SHARES         PRICE
                                                      ----------   --------------
Granted.............................................   4,995,485      $ 0.557
Exercised...........................................          --           --
Forfeited...........................................          --           --
                                                      ----------
Outstanding at December 31, 1997....................   4,995,485        0.557
Terminated..........................................  (4,995,485)       0.557
                                                      ----------
Outstanding at December 31, 1998....................          --           --
                                                      ==========

                              BIRCH TELECOM, INC.

15. STOCK OPTION PLAN (CONTINUED)
    Stock option activity under the 1998 employee stock option plan was as follows:


                                                                     WEIGHTED-
                                                                    AVERAGE PER
                                                                   SHARE EXERCISE
                                                        SHARES         PRICE
                                                      ----------   --------------
Granted.............................................   9,142,050       $0.135
Exercised...........................................  (8,197,566)       0.001
Forfeited...........................................     (25,579)       1.393
                                                      ----------
Outstanding at December 31, 1998....................     918,905        1.300

Granted.............................................   3,221,666        2.142
Exercised...........................................          --           --
Forfeited...........................................    (495,196)       1.692
                                                      ----------
Outstanding at December 31, 1999....................   3,645,375        1.999
                                                      ==========



    At December 31, 1999, 192,905 options were exercisable with a weighted average exercise price of $1.212. At December 31, 1998, 9,627 options were exercisable with a weighted average exercise price of $0.001.



    The 1998 employee stock option plan authorized the grant of options for up to 11,121,542 shares of Birch's common stock. The options have a term of 10 years and vest over a four-year period. All options exercised during 1998 were for options granted with an early exercise provision. The shares from exercised options continue to be subject to the four-year vesting period. No options expired during 1998 or 1999.



    Options granted in 1998 and 1999 had exercise prices approximating the market value of the common stock. Exercise prices for options outstanding at December 31, 1999 ranged from $0.001 to $2.507. The weighted-average remaining contractual life of those options is 9.4 years. The weighted-average fair values of options granted during the years ended December 31, 1998 and 1999 equaled $0.028 and $0.407, respectively. At December 31, 1999, Birch has reserved 2,923,976 shares of common stock for issuance under the 1998 stock option plan.


    Birch estimated the fair value of each option grant using the minimum value method permitted by SFAS No. 123 for entities not publicly traded. Birch used the following assumptions in the calculation: risk-free interest rate of 5.25%, expected life of four years and no dividends being paid over the life of the options. Under the minimum value method, the volatility factor is excluded. Had compensation cost for the stock based compensation plan been determined as prescribed by SFAS No. 123, the net loss and loss per common share would have been as follows for the years ended December 31, 1997, 1998 and 1999:


                                                    1997        1998        1999
                                                  ---------   ---------   ---------
                                                   (IN THOUSANDS, EXCEPT PER SHARE
                                                                DATA)
Net loss--as reported...........................   $(1,789)   $(16,208)   $(61,804)
Net loss--pro forma.............................    (1,921)    (16,384)    (62,411)
Loss per share--Basic and Diluted--Pro Forma....     (0.87)      (2.65)      (7.45)

                              BIRCH TELECOM, INC.

16. SIGNIFICANT SUPPLIERS

    Birch purchased telephone services from Southwestern Bell Telephone amounting to 35% of cost of services in 1998 and 65% in 1999. Birch is dependent upon incumbent telephone companies, such as Southwestern Bell, for the supply of fiber optic networks that we use. Birch purchased switches and other network equipment and software from Lucent Technologies amounting to $12.9 million in 1998 and $9.9 million in 1999.

17. YEAR 2000 ISSUE--UNAUDITED

    The Year 2000 issue is the result of computer programs being written using two digits rather than four to define the applicable year. Any of Birch's computer programs that have date-sensitive software may recognize the date using "00" as the year 1900 rather than the year 2000. Birch completed all Year 2000 readiness work and experienced no significant problems as a result of the new year. Birch does not believe it has continued exposure to the Year 2000 problem and does not expect further costs incurred in relation to the Year 2000 issue to be substantial.

18. QUARTERLY DATA--UNAUDITED

    The following table includes summarized quarterly financial data for the years ended December 31:


                                                                        QUARTERS
                                                        -----------------------------------------
                                                         FIRST      SECOND     THIRD      FOURTH
                                                        --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
1998:
Revenue...............................................  $ 3,705    $  6,060   $  7,478   $  8,844
Gross margin..........................................    1,063       1,628      2,305      2,205
Loss from operations..................................     (567)     (1,486)    (2,996)    (5,827)
Net loss..............................................     (623)     (1,766)    (5,468)    (8,351)
Loss per common share--basic and diluted..............    (0.44)      (0.31)     (0.66)     (0.98)

1999:
Revenue...............................................  $10,636    $ 13,975   $ 17,022   $ 18,905
Gross margin..........................................    2,711       3,574      3,753      4,142
Loss from operations..................................   (7,128)     (9,525)   (13,710)   (19,330)
Net loss..............................................   (9,936)    (12,639)   (16,690)   (22,539)
Loss per common share--basic and diluted..............    (1.15)      (1.44)     (1.91)     (2.95)


19. SUBSEQUENT EVENTS


    Since December 31, 1999, Birch has borrowed an additional $40 million through March 31, 2000 under the term loan portion of the senior credit facility.


    On March 23, 2000 an affiliate of Kohlberg Kravis Roberts & Co. exercised its options to purchase an additional $50.0 million of Birch's series F preferred stock (see note 9).


    March 23, 2000, Birch filed a registration statement on Form S-1 relating to a proposed initial public offering of its common stock. All outstanding shares of Birch's preferred stock will automatically convert into shares of common stock upon completion of the proposed offering.



    On March 31, 2000, the board of directors and stockholders of Birch approved a stock split of 1.795 shares for each outstanding share of common stock. The conversion ratio of the preferred stock was adjusted accordingly. All references in the financial statements and related notes to the number of shares of common stock and per share amounts have been restated to reflect the stock split.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors
Valu-Line Companies, Inc.

    We have audited the accompanying consolidated balance sheet of the Valu-Line Companies, Inc. (the Company) as of December 31, 1997, and the related consolidated statements of income and retained earnings, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Valu-Line Companies, Inc. at December 31, 1997 and the consolidated results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

                                             Ernst & Young LLP
Kansas City, Missouri

May 15, 1998

                           VALU-LINE COMPANIES, INC.

                           CONSOLIDATED BALANCE SHEET

                               DECEMBER 31, 1997

                       (IN THOUSANDS, EXCEPT SHARE DATA)

ASSETS
Current assets:
  Cash and cash equivalents.................................   $  258
  Accounts receivable, net of allowance of $70..............    1,790
  Other receivables--related parties........................       97
  Inventories...............................................      530
  Prepaid expenses..........................................       37
  Income taxes receivable...................................       30
  Other assets..............................................       60
  Deferred income taxes.....................................       71
                                                               ------
Total current assets........................................    2,873
Property and equipment, net.................................    1,612
Other assets................................................      317
                                                               ------
Total assets................................................   $4,802
                                                               ======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current maturities of long-term debt and capital lease
    obligation..............................................   $  110
  Notes payable--related parties............................      240
  Accounts payable..........................................    1,262
  Accrued expenses..........................................      225
  Customer deposits.........................................       39
  Accrued salaries and commissions..........................      266
  Deferred revenue..........................................      287
                                                               ------
Total current liabilities...................................    2,429
Long-term debt, net of current maturities...................      345
Capital lease obligation, net of current maturities.........      336
Deferred income taxes.......................................       27

STOCKHOLDERS' EQUITY
Common stock, no par value, 100,000 shares authorized;
  10,360 issued and outstanding.............................      181
Retained earnings...........................................    1,484
                                                               ------
Total stockholders' equity..................................    1,665
                                                               ------
Total liabilities and stockholders' equity..................   $4,802
                                                               ======

                            See accompanying notes.

                           VALU-LINE COMPANIES, INC.

             CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

                          YEAR ENDED DECEMBER 31, 1997

                (IN THOUSANDS EXCEPT SHARES AND PER SHARE DATA)

Revenue:
  Communications services, net..............................  $13,785
  Equipment sales, net......................................    3,016
                                                              -------
Total revenue...............................................   16,801
Cost of services:
  Cost of communications services...........................    9,859
  Cost of equipment sales...................................    1,983
                                                              -------
Total cost of services......................................   11,842
                                                              -------
Gross margin................................................    4,959
Selling, general and administrative.........................    4,067
Depreciation and amortization...............................      341
                                                              -------
Income from operations......................................      551
Interest expense............................................       97
                                                              -------
Income before income taxes..................................      454
Income tax expense..........................................      186
                                                              -------
Net income..................................................      268
Retained earnings, beginning of year........................    1,216
                                                              -------
Retained earnings, end of year..............................  $ 1,484
                                                              =======
Earnings per share--basic and diluted.......................  $ 25.87
                                                              =======
Common shares outstanding--basic and diluted................   10,360

                            See accompanying notes.

                           VALU-LINE COMPANIES, INC.

                      CONSOLIDATED STATEMENT OF CASH FLOWS

                          YEAR ENDED DECEMBER 31, 1997

                                 (IN THOUSANDS)

OPERATING ACTIVITIES
Net income..................................................    $268
Adjustments to reconcile net income to net cash from
  operating activities:
  Depreciation and amortization.............................     341
  Deferred income taxes.....................................     (14)
  Income tax expense........................................      73
  Changes in operating assets and liabilities:
    Accounts receivable.....................................    (660)
    Other receivables--related parties......................     (52)
    Inventory...............................................     (94)
    Income taxes receivable/payable.........................     (56)
    Accounts payable........................................     520
    Accrued expenses and other current liabilities..........     304
    Other...................................................    (142)
                                                                ----
Net cash provided by operating activities...................     488
INVESTING ACTIVITIES
Purchase of property and equipment..........................    (243)
                                                                ----
Net cash used in investing activities.......................    (243)
FINANCING ACTIVITIES
Payment of notes payable....................................     (11)
Payment of notes payable--related parties...................     (44)
Payment of capital lease obligation.........................     (90)
                                                                ----
Net cash used in financing activities.......................    (145)
                                                                ----
Net increase in cash and cash equivalents...................     100
Cash and cash equivalents, beginning of year................     158
                                                                ----
Cash and cash equivalents, end of year......................    $258
                                                                ====

                            See accompanying notes.

                           VALU-LINE COMPANIES, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                          YEAR ENDED DECEMBER 31, 1997

1. THE COMPANY

    These consolidated financial statements include the accounts of Valu-Line Companies, Inc., a Kansas Corporation, and its wholly-owned subsidiaries (collectively, the "Company"), Valu-Line of Kansas, Inc. and IS Advertising. The Company was acquired by Birch Telecom, Inc. in February 1998 (see NOTE 10). The accounts of Valu Broadcasting, Inc. and Steve Sauder Real Estate, respectively, a wholly-owned subsidiary of and a division of Valu-Line Companies, Inc., both of which were spun off in December 1997, have been excluded for all periods from these consolidated financial statements in order to reflect financial position and operating results on a basis consistent with the businesses acquired by Birch Telecom, Inc. All intercompany balances and transactions have been eliminated in consolidation.

    The Company provides local, long distance, Internet, customer premises equipment and other communications services to business and residential customers in the state of Kansas.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    CASH AND CASH EQUIVALENTS

    For purposes of reporting cash flows, the Company includes as cash and cash equivalents, cash and marketable securities with original maturities of three months or less.

    REVENUE RECOGNITION

    Revenue from communications services is recognized when the services are provided. Revenue on billings to customers in advance of providing services is deferred and recognized when earned.

    CONCENTRATION OF CREDIT RISK

    The Company is exposed to concentrations of credit risk principally from customer accounts receivable. At December 31, 1997, the Company's customers are located in the state of Kansas. The Company performs ongoing credit evaluations of its customers as a means to reduce credit risk.

    FAIR VALUES OF FINANCIAL INSTRUMENTS

    As of December 31, 1997, the fair values of the Company's financial instruments, including cash equivalents and notes payable--related parties, approximate their carrying value.

    INVENTORIES

    Inventories, which consist of customer premises communications equipment held for sale and supplies, are valued at lower of average cost or market.

    PROPERTY AND EQUIPMENT

    Property and equipment, including assets held under capital leases, are stated at cost and are depreciated using the straight-line method over the estimated useful lives of the related assets or lease term.

                           VALU-LINE COMPANIES, INC.

                          YEAR ENDED DECEMBER 31, 1997

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    USE OF ESTIMATES IN FINANCIAL STATEMENTS

    The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT

    The components of property and equipment at December 31, 1997 are as follows:

                                                     ESTIMATED
                                                    USEFUL LIVES        1997
                                                    ------------   --------------
                                                                   (IN THOUSANDS)
Telecommunications and other equipment............  5 years        $        1,103
Office equipment, furniture and other.............  3-7 years               1,178
Buildings and improvements........................  40 years                  683
                                                                   --------------
                                                                            2,964
Accumulated depreciation and amortization.........                         (1,352)
                                                                   --------------
                                                                   $        1,612
                                                                   ==============

    Telecommunication equipment under capital lease was $607,000 at December 31, 1997. Accumulated amortization totaled $194,000 as of December 31, 1997. Amortization of assets under capital lease is included in depreciation and amortization expense. Interest expense associated with the obligations under these leases amounted to $47,000 in 1997.

4. CAPITAL LEASE OBLIGATION

    The Company leases telecommunications equipment under a capital lease. The future minimum lease payments under the capitalized lease and the present value of the net minimum lease payments as of December 31, 1997 are as follows (IN THOUSANDS):

1998........................................................    $137
1999........................................................     137
2000........................................................     137
2001........................................................      57
2002........................................................      57
2003........................................................      57
                                                                ----
Total minimum lease payments................................     582
Less amount representing interest...........................    (147)
                                                                ----
Present value of net minimum lease payments with interest at
  10.0%.....................................................     435
Less current maturities.....................................     (99)
                                                                ----
                                                                $336
                                                                ====

                           VALU-LINE COMPANIES, INC.

                          YEAR ENDED DECEMBER 31, 1997

5. LONG TERM DEBT AND NOTES PAYABLE

    The Company entered into a note payable with a financial institution in the amount of $300,000 in 1992 to finance the remodeling of a building. The note is payable in monthly installments through 2007. Interest is payable at prime plus 1 1/2% (10.0% at December 31, 1997). The note is secured by the building and the deposit accounts of the Company with the financial institution. The outstanding principal balance on the note was $262,000 at December 31, 1997.

    In 1996, the Company issued a note payable of $100,000 to finance the purchase of an office building. The note is payable in monthly installments through 2011. Interest is payable at a variable rate (8.90% at December, 31, 1997). The note is secured by the building. The outstanding principal balance on the note was $94,000 at December 31, 1997.

    Maturities on the aforementioned notes payable are as follows (IN
THOUSANDS):

1998........................................................    $ 11
1999........................................................      13
2000........................................................      14
2001........................................................      15
2002........................................................      17
Thereafter..................................................     286
                                                                ----
Total.......................................................    $356
                                                                ====

    The Company also has notes payable to officers of the Company and members of their families. The notes are unsecured and payable on demand. Interest is payable at the treasury rate (5.85% at December 31, 1997). The outstanding principal balance on these notes was $240,000 at December 31, 1997. Principal and interest payments were $128,000 in 1997.

    Total interest paid in 1997 was $97,000.

6. EMPLOYEE BENEFIT PLAN

    The Company sponsors a 401(k) profit-sharing plan covering substantially all employees under which employees can contribute up to 15% of their annual salary subject to annual Internal Revenue Code maximum limitations. Employees can participate after meeting the plan's eligibility requirements. The Company may make a discretionary contribution. Company contributions to the plan were $81,000 in 1997.

                           VALU-LINE COMPANIES, INC.

                          YEAR ENDED DECEMBER 31, 1997

7. INCOME TAXES

    The income tax expense (benefit) consisted of the following:

                                                                    YEAR ENDED
                                                                 DECEMBER 31, 1997
                                                                 -----------------
                                                                  (IN THOUSANDS)
Current:
  Federal.................................................             $175
  State...................................................               25
                                                                       ----
Total Current.............................................              200
Deferred:
  Federal.................................................              (12)
  State...................................................               (2)
                                                                       ----
Total deferred............................................              (14)
                                                                       ----
Income tax expense........................................             $186
                                                                       ====

    The differences between the amount computed by applying the statutory federal income tax rate to income before income taxes and the provision for income taxes are as follows:

                                                                    YEAR ENDED
                                                                 DECEMBER 31, 1997
                                                                 -----------------
                                                                  (IN THOUSANDS)
Tax computed at statutory rate............................             $159
State taxes, net of federal effect........................               22
Other, net................................................                5
                                                                       ----
Income tax expense........................................             $186
                                                                       ====

    Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for federal and state income tax purposes. Significant components of the Company's deferred tax assets and liabilities at December 31, 1997 are as follows (IN THOUSANDS):

Deferred tax assets (current):
  Accrued liabilities.......................................    $32
  Allowance for doubtful accounts...........................     28
  Inventory capitalization..................................     11
                                                                ---
                                                                 71
Deferred tax liability (noncurrent):
  Depreciation..............................................     27
                                                                ---
Net deferred tax assets.....................................    $44
                                                                ===

    Net cash paid for income taxes for the year ended December 31, 1997 was $225,000.

                           VALU-LINE COMPANIES, INC.

                          YEAR ENDED DECEMBER 31, 1997

8. ADDITIONAL FINANCIAL INFORMATION

    RELATED PARTIES

    In 1997 Valu-Line provided services principally related to rent and operating costs to Valu-Broadcasting, Inc., an affiliate of Valu-Line at the time of the transactions, in the amount of $81,000. Valu-Line also received services principally related to advertising from Valu-Broadcasting, Inc. in the amount of $41,000 in 1997. In February 1998, Valu-Line merged with and into the Company pursuant to the Merger.

    MAJOR SUPPLIER INFORMATION

    Cost of communications services provided by Southwestern Bell approximated 40% of the total cost of communication services for the year ended December 31, 1997. Equipment purchases from Toshiba approximated 59% of cost of equipment sales for the year ended December 31, 1997.

9. COMMITMENTS AND CONTINGENCIES

    Minimum rental commitments at year-end 1997 for all noncancelable operating leases, consisting mainly of leases for office space and vehicles, are as follows (IN THOUSANDS):

1998........................................................    $30
1999........................................................     19
2000........................................................      9
                                                                ---
Thereafter..................................................    $58
                                                                ===

    Total rent expense for 1997 was $56,000.

10. SUBSEQUENT EVENT

    In February 1998, the Company was acquired by Birch Telecom, Inc. for $19,500,000. Shareholders of the Company received $4,750,000 of cash and $14,750,000 of preferred stock in Birch Telecom, Inc.

11. YEAR 2000 COMPLIANCE--UNAUDITED

    Year 2000 issues arise from computer programs written using two digits rather than four to define the applicable year. Any of the Company's computer programs that have time-sensitive software may recognize a date using 00 as the year 1900 rather than the year 2000. This could result in a system failure or miscalculation causing disruptions of operations, including, among other things, a temporary inability to process transactions, send invoices or engage in similar normal business activities.

    Based on ongoing assessments, the Company determined that it will be required to modify or replace portions of its software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The Company presently believes that with modifications to existing software and conversions to new software, the year 2000 issue will not pose significant operational problems for its computer systems. The Company estimates it will incur minimal expenses to modify and convert its systems and anticipates completing the year 2000 project by the year ending December 31, 1998.

                           VALU-LINE COMPANIES, INC.

                          YEAR ENDED DECEMBER 31, 1997

11. YEAR 2000 COMPLIANCE--UNAUDITED (CONTINUED)
    While the Company believes that its systems will be year 2000 compliant, there can be no assurance until the year 2000 occurs that all systems will function adequately. In addition, the Company interconnects and uses various local exchange companies' facilities to service its customers, and such facilities currently utilize numerous, date-sensitive computer applications. If these facilities are not year 2000 compliant, or if the systems of other local exchange companies, long distance carriers and others upon which the Company relies are not year 2000 compliant, it could have a material effect on the Company's business, operating results and financial condition.

                               12,500,000 SHARES


                                     [LOGO]

                                  COMMON STOCK

                                 --------------

                                   PROSPECTUS
                                 --------------

                                LEHMAN BROTHERS

                            BEAR, STEARNS & CO. INC.

                          DONALDSON, LUFKIN & JENRETTE

                          FIRST UNION SECURITIES, INC.

                               J.P. MORGAN & CO.

                           THOMAS WEISEL PARTNERS LLC

                            FIDELITY CAPITAL MARKETS
             A DIVISION OF NATIONAL FINANCIAL SERVICES CORPORATION

                                       , 2000

                                    PART II
                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    Set forth below is a table of the registration fee for the Securities and Exchange Commission, the filing fee for the National Association of Securities Dealers, Inc., the listing fee for the Nasdaq National Market and estimates of all other expenses to be incurred in connection with the issuance and distribution of the securities described in the Registration Statement, other than underwriting discounts and commissions:


SEC registration fee........................................  $   60,720
NASD filing fee.............................................      23,500
Nasdaq listing fee..........................................      94,000
Blue Sky fee................................................       5,000
Printing and engraving expenses.............................      *
Legal fees and expenses.....................................      *
Accounting fees and expenses................................      *
Transfer agent and registrar fees...........................      *
Miscellaneous...............................................      *
                                                              ----------
  Total.....................................................  $2,000,000
                                                              ==========


------------------------

*   To be completed by amendments.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    We are a Delaware corporation. Reference is made to Section 102(b)(7) of the Delaware General Corporation Law (the "DGCL"), which enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,
(iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payments of dividends of unlawful stock purchase or redemptions), or (iv) for any transaction from which a director derived an improper personal benefit.

    Reference is also made to Section 145 of the DGCL, which provides that a corporation may indemnify any person, including an officer or director, who is, or is threatened to be made, party to any threatened, pending or completed legal action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of such corporation or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such officer, director, employee or agent acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the corporation's best interest and, for criminal proceedings, had no reasonable cause to believe that his conduct was unlawful. A Delaware corporation may indemnify any officer or director in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses that such officer or director actually and reasonably incurred.

    Article V of our amended and restated by-laws (filed as Exhibit 3.2) provides for indemnification of the officers and directors to the full extent permitted by applicable law.

    The underwriting agreement (Exhibit 1.1) provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act, or otherwise.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    The following is a description of all securities that we have sold within the past three years without registering the securities under the Securities
Act:

    On February 10, 1998, as part of the consideration for our acquisition of Value-Line, we paid to the principal stockholder of Valu-Line, 2,968,750 shares of our series A preferred stock and 5,982,746 shares of our series C preferred stock. These issuances were exempt from registration pursuant to Section 4(2) of the Securities Act. In June 1998, we repurchased all of the outstanding shares of our Series A preferred held by Valu-Line's former principal stockholder.

    On March 13, 1998, we completed a private placement to approximately 70 accredited investors of 5,937,500 shares of our series B preferred stock comprised of shares with an aggregate liquidation preference of $9.5 million and convertible notes in the aggregate principal amount of $3.5 million. On
June 18, 1998, we converted those notes to 2,307,965 shares of series B preferred stock. These issuances were exempt from registration pursuant to
Section 4(2) of the Securities Act.

    In connection with this series B preferred stock offering, one stockholder surrendered 1,500,000 shares of common stock and 1,500,000 warrants exercisable into shares of common stock in exchange for 1,582,500 shares of series C preferred stock. One of our officers surrendered 180,000 shares of common stock and 180,000 warrants exercisable into shares of common stock in exchange for 189,900 shares of series C preferred stock. Another of our officers surrendered 120,000 shares of common stock and 120,000 warrants exercisable into shares of common stock in exchange for 126,600 shares of series C preferred stock. We then cancelled the exchanged shares and warrants exercisable into shares of common stock. These issuances were exempt from registration pursuant to Section 4(2) of the Securities Act.


    In February 1999, we acquired American Local, a competitive local exchange carrier based in the Dallas, Texas metropolitan area. The acquisition included substantially all assets of American Local. The total purchase price was approximately $1.6 million in cash and $211,000 in common stock, or 126,249 shares. This issuance was exempt from registration pursuant to Section 4(2) of the Securities Act.



    On July 23, 1999, we completed a private placement to approximately 55 of our existing investors in series B preferred stock of 2,222,222 shares of series D preferred stock at a purchase price of $4.50 per share for aggregate proceeds of approximately $10.0 million. This issuance was exempt from registration pursuant to Section 4(2) of the Securities Act.



    On August 5, 1999, BTI Ventures, L.L.C. an affiliate of KKR, purchased 13,333,334 shares of our series F preferred stock at a purchase price of $4.50 per share for aggregate proceeds of $60.0 million. On March 23, 2000, KKR exercised its options to purchase an additional 5,263,158 shares of series F preferred stock at $4.75 per share and 5,000,000 shares of series F preferred stock at $5.00 per share. In connection with the private placement of the series F preferred stock to BTI Ventures, L.L.C., which closed on August 5, 1999, and the related exercise of the KKR options, Lehman Brothers Inc. earned compensation which included 646,316 shares of our series D preferred stock. These issuances were exempt from registration pursuant to Section 4(2) of the Securities Act.

    On August 5, 1999, in connection with the series F preferred stock offering, we repurchased 2,222,222 shares of our Series C preferred stock for $10.0 million from a board member. This issuance was exempt from registration pursuant to Section 4(2) of the Securities Act.



    On August 5, 1999, in connection with the series F preferred stock offering, we converted each outstanding share of series B preferred stock into one share of amended and restated series B preferred stock. The holders of series B preferred stock, approximately 70 accredited investors, surrendered their existing redemption and participating liquidation preference in exchange for
0.2222 shares of our series E preferred stock. These issuances were exempt from registration pursuant to Section 4(2) of the Securities Act. We redeemed the series E preferred stock for a total of $8.6 million.



    From February 10, 1998 to March 23, 2000, we granted stock options to purchase up to 14,969,472 shares of our common stock pursuant to our stock option plan, with a weighted average exercise price of $1.287 per share. These issuances were exempt from registration pursuant to Rule 701 under the Securities Act.



    In connection with our sale of $115,000,000 of 14% senior notes due 2008 to qualified institutional buyers, in June 1998 we granted warrants to purchase up to 2,530,472 shares of our common stock at an exercise price of $0.006 per share. These issuances were exempt from registration pursuant to Section 4(2) of the Securities Act.



    In March 2000, Mr. Jalkut, a member of our board of directors, agreed to purchase 47,867 shares of our common stock for $200,000, and Mr. Ejabat, a member of our board of directors, agreed to purchase 119,667 shares of our common stock for $500,000.


ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULE

    (a) Exhibits


       EXHIBIT
         NO.                               DESCRIPTION OF EXHIBIT
       -------          ------------------------------------------------------------
  1.1        ***        Form of Underwriting Agreement.

  2.1                   Agreement and plan of merger among Birch Telecom, Inc.,
                        Valu-Line Companies, Inc., Stephen L. Sauder, Paula K.
                        Sauder, Richard L. Tidwell, Sarah J. Tidwell, Stormy Supiran
                        and Carla S. Supiran. (incorporated by reference to Exhibit
                        2.1 to Birch Telecom, Inc.'s registration statement on Form
                        S-4, as amended (SEC File No. 333-62797), originally filed
                        September 3, 1998 (Form S-4)).

  3.1        **         Restated certificate of incorporation of Birch Telecom, Inc.

  3.2        *          Amended and restated bylaws of Birch Telecom, Inc.

  3.3        *          Form of amended and restated certificate of incorporation of
                        Birch Telecom, Inc. (to be filed in Delaware immediately
                        prior to completion of the offering).

 4.1         *          Specimen stock certificate.

 5.1         *          Opinion of Latham & Watkins.

 10.1                   Birch Telecom, Inc. securities purchase agreement
                        (incorporated by reference to Exhibit 10.1 to the Form S-4).

 10.2        *          Birch Telecom, Inc. amended and restated purchasers rights agreement, dated March 30, 2000.

 10.3        **         Amended employment agreement dated as of October 7, 1999
                        between Birch Telecom, Inc. and David E. Scott.

       EXHIBIT
         NO.                               DESCRIPTION OF EXHIBIT
       -------          ------------------------------------------------------------
 10.4        **         Amended employment agreement dated as of October 7, 1999
                        between Birch Telecom, Inc. and Gregory C. Lawhon.

 10.5        **         Amended employment agreement dated as of October 7, 1999
                        between Birch Telecom, Inc. and Donald H. Goldman.

 10.6        **         Amended employment agreement dated as of October 7, 1999
                        between Birch Telecom, Inc. and David W. Vranicar.

 10.7 Employment agreement dated as of February 10, 1998 between Birch Telecom, Inc. and Stephen L. Sauder (incorporated by reference to Exhibit 10.7 to the Form S-4).

 10.8                   General agreement between Birch Telecom, Inc. and Lucent
                        Technologies Inc. (incorporated by reference to Exhibit
                        10.12 to the Form S-4).

 10.9                   Interconnection agreement under Sections 251 and 252 of the
                        Telecommunications Act of 1996 by and between Southwestern
                        Bell Telephone Company and Birch Telecom of Missouri, Inc.
                        (Missouri Interconnection Agreement) (incorporated by
                        reference to Exhibit 10.13 to the Form S-4).

 10.10                  Amendment No. 1 dated May 27, 1998 to Missouri
                        interconnection agreement (incorporated by reference to
                        Exhibit 10.10 to Birch Telecom, Inc.'s annual report on form
                        10-K for the fiscal year ended December 31, 1998, originally filed on March 31, 1999 (Form 10-K)).

 10.11       +          Software license agreement between Birch Telecom, Inc. and
                        Saville Systems Inc. (incorporated by reference to Exhibit
                        10.14 to the Form S-4).

 10.12                  Interconnection agreement under Sections 251 and 252 of the
                        Telecommunications Act of 1996 by and between Southwestern
                        Bell Telephone Company and Birch Telecom of Kansas, Inc.
                        (incorporated by reference to Exhibit 10.12 to the Form
                        10-K).

 10.13                  Interconnection agreement under Sections 251 and 252 of the
                        Telecommunications Act of 1996 by and between Southwestern
                        Bell Telephone Company and Birch Telecom of Texas Ltd., LLP.
                        (incorporated by reference to the Exhibit 10.13 to the Form
                        10-K).

 10.14                  1998 stock option plan (incorporated by reference to Exhibit
                        10.14 to Birch Telecom Inc.'s annual report on Form 10-K for the fiscal year ended December 31, 1998, as amended, filed on May 7, 1999 (Form 10-K/A)).

 10.15 Form of incentive stock option agreement under 1998 stock option plan (incorporated by reference to Exhibit 10.15 to the Form 10-K/A).

 10.16                  Form of nonstatutory stock option agreement under 1998 stock option plan (incorporated by reference to Exhibit 10.16 to the Form 10-K/A).

 10.17                  Lease agreement between Francor, L.L.C. and Birch Telecom,
                        Inc. dated July 20, 1998 (incorporated by reference to
                        Exhibit 10.17 to the Form 10-K/A).

 10.18                  Series D preferred stock purchase agreement, dated July 2,
                        1999 (incorporated by reference to Exhibit 10.18 to the Form
                        10-Q).

 10.19                  Series F preferred stock purchase agreement, dated July 13,
                        1999 (incorporated by reference to Exhibit 10.19 to the Form
                        10-Q).

 10.20       **         Amended and restated credit agreement among Birch Telecom
                        Finance, Inc., Birch Telecom, Inc., Lehman Brothers Inc.,
                        Lehman Commercial Paper Inc., Bankers Trust Company and Bank
                        of America, Inc., as agents and lenders, and the other
                        lenders party thereto dated February 2, 2000.

       EXHIBIT
         NO.                               DESCRIPTION OF EXHIBIT
       -------          ------------------------------------------------------------
 10.21       **         Amended and restated guarantee and collateral agreement,
                        dated as of February 2, 2000, among Birch Telecom Finance,
                        Inc., Birch Telecom, Inc. and Lehman Commercial Paper, Inc.,
                        as collateral agent (included as Exhibit A to Exhibit 10.20 filed with this S-1).

 10.22       **         Amended employment agreement dated as of October 7, 1999
                        between Birch Telecom, Inc. and Bradley A. Moline.

 10.23       **         Amended employment agreement dated as of October 7, 1999
                        between Birch Telecom, Inc. and Jeffrey D. Shackelford.

 10.24       **         Employment agreement dated as of February 2000 between Birch
                        Telecom, Inc. and David M. Hollingsworth.

 10.25       *          2000 Equity Participation Plan.

 10.26       *          2000 Employee Stock Purchase Plan.

 10.27                  Indenture, dated as of June 23, 1998, between Birch Telecom,
                        Inc. and Norwest Bank Minnesota, National Association, as
                        trustee, relating to $115,000,000 aggregate principal amount of 14% senior notes due 2008 (incorporated by reference to
                        Exhibit 4.1 to the Form S-4).

 10.28                  Specimen certificate of 14% senior notes due 2008 (Exchange
                        Notes) (included in Exhibit 4.1, which is incorporated by
                        reference to Exhibit 4.1 to the Form S-4).

 10.29                  Collateral pledge and security agreement, dated as of June
                        23, 1998 from Birch Telecom, Inc., Pledgor, to Norwest Bank
                        Minnesota, National Association, Trustee (incorporated by
                        reference to Exhibit 4.5 to the Form S-4).

 10.30       **         Letter agreement dated as of March 22, 2000 between Birch
                        Telecom, Inc. and Mory Ejabat.

 10.31       **         Letter agreement dated as of March 22, 2000 between Birch
                        Telecom, Inc. and Richard A. Jalkut.

 21.1 Subsidiaries of Birch Telecom, Inc. (incorporated by reference to Exhibit 21.1 to the Form S-4).

 23.1        *          Consent of Latham & Watkins (included in Exhibit 5.1).

 23.2        *          Consent of independent auditors.

 24.1        **         Power of attorney.

 27.1        **         Financial data schedule.


------------------------

*   Filed herewith.


**  Previously filed.



*** To be filed by amendment.


+ Portions of this exhibit have been omitted pursuant to a request for confidential treatment. Such portions have been filed separately with the Commission.

    (b) Financial Statement Schedules

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Birch Telecom, Inc.

    We have audited the consolidated financial statements of Birch Telecom, Inc. (Birch) as of December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, and have issued our report thereon dated February 17, 2000 (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule included in Item 16(b) of this Registration Statement. This schedule is the responsibility of the management of Birch. Our responsibility is to express an opinion based on our audits.

    In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as whole, presents fairly in all material respects the information set forth therein.

                                          ERNST & YOUNG LLP

Kansas City, Missouri
February 17, 2000

                              BIRCH TELECOM, INC.
          SCHEDULE II--CONSOLIDATED VALUATION AND QUALIFYING ACCOUNTS
                  YEARS ENDED DECEMBER 31, 1997, 1998 AND 1999

                                                                  ADDITIONS
                                                            ---------------------
                                                 BALANCE    CHARGED    CHARGED TO                   BALANCE
                                                BEGINNING      TO        OTHER        OTHER          END OF
                                                 OF YEAR     INCOME     ACCOUNTS    DEDUCTIONS        YEAR
                                                ---------   --------   ----------   ----------      --------
                                                                       (IN THOUSANDS)
1997
  Valuation allowance--deferred income tax
    assets...................................    $    0     $   681       $  0         $   0        $   681
                                                 ------     -------       ----         -----        -------

1998
  Allowance for doubtful accounts............    $    0     $   140       $133         $ (39)(1)    $   234
                                                 ------     -------       ----         -----        -------
  Valuation allowance--deferred income tax
    assets...................................    $  681     $ 5,118       $  0         $   0        $ 5,799
                                                 ------     -------       ----         -----        -------

1999
  Allowance for doubtful accounts............    $  234     $   561       $125         $(464)(1)    $   456
                                                 ------     -------       ----         -----        -------
  Valuation allowance--deferred income tax
    assets...................................    $5,799     $22,942       $  0         $   0        $28,741
                                                 ------     -------       ----         -----        -------

------------------------

(1) Accounts written off, net of recoveries.

    All other schedules are omitted because they are not applicable or because the required information is contained in the consolidated financial statements or notes thereto included in this Registration Statement.

ITEM 17. UNDERTAKINGS

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.

    The undersigned Registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York on March 31, 2000.


                                                       BIRCH TELECOM, INC.

                                                       By:            /s/ BRADLEY A. MOLINE
                                                            -----------------------------------------
                                                                        Bradley A. Moline
                                                                     CHIEF FINANCIAL OFFICER


    PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON THIS 31ST DAY OF MARCH, 2000.



                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                          *
     -------------------------------------------       President and Chief Executive   March 31, 2000
                   David E. Scott                      Officer

                          *
     -------------------------------------------       Executive Vice President and    March 31, 2000
                  Donald H. Goldman                    Chief Operating Officer

                                                       Senior Vice President of
                /s/ BRADLEY A. MOLINE                  Finance and Chief Financial
     -------------------------------------------       Officer (chief accounting and   March 31, 2000
                  Bradley A. Moline                    financial officer)

                          *
     -------------------------------------------       Director                        March 31, 2000
                  Henry H. Bradley

                          *
     -------------------------------------------       Director                        March 31, 2000
                   Adam H. Clammer

                          *
     -------------------------------------------       Director                        March 31, 2000
                James H. Greene, Jr.

                          *
     -------------------------------------------       Director                        March 31, 2000
                Alexander Navab, Jr.

                      SIGNATURE                                    TITLE                    DATE
                      ---------                                    -----                    ----
                          *
     -------------------------------------------       Director                        March 31, 2000
                  Thomas R. Palmer



*By:                  /s/ Bradley A. Moline
             --------------------------------------
                     Name: Bradley A. Moline
                     TITLE: ATTORNEY-IN-FACT